Form 20-F
Konsta Real Estate Properties
filed 2010-03-31
CIK 1452795

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Period Ended __________

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from __________ to __________

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report __________

Commission File Number: 000-53540

KONSTA REAL ESTATE PROPERTIES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of the Registrant’s Name into English)

BRITISH VIRGIN ISLANDS
(Jurisdiction of incorporation or organization)

c/o Riokom, LLC
33-1 Molodogvardeiskaya Street,
Moscow, Russia, 121351.
Telephone and fax number:
+7-495-649-639-1
Email: info@krepltd.com
(Address of principal executive offices)

Copies to:
Richard Friedman, Esq.
Andrew Smith, Esq.
Sichenzia Ross Friedman Ference, LLP
61 Broadway, 32nd Floor
New York, NY 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, US $3.00 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of March 9, 2010: 10,794,811 Ordinary Shares, $3.00 par value

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of June 30, 2009: 10,600,968 Ordinary Shares, $3.00 par value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes   ☒ No
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

  Note:
Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: N/A   ☐ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A  ☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards	☐  Other
as issued by the International Accounting Standards Board

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). N/A  ☐ Yes   ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court. N/A  ☐ Yes   ☐ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to “BVI” are references to the British Virgin Islands.  Unless otherwise noted all references to “ordinary shares” or “shares” are references to the ordinary shares of the Registrant.  All references to “we”, “us”, the “Company”, the “Registrant” of “KREP” are references to Konsta Real Estate Properties Ltd.  Per share numbers assume 10,794,811 ordinary shares issued and outstanding as of March 9, 2010.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements

Included in this Form 20-F are “forward-looking” statements, which are not current or historical information. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from anticipated results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, statements that are not statements of current or historical fact are forward-looking statements. Without limiting the foregoing, the words "plan," "intend," "may," "will," "expect," "believe," "could," "anticipate," "estimate," or "continue" or similar expressions or other variations or comparable terminology are intended to identify forward-looking statements. Our future operating results are dependent upon many factors, including factors outside our control.  Forward-looking statements may not be realized due to a variety of factors, including, without limitation, (i) our ability to obtain sufficient capital for property acquisition or development, (ii) our ability to obtain tenants for rental properties, (iii) general industry-wide conditions, (iv) our ability to manage our business; (v) our ability to employ and retain the management and human resources and infrastructure necessary to support the growth of the business; (vi) competitive factors and developments beyond our control; (vii) our inability to obtain appropriate governmental approvals or limitations imposed by government regulation of our business; (viii) inaccuracy or our financial assumptions and estimates, and (ix) the other factors discussed in “Risk Factors” and elsewhere in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors beyond our control. We undertake no obligation to update or revise or update forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise, except to the extent required by the federal securities laws.

PART I

Item 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

The following table lists the members of our board of directors, or the Board. The business address of all directors is: c/o Riokom, LLC., 33-1 Molodogvardeiskaya Street, Moscow, Russian Federation, 121351.

Table No. 1
Directors

Name	Position
Dr. Roman Plavnik	Chairman of the Board of Directors
Nazar Lappa	Director
Svetlana Gromova	Director
Michael Lakshin	Director
Konstantin Plavnik	Director
Sergey Vokhontsev	Director

The following table lists the member of our senior management. The business address for all members of senior management is: c/o Riokom, LLC., 33-1 Molodogvardeiskaya Street, Moscow, Russian Federation, 121351.

Table No. 2
Senior Management

Name	Position
Dr. Roman Plavnik	Chief Executive Officer and President
Nazar Lappa	Vice President of Investor Relations
Svetlana Gromova	Vice President of Legal Affairs and Secretary
Michael Lakshin	Vice President of Marketing
Konstantin Plavnik	Vice President of Business Analytics
Sergey Vokhontsev	Chief Operations Officer
Oleg Sultanov	Chief Financial Officer
Dmitry Sednev	Vice President of Construction and Development

The functions of our directors and senior management are described below in ITEM 6.A. – Directors and Senior Management.

B.           Advisers

The following are the names and addresses of our principal bankers and legal advisers with which we have a continuing relationship:

Our principal banker is TRASTA KOMERCBANKA, located at Miesnieku iela 9, Riga LV-1050, Latvija.
We also maintain a business account with Bank of America, 1357 16th Street, Fort Lee, NJ 07024, tel. 201-224-5003; Attention: Nancy Ceran.

Our legal adviser in the British Virgin Islands is Ogier Group L.P., located at Qwomar Complex, 4th Floor, P.O. Box 3170, Road Town, Tortola, British Virgin Islands, VG1110.

 C.           Auditors

Our auditor is Intercom-Audit located at 125124, Moscow, 3 rd Street, Yamskogo Fields, building 2 block 13.

Item 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.            KEY INFORMATION

A.	Selected Financial Data

We were formed originally as the Konsta Real Estate Properties Master Fund, Ltd. in the British Virgin Islands on October 3, 2005 and have been domiciled in the Russian Federation since formation.  In order to reorganize into an operating company, we obtained board and shareholder approval to amend and restate our Memorandum and Articles of Association, or the Amendment, which Amendment was effectuated on December 10, 2008.  Pursuant to the Amendment, we removed the rights of members to receive redemption for any shares held by such members and changed our name to Konsta Real Estate Properties, Ltd. In furtherance of our reorganization, on January 9, 2009, the British Virgin Islands Financial Services Commission cancelled our certificate of recognition as a professional fund under the Mutual Funds Act, 1996.

We had nominal operations until January 2007, at which time we began our operations.  We selected a December 31 fiscal year end.  We are filing this Registration Statement with audited financial statements for the fiscal years ended December 31, 2007 and December 31, 2008 and for the six months ended June 30, 2009 and 2008.  Our financial statements have been audited by Intercom-Audit, an independent registered public accounting firm, in accordance with International Standards on Auditing and the standards for Public Company Accounting Oversight Board (United States).  The Financial Statements were prepared in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.  Exchange rate information for the Russian Ruble as compared to the US Dollar, for the relevant reporting periods, is included after the tables. The information in the financial statements should be read in conjunction with the notes thereto.  The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance.

           The following tables of Selected Financial Data are derived from the consolidated balance sheet and consolidated income statement contained in our Financial Statements for the six months ended June 30, 2009 and June 30, 2008 and for the years ended December 31, 2008 and December 31, 2007.  The Financial Statements were prepared in accordance with IFRS.

Consolidated balance sheets

	As of 31 December 2008	As of 31 December 2007
	‘000 USD	‘000 USD
ASSETS
Current assets
Cash and cash equivalents	$33	$47
Short-term loans	-	3 770
Other receivables	341	43
Other current assets	2	31
Total current assets	376	3 891

Non-current assets
Trading property	15 504	8 880
Property, plant and equipment, net	65	49
Intangible assets	13 851	9 390
Deferred tax assets	212	53
Other non-current assets	-	343
Total non-current assets	29 632	18 715

TOTAL ASSETS	$30 008	$22 606

LIABILITIES
Current liabilities
Other payables	$597	$32
Short-term borrowings	68	6
Total current liabilities	665	38

Long-term liabilities
Long-term borrowings	75	64
Deferred tax liabilities	2 530	2 257
Total long-term liabilities	2 605	2 321

EQUITY
Share capital	28 404	19 664
Share premium	(11 572)	(7 133)
Revaluation reserve	10 111	7 133
Translational reserve	22	23
Retained earnings	(227)	560
Total equity	26 738	20 247

TOTAL LIABILITIES AND EQUITY	$30 008	$22 606

Consolidated statements of operations
	For the year ended December 31, 2008	For the year ended December 31, 2007
	‘000 USD	‘000 USD
Revenues
Commissions fee	$338	$881
Other operating income	7

Total revenues	345	881

Operating expenses	(1 326)	(414)

Exchange difference gain/(loss)	10	34

Operating income/(loss)	(971)	501

Interest income	-	17
Interest expenses	(5)	(2)

Income/(loss) before tax	(976)	516

Income tax	189	44

Net income/(loss)	$(787)	$560

Basic and diluted income(loss) per share in US dollars	$(0,10)	$0,11
Attributable to:
shareholders of Company	$(0,10)	$0,11
non-controlling interests	$-	$-

At December 31, 2008, Total Assets were $30,008,000, compared to $22,606,000 at December 31, 2007, representing an increase of approximately 32.7%.

At December 31, 2008, Total Liabilities were $3,270,000, compared to $2,359,000 at December 31, 2007, representing an increase of approximately 38.6%.

At December 31, 2008, Total Equity was $26,738,000, compared to $20,247,000 at December 31, 2007, representing an increase of approximately 32%.

Total revenues for year ended December 31, 2008 was $345,000, compared to $881,000 for the prior year, representing a decrease in income of approximately 60.8%.

Operating expenses for the year ended December 31, 2008 were $1,326,000, compared to $414,000 for the prior year, representing an increase in operating expenses of approximately 220.3%.

Operating loss for the year ended December 31, 2008 was $971,000, compared to operating income of $501,000 for the year, representing a decrease in income of approximately 293.8%.

Loss before income tax for year ended December 31, 2008 was $976,000, compared to income before income tax of $516,000 for the prior year, representing a decrease in income before tax of approximately 289.15%.

Net loss for the year ended December 31, 2008 was $787,000, compared to net income of $560,000 for the prior year, representing a decrease of net income of approximately 240.5%.

The following tables of Selected Financial Data are derived from the modified interim consolidated balance sheet and modified interim consolidated income statement in the Company’s Financial Statements for the period ended June 30, 2009.  The tables below reflect the adjustments to our Financial Statements following the cancellation of its fund license on January 9, 2009 and our reorganization as an operating company.  The Financial Statements were prepared in accordance with IFRS.

Interim consolidated balance sheets
	As at 30 June 2009	As at 30 June 2008
	'000 USD	'000 USD
ASSETS

Current assets
Cash and cash equivalents	$19	$3 967
Other receivables	238	233
Other current assets	100	87

Total current assets	357	4 287

Non-current assets
Trading property	22 086	9 453
Property, plant and equipment	49	43
Intangible assets	13 007	9 823
Deferred tax assets	264	118

Total non-current assets	35 406	19 437

TOTAL ASSETS	$35 763	$23 724

LIABILITIES
Current liabilities
Other payables	$870	$43
Short-term borrowings	246	-

Total current liabilities	1 116	43

Long-term liabilities
Long-term borrowings	70	89
Deferred tax liabilities	2 375	2 361

Total long-term liabilities	2 445	2 450

EQUITY
Share capital	31 803	23 271
Share premium	(8 314)	(9 758)
Revaluation reserve	9 494	7 464
Translational reserve	(100)	17
Retained earnings	(681)	237

TOTAL EQUITY	32 202	21 231

TOTAL LIABILITIES AND EQUITY	$35 763	$23 724

Interim consolidated statements of operations
	For the six month ended 30 June 2009	For the six month ended 30 June 2008
	'000 USD	'000 USD
Revenues
Commissions fee	$-	$29
Other operating income	-	1

Total revenues	-	30

Operating expenses	(360)	(437)

Exchange difference gain/(loss)	(178)	28

Operating income/(loss)	(538)	(379)

Interest income	2	-
Interest expenses	(1)	(4)

Income/(loss) before tax	(537)	(383)

Income tax	83	60

Net income/(loss)	$(454)	$(323)

Basic and diluted income(loss) per share in US dollars	$(0,05)	$(0,05)
Attributable to:
Shareholders of Company	$(0,05)	(0,05)
Non-controlling interests	$-	$-

At June 30, 2009, Total Assets were $35,763,000, compared to $23,724,000 at June 30, 2008, representing an increase of approximately 50.7%.

At June 30, 2009, Total Liabilities were $3,561,000 compared to $2,493,000 at June 30, 2008, representing an increase of approximately 42.8%.

At June 30, 2009, Total Equity was $32,202,000, compared to $21,231,000 at June 30, 2008, representing an increase of approximately 51.7%.

Total revenues for the 6 month period ended June 30, 2009 was $0, compared to $30,000 at June 30, 2008, representing a decrease in income of 100%.

Operating expenses for the 6 month period ended June 30, 2009 were $360,000, compared to $437,000 at June 30, 2008, representing a decrease in operating expenses of approximately 17.5%.

Operating loss for the 6 month period ended June 30, 2009 was $538,000, compared to $379,000 at June 30, 2008, representing an increased loss of approximately 42%.

Loss before income tax for the 6 month period ended June 30, 2009 was $537,000, compared to $383,000 at June 30, 2008, representing an increased loss of approximately 40.2%.

Net loss for the 6 month period ended June 30, 2009 was $454,000, compared to $323,000 at June 30, 2008, representing an increased loss of approximately 40.6%.

The following table sets forth information concerning exchange rates between the Russian Ruble and the United States dollar for the periods indicated.

Fiscal Period Ended	Period Average Ruble/US$	Period Average Ruble/US$
June 30, 2005
December 31, 2005	28,7825
June 30, 2006	27,0789
December 31, 2006	26,3311
June 30, 2007	25,8162
December 31, 2007	24,5462
June 30, 2008	23,4573
December 31, 2008	29,3804
June 30, 2009	31,2904
December 31, 2009	30,2442

Monthly Period Ended	High	Low
July 31 2009	32,2184	31,1428
August 31, 2009	31,9918	31,1120
September 30, 2009	30,6441	29,7882
October 31, 2009	29,7882	29,1053
November 30, 2009	30,2599	28,7330
December 31, 2009	30,2943	29,4874
January 31, 2010	30,2989	29,4874
February 28, 2010	30,2839	29,8760
March 2010 (through March 10, 2010)	29,8760	29,7374

B.           Capitalization and Indebtedness

Ordinary Shares

We are authorized to issue 55,000,000 Ordinary Shares $3.00 par value.  Our Ordinary Shares outstanding were 9,467,968 as of December 31, 2008 and 6,554,770 as of December 31, 2007.  As of June 30, 2009 10,600,968 Ordinary Shares were issued and outstanding, fully paid and non-assessable.

No share purchase options or warrants have been issued for cash or non-cash consideration.  No options or warrants have been issued to employees or non-employees as compensation for goods or services.  There are no Preferred shares issued and outstanding.

The table below sets forth the capitalization of the Company as of June 30, 2009.

Actual
Ordinary Shares, $3.00 par value, 55,000,000 shares authorized, 10,600,968 shares issued and outstanding	$31,803,000
Share premium	$(8,314,000)
Accumulated Deficit	$(681,000)
Other comprehensive loss	$9,394,000
Total Capitalization	$32,202,000

Indebtedness

We have provided an unsecured and unguaranteed credit facility to our 99% owned subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of June 30, 2009, Jirmalia had drawn down US$2,416,000 of the credit facility.   In turn, Jirmalia provides a credit facility to each of its wholly owned subsidiaries: Icecom and Riokom.  As of June 30, 2009, Riokom had drawn down US$1,520,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  As of June 30, 2009, Icecom had drawn down US$896,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  We consolidate our financials with our subsidiaries and, as such, the indebtedness is not reflected in our Financial Statements.  We had no other indebtedness as at June 30, 2009.

As of December 31, 2008, we had received a long-term loan from “LaVieDerm-Paris” SRL. The stated loan amount was equal to US$84,000 with a rate of interest of 3% per annum. The actual loan proceeds were equal to US$75,000 with a 9.3% effective market rate.  As of December 31, 2008, we also had short-term interest-free borrowings from our founder, Roman Plavnik, aggregating $68,000.

Our subsidiary, Riokom is subleasing office space to our subsidiary, Icecom for a term of 12 months at a monthly lease rate of $770.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this registration statement before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and results of operations may be materially adversely affected. In such event, the trading price of our securities could decline and you could lose all or part of your investment.

GENERAL RISKS

We have experienced net losses, and we may not be profitable in the future.

We experienced a net loss of US$787,000 for the year ended December 31, 2008, and US$454,000 for the six month period ended June 30, 2009, and we may not generate profits in the future on a consistent basis, or at all. As of June 30, 2009, we had working capital of US($75,000) and shareholders’ equity of US$32,202,000. If we fail to achieve consistent profitability, that failure could have a negative effect on our financial condition.

We will need additional capital in the future and it may not be available on acceptable terms, or at all, which will impair our ability to continue as a going concern.

In order to execute our business plan, and to sustain our operations, we may need additional funds for operating and capital expenditures, to sustain and expand sales and marketing activities, to effectively support the operations and to otherwise implement our overall business strategy. If such funds are not available when required or on acceptable terms, our business and financial results could suffer. The inability to obtain additional capital will restrict our ability to grow and may reduce its ability to continue to conduct business operations. Any additional equity financing may involve substantial dilution to the existing shareholders.

We face intense competition.

We may be at a competitive disadvantage with respect to cost of funds in comparison to our competition.  Given that we do not have a proven source of low cost funds, we may be at a competitive disadvantage with regard to acquisitions, leasing and dispositions where others may have a lower cost of funds and thus be able to pay more for acquisitions or lease at lower rates or sell at lower prices.

The inability to obtain or retain key personnel could delay or hinder implementation of our business plan, which could limit our ability to make distributions.

Our success depends to a significant degree upon the contributions of Roman Plavnik, Nazar Lappa, Svetlana Gromova, Michael Lakshin and Konstantin Plavnik, each of whom would be difficult to replace. If we were to lose the contributions of any of these persons our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our management’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and our management may be unsuccessful in attracting and retaining such skilled personnel.  If we lose or are unable to obtain the services of highly skilled personnel, our ability to implement our business plan could be delayed or hindered, and the value of our Company may decline.

The loss of or the inability to obtain strategic relationships with firms that have special expertise in certain services could delay or hinder implementation of our business plan.

Resources required to develop real estate are limited in the regions where we intend to invest in and develop properties.  Accordingly, we intend to establish strategic relationships with firms that have special expertise in certain services in connection with developing real property in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors/developers in such regions. We may be unsuccessful in establishing and retaining such relationships. If we are unable to not establish or maintain appropriate strategic relationships, our ability to implement our business plan could be delayed or hindered, and the value of our Company may decline.

Because our Chairman owns over 50% of our outstanding common stock, he will make and control corporate decisions that may be disadvantageous to minority shareholders.

Our chief executive officer and chairman of the board, Roman Plavnik owns more than 50% of our outstanding Ordinary Shares. Accordingly, he will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Dr. Plavnik may differ from the interests of the other shareholders and may result in corporate decisions that are disadvantageous to other shareholders.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended. As such, we are exempt from certain provisions applicable to United States public companies including:

•
The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K, although we are required to furnish a report on Form 6-K disclosing information that we make public pursuant to the laws of the British Virgin Islands or the Russian Federation, that we are required to file by the Over the Counter Bulletin Board or that we are required to furnish to our securities holders pursuant to the rules and regulations of the SEC with respect to the Form 6-K;

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Exchange Act requiring insiders to file public reports of their ordinary share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. In particular, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Because of this exemption, at any time we seek approval from our shareholders, we will not be required to file with the SEC preliminary proxy solicitation materials, but rather will prepare and deliver proxy solicitation materials to our shareholders in accordance with: (i) British Virgin Islands law, which contains no specific proxy laws, rules or regulations, and (ii) the relevant provisions of our memorandum and articles of association, and, as required, file such materials with the SEC after mailing. Although we anticipate that such materials will contain many of the same disclosures as proxy materials prepared in conformance with the U.S. proxy rules, investors are cautioned that such materials will not have been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules.

If we are unable to obtain immediate financing or we do not obtain sufficient financing we may not be able to complete our construction projects on a timely basis.

Our ability to continue present operations and to complete construction of our existing projects without delay and begin construction of new projects in a timely manner depends on our ability to obtain significant additional external funding.  Our ability to complete the construction of Kurortny and Orbita is dependent on our access to additional financing and capital resources at acceptable rates and on acceptable terms.  There is no assurance that additional financing will be available or on acceptable terms.  Furthermore, to obtain additional capital we may have to issue additional securities that may cause dilution to our existing shareholders.

The recent economic downturn in the Russian Federation, and globally, has limited our opportunities to obtain conventional real estate secured bank financing to continue our operations.

The recent economic downturn has limited our ability to obtain conventional real estate secured bank financing. We may be able to obtain necessary additional capital only by public or private equity offerings or equity-linked debt financings, which may result in significant dilution to existing shareholders.  Any new debt financing may include covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments.

Economic conditions, political events, war, terrorism, public health issues, natural disasters and other circumstances could materially adversely affect our financial condition.

Our operations and performance depend significantly on worldwide economic conditions and their impact on demand for real estate purchases and leases.  Economic conditions in Russia have deteriorated significantly and may remain depressed for the foreseeable future. For example, some of the factors that could influence the demand for real estate include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior.  These and other economic factors could have a material adverse effect on demand for the Company’s real estate properties and cause the price of the properties to decline thereby adversely affecting the financial condition and operating results.

In addition, war, terrorism, geopolitical uncertainties, public health issues, and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a negative effect on the demand for our real properties.  Our business operations are subject to interruption by natural disasters, fire, long rainfall, snow and dirt avalanche, power shortages, terrorist attacks, and other hostile acts, labor disputes, public health issues, and other events beyond our control. Such events could delay the completion of our construction projects and cause a decrease in the demand for our real properties, make it difficult or impossible for us to complete construction of our real properties, and create delays and inefficiencies in our supply chain.  Should major public health issues, including pandemics, arise, we could be negatively affected by travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, and disruptions in the operations of our construction and component suppliers. Because we do not carry earthquake insurance for direct quake-related losses and significant recovery time could be required to resume operations, our financial condition and operating results could be materially adversely affected in the event of a major earthquake.

Our success is dependent upon the 2014 Winter Olympic Games in Sochi taking place as scheduled and being well-attended.

Although the 2014 Winter Olympic Games are scheduled to take place in Sochi, economic conditions in Russia and world-wide, political events, war, terrorism, a boycott by athletes, public health issues, environmental conditions affecting the construction of facilities, labor strikes, natural disasters and other circumstances could cause a delay or the cancellation of the Winter Olympic Games, which would adversely affect the demand for our real properties and, consequently, have a material adverse affect on our financial condition.

RISKS RELATED TO REAL ESTATE

We are subject to all of the operating risks common in the lodging industry and our results may be adversely impacted if any of these risks materialize.

To the extent we elect to purchase, develop or operate a hotel property, our results will be affected by occupancy and room rates achieved by our hotels, our ability to manage costs, foreign currency exchange rate movements related to our international operations, our relative mix of owned, leased, managed and franchised hotels, supply and demand changes for hotel rooms in our markets, the quantity and pricing and changes in the number of available hotel rooms through acquisition, development and disposition. Unfavorable changes in these factors, as well as the occurrence of other events described below, could negatively impact hotel room demand and pricing which, in turn, could limit our ability to pass through operating cost increases in the form of higher room rates. Our ability to manage costs could be adversely impacted by significant increases in operating expenses, such as wages and other labor costs, healthcare, insurance, property taxes and energy, as well as increases in construction costs, resulting in lower operating margins. In addition, economic factors beyond our control may create challenges for the lodging industry and us in 2010 and beyond. A downturn in economic conditions, or travel restrictions, could adversely impact the demand for hotel rooms and put pressure on room rates. Increases in transportation and fuel costs, the financial condition of the airline industry and its impact on air travel and sustained recessionary periods could also unfavorably impact future results.

 Unfavorable changes in market and economic conditions could reduce occupancy, purchase price or rental rates and the market value of our real estate properties and adversely affect the value of our other real estate related assets, which in turn could have a material adverse effect on our cash flow and therefore our ability to achieve our objectives.

                    The market and economic conditions in the markets where our properties will be located may significantly affect the purchase price of apartments, occupancy of hotel and rental properties or rental rates on residential apartments. Decreased occupancy and/or rental rates in those markets would decrease our cash flow, which in turn, could significantly affect our ability to achieve our objectives, including those of capital appreciation and preservation of capital. The risks that may affect conditions in those markets include, but are not limited to, the following:

•	the economic climate, which may be adversely impacted by business closings, industry slowdowns;
•	employment losses and other factors;
•	availability of financing;
•	competition for tenants;
•	conditions of real estate property sectors such as an oversupply of, or a reduced demand for, certain types of real estate properties;
•	changes in market rental rates;
•	decline in population or shifting demographics that adversely affects occupancy or rental rates;
•	the inability or unwillingness of lessees to pay rent increases;
inability to lease properties upon termination of existing leases;
•	success of the Olympic games in 2014 in Sochi;
•	changes in tax, real estate, zoning and environmental laws that may have an adverse impact upon the value of real estate;
•	property damage or casualty losses;
•	unexpected expenditures for capital improvements or to bring properties into compliance with applicable federal, state and local laws;
•	acts of terrorism and war;
•	acts of God and other factors beyond the control of our management;
•
the potential effect of rent control or rent stabilization laws, or other laws regulating housing, on any of our multifamily properties, which could prevent us from raising rents to offset increases in operating costs; and

•	the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates.

The market and economic conditions experienced in the region where our properties are being developed, that we believe are the result of the global economic recession, include: a reduction in available financing, as the liquidity of Russian banks has declined; and reduced demand for rental properties and lower rental rates.

A property that experiences a vacancy could be difficult to sell or lease.

A property that we acquire or develop may experience a vacancy. Some of our properties may be specifically suited to the particular needs of a certain tenant based on the type of business the tenant operates. For example, many companies desire space with an open floor plan. We may have difficulty obtaining a tenant for any vacant space in our properties, particularly if the floor plan limits the types of businesses that can use the space without major renovation. If a vacancy continues for an extended period of time, we may suffer reduced revenues. In addition, the resale value of the property could be diminished because of the adverse affect of reduced rental revenue on the market value of a property.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

If we decide to sell any of our properties or portions of such properties such as apartments, we intend to use our best efforts to sell them for a price paid entirely in cash.  However, in some instances, we may provide financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the full purchase price is actually paid by the purchaser.

Development costs may exceed amounts that are budgeted.

The amount that we budget for the cost of developing a property is a reasonable estimate, based upon information available at the time and reasonable assumptions.  The assumptions may prove to be inaccurate.  Actual costs contributing to the overall cost of a project may differ from those estimated and overall costs may exceed the amounts budgeted for a project.  In such event, the project may be delayed or be unable to complete in the absence of additional funds to pay the increased costs, or though completed may be economically impractical to operate if returns are insufficient to cover the costs of construction and the cost of construction funds.  Any of these events may have an adverse affect on our financial condition.

Our inability to retain construction companies on favorable terms to complete the development of our properties or their inability to obtain construction materials, equipment and labor in a timely manner and at market prices could have a material adverse affect on our business, as development delays and increased costs may adversely affect the profitability of a project.

The completion of our construction projects depends upon our ability to retain construction companies on favorable terms, the contractors’ timely performance of their contractual obligations and the ability of our contractors to obtain adequate construction materials, equipment and labor on a timely basis. If we are unable to retain a contractor, a contractor willfully fails to perform or is unable to perform because it cannot obtain adequate construction material, equipment or labor on a timely basis, we may not be able to complete our projects according to our budgets or in a timely manner.  This may adversely affect profitability and our financial condition.

Uninsured losses relating to real property may adversely affect your returns.

We will attempt to assure that all of our properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, our cash assets will be reduced to the extent of any such insurance deductible and/or in the event that any of our properties incurs a casualty loss which is not fully covered by insurance. Certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or, if insurable, at premium costs that are economically practical for us to maintain. Further, we may not have a sufficient external source of funding to repair or reconstruct a damaged property, and we cannot assure you that any such source of funding will be available to us for such purposes in the future.

As a property owner, we may be subject to unknown environmental liabilities.

An owner of property can incur liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We can face such liability regardless of our knowledge of the contamination; the timing of the contamination; the cause of the contamination; or the party responsible for the contamination of the property.

There may be environmental problems of which we are unaware associated with our properties.  The presence of hazardous substances on a property may adversely affect our ability to use or sell that property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have an adverse effect on our results of operations, our financial condition.

It is possible that some of our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation of the problem.  The existence of harmful mold can adversely affect the use or sale of a property.

There can be no assurance that all such adverse environmental conditions will be detected and there can be no assurance that our properties will not become contaminated after acquisition or development.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for our operations.

All real property and the operations conducted on real property are subject to laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground petroleum storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals.

Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures.

Although initial protests by independent environmental organizations have not garnered a great deal of support, renewed protests may develop as construction of the projects proceeds. These protests may delay development or result in more expensive property development.

If we are unsuccessful in competing against our competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.

Competition in the real estate development industry is intense, and there are relatively low barriers to entry into our business. We may experience competition for potential real estate property development from individuals, corporations, banks and insurance investment accounts.  Increased competition could hurt our business, as it could prevent us from acquiring attractive parcels of land on which to build apartment buildings and shopping centers or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our real estate developments that may adversely impact our margins and revenues. If we are unable to successfully compete, our financial results could suffer and the value of, or our ability to service, our debt could be adversely affected. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, some of our competitors have substantially greater financial resources and lower costs of funds than we do. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. We currently build in several of the top markets in the Russian Federation and, therefore, we expect to continue to face additional competition from new entrants into our markets.

The termination or expiration of our leases for Kurortny and Orbita will adversely affect our ability to complete the projects.

We lease the locations underlying our development projects.  The expiration dates of these leases do not allow sufficient time for us to complete the projects and sell or lease them.  There is no assurance that the expiration dates will be extended for periods that are sufficient to allow us to complete the projects, on terms that are acceptable.  If we are unable to obtain extensions of the leases for period that are sufficient to allow us to complete the projects, we will lose the entire value of the projects and your investment will become worthless.

Our current leases contain provisions for the termination of the lease if we do not meet certain construction milestones.  We have failed to meet certain development milestones. As a result, we cannot assure you that the landlords will not exercise their rights to terminate our leases after their expirations: for Kurortny after March 11, 2011 and for Orbita after June 19, 2011. Further delays in construction also may jeopardize our rights under the leases.  While the architectural-engineering plans for the Kurortny project have received governmental review and approval, the plans for Orbita are undergoing review, but have not yet received approval. There is no assurance that the plans will receive the required approvals in time to complete construction in compliance with the requirements of the lease for the project or ever.

In addition, most of our leases will expire within the next two years and do not contain options to renew. Although we believe that we will be able to renew our leases on similar terms there is no guarantee that we will renew the leases on favorable terms or at all.  We may not be able to renew leases on favorable economic terms or maintain our existing locations thereby requiring additional capital expenditure to obtain new construction permits and new leases to complete our construction plans.  If we do not renew our leases on favorable terms or at all our growth and profitability could be harmed and we could lose all amounts we invested in these projects prior to the expiration of the leases.

RISKS RELATED TO DOING BUSINESS IN RUSSIA

We do not carry all of the insurance coverage customary in many countries for a business of our size and nature, and as a result could experience substantial loss or disruption.

                The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in other countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, we have no coverage for business interruption or loss of key management personnel. We do not maintain separate funds or otherwise set aside reserves for these types of losses. Any such loss may cause substantial disruption and may have a material adverse effect on our business, results of operations and financial condition.

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to develop our properties, or the findings of government inspections or increased governmental regulation of our properties, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition and results of operations

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees' compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or any of our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to develop our properties or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition and results of operations.

Delay in our ability to obtain all authorizations and permits required to develop our properties may delay the completion of our development projects and hinder our results of operations.

We are subject to local, state and federal statutes and rules regulating, among other things certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations, such as building permit allocation ordinances, impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal to grant us necessary licenses, permits or approvals from government agencies could have an adverse effect on our operations. Because we currently operate in only two markets, any increase in costs or delays due to regulatory changes in one or more of our markets may have a proportionately greater impact on us than on other real estate development companies that operate in more markets or more regions of the country.

 Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our Ordinary Shares.

Since 1991, Russia has sought to transform from a one-party government with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

Current and future changes in the Russian government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our common stock.

The election of a new governmental body in any of the municipalities of the Russian Federation in which the company operates or intends to commence operations may create a material adverse effect on our business.

We have certain agreements and arrangements with the current government in Sochi that has allowed us to lease land and obtain building permits for the construction of the Kurortny project. The election of a new governmental body in Gagarin, however, may impact or disrupt our ability to obtain building permits for the Orbita project. Such disruption could have a material negative impact on our operations and financial results.

Civil conflicts could adversely affect the value of investments in Russia, which could result in a decline in the value of our common stock.

Ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the historical conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. The further intensification of violence, including terrorist activities, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce, and could materially adversely affect our business and the value of our common stock.

Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

Upon the effectiveness of the registration of our securities, we will become subject to the United States Foreign Corrupt Practices Act, or the FCPA. Although we endeavor to do business in the Russian Federation only with parties that do not tolerate corruption, the region is known to experience corruption. Our activities in the Russian Federation create the risk of unauthorized payments or offers of payments by our employees, consultants or agents or one of our subsidiaries that could be in violation of the FCPA, even though these parties are not always subject to our control. It is our policy to discourage these practices by our employees and we will endeavor to maintain safeguards against such practices. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or agents of our company or of our subsidiaries may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

RISKS RELATING TO THE ECONOMIC ENVIRONMENT IN RUSSIA

Emerging markets such as Russia are subject to greater risks than more developed markets and financial turmoil could disrupt our business, as well as cause the price of our Ordinary Shares to decline.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in such markets. Emerging markets such as Russia are also subject to rapid change, and financial turmoil in any emerging market country tends to adversely affect prices of the stock of companies operating in other emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy.

Russia has been undergoing a rapid and uneven transition to a market-oriented economy and in prior years has experienced high inflation. There is no certainty that economic measures undertaken by the Russian government will successfully improve economic conditions or that the transition to a market-oriented economy will be accomplished.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia's banking and other financial systems are less developed and regulated than those of many other developed countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Many Russian banks do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Furthermore, Russian bank deposits made by corporate entities generally are not insured.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by deterioration in the credit quality of borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios. Weaknesses in the Russian banking sector, combined with the relatively high risk credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults. If a banking crisis were to occur, companies operating in Russia would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There are currently a limited number of creditworthy Russian banks, most of which are located in Moscow and the largest of which are state-owned. Of the $19,000 cash balance we had as of June 30, 2009, our entire cash balance was held in Russian banks in US Dollar denominations.  There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

Our business can be affected by currency rate fluctuation, as all of our operations will be in Russia and in Russian rubles.

All of our development operations are, and will continue to be, in Russia and in Russian Rubles; therefore we will be affected by changes in foreign exchange rates. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Russian Rubles for our operations, appreciation of Russian Rubles against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

Conversely, if we decide to convert our Russian Rubles into U.S. dollars for the purpose of making a dividend payment on our Ordinary Shares, interest payments or for other business purposes and the U.S. dollar appreciates against the Russian Ruble the U.S. dollar equivalent of the Russian Rubles we convert would be reduced. To date, however, we have not engaged in transactions of either type.

For the last six years the Russian Ruble has risen 30% against the US Dollar. To protect our business, we may enter into foreign currency exchange contracts with major financial institutions to hedge overseas transactions and limit our exposure to those currency fluctuations. If we are not able to successfully protect ourselves against those currency rate fluctuations, then our profits will also fluctuate which could cause us to record less profits or incur losses.

RISKS RELATING TO RUSSIAN LEGISLATION AND THE RUSSIAN LEGAL SYSTEM

Weaknesses in the Russian legal system create an uncertain environment for investment and business activity and could have a material adverse effect on our business and the value of our common stock.

Russia is still developing the legal framework required to support a market economy, and its legal system is largely characterized by:

• inconsistencies between and among laws, presidential decrees and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;
• substantial gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;
• limited judicial and administrative guidance on interpreting Russian legislation;
• the relative inexperience of judges and courts in interpreting recent commercial legislation;
• a lack of judicial independence from political, social and commercial forces;
• under-funding and under-staffing of the court system;
• a high degree of discretion on the part of the judiciary and governmental authorities; and
• poorly developed bankruptcy procedures that are subject to abuse.

As is true of civil law systems, judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are sometimes used in furtherance of political aims.

In addition, several key Russian laws have only recently become effective. The untested nature of much of recent Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments may place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies in the Russian legal system. Any of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

These uncertainties also extend to property rights. Legislation has been enacted to protect private property against expropriation and nationalization. However, due to the lack of experience in enforcing these provisions and, political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities or their assets, without full compensation for the entire value of the assets taken, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Selective or arbitrary government action may have an adverse effect on our business and the value of our Ordinary Shares.

Government authorities have a high degree of discretion in Russia and have at times exercised their discretion selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is influenced by political or commercial considerations. The government also has the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations in Russia. Selective or arbitrary government action could have a material adverse effect on our business and on the value of our Ordinary Shares.

If the Russian Federal Anti-monopoly Service were to conclude that we acquired or created a new company in contravention of anti-monopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

Our business has grown in part through the acquisition and establishment of companies, many of which required the prior approval of or subsequent notification to the Russian Federal Anti-monopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or establishment of companies by groups of companies or individuals acting in concert without this approval or notification. This legislation is vague in parts and subject to varying interpretations. If the Federal Anti-monopoly Service were to conclude that an acquisition or establishment of a new company was effected in contravention of applicable legislation and competition has been reduced as a result, it could impose administrative sanctions and require the divestiture of this company or other assets, adversely affecting our business strategy and our results of operations.

If one of our principal subsidiaries is forced into liquidation due to negative net assets, our results of operations could suffer.

If at the end of any fiscal year a Russian company's net assets as determined in accordance with Russian accounting regulations are below the minimum amount of charter capital required by Russian law, the company is required to convene a shareholders’ meeting to adopt a decision to liquidate. If it fails to do so within a "reasonable period," the company's creditors may request early termination or acceleration of the company's obligations to them, as well as damages, and governmental authorities may seek to cause the involuntary liquidation of the company. Under an earlier version of this law, the company's shareholders could also bring an action to force the liquidation of the company. It is unclear under Russian law whether a historical violation of this requirement may be retroactively cured, even if a company later comes into compliance with the requirement. On occasion, Russian courts have ordered the involuntary liquidation of a company for having negative net assets even if the company has continued to fulfill its obligations and had net assets in excess of the minimum amount at the time of liquidation.

There has been no judicial or other official interpretation of what constitutes a "reasonable period" within which a company must act to liquidate. If any of our subsidiaries were to be liquidated involuntarily, we would be forced to reorganize the operations we currently conduct through that subsidiary. Although we are formed under the law of the British Virgin Islands, our subsidiaries are Russian companies. The liquidation of any of our subsidiaries would result in the termination of some of our permits or licenses and we cannot assure you that we would be able to secure new licenses needed to continue our operations. Accordingly, any liquidation could have a material adverse effect on our business.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Russian Civil Code, the Law on Joint Stock Companies and the Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one person, or an effective parent, is capable of determining decisions made by another, or an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

• this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
• the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to act or fail to act, knowing that such action or inaction would result in losses. Accordingly, our position as an effective parent of our subsidiaries, could cause us to be liable in some cases for the debts of our effective subsidiaries. Although the total indebtedness of our effective subsidiaries is currently immaterial, it is possible that we could face material liability in this regard in the future, which could materially adversely affect our business and our results of operations.

Changes in the Russian tax system or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition.

Our tax burden may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Although we are domiciled in the British Virgin Islands and there is currently no income, estate, corporation gains or other taxes payable by us, some of our subsidiaries are domiciled in the Russian Federation.  Russian tax authorities have often been arbitrary and aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Many companies are often forced to negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Any additional tax liability, as well as any unforeseen changes in Russian tax laws, could have a material adverse effect on our future results of operations or cash flows in a particular period. We have at times accrued substantial amounts for contingent tax liabilities, a substantial portion of which accruals we have reversed as contingencies have been resolved favorably or changes in circumstances have occurred. The amounts currently accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face.

Under Russian accounting and tax principles, financial statements of Russian companies are not consolidated for tax purposes. As a result, each Russian-registered entity in our group pays its own Russian taxes and we cannot offset the profits or losses in any single entity against the profits and losses of any other entity. Consequently, our overall effective tax rate may increase as we expand our operations, unless we are able to implement an effective corporate structure that minimizes the effect of these Russian accounting and tax norms.

The Russian tax system imposes additional burdens and costs on our operations in Russia, and complicates our tax planning and related business decisions. The uncertainty involved potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden on our subsidiaries. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in Russia. This could adversely affect our business and the value of our Ordinary Shares.

Any US or other foreign judgments that may be obtained against us may be difficult to enforce against us in Russia.

Although we are a British Virgin Islands corporation, subject to suit in the BVI and other courts, we have no operations in BVI, many of our assets are located in Russia, and most of our directors and their assets are located outside the BVI. Although arbitration awards are generally enforceable in Russia, judgments obtained in the United States or in other foreign courts, including those with respect to US federal securities law claims, may not be enforceable in Russia. There is no mutual recognition treaty between the United States and the Russian Federation, and no Russian federal law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any US or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia.

Although the 2014 Winter Olympic Games are designated to be held in Sochi, Russia, they may not take place as scheduled.

           While it is our intention to complete our projects and sell them well in advance of the beginning of the Games, there is no assurance that an adverse event, such as the declaration of a boycott or announcement of a postponement, which would diminish purchase and leasing demand for our properties, will not be made prior to completion of such sale or leasing activities.

RISKS RELATED TO OUR RELATIONSHIP WITH MANAGEMENT

Our management has very broad investment guidelines for assessing properties and development projects.

          Our management will have very broad guidelines and will have great latitude within the broad parameters of our business plan in determining the types of assets it may select as proper development opportunities for us.  Accordingly, subject to the overall supervision and control of our board of directors, our management will exercise substantial discretion in connection with the acquisition of real estate related properties, as well as in connection with the management, operation and development of such real estate property. Our board of directors will review our investment guidelines on at least an annual basis and our investment portfolio on a quarterly basis or, in each case, as often as it deems appropriate.

Our chairman will face conflicts of interest relating to time management.

                                During times of intense real estate market activity, Dr. Plavnik, our chairman and CEO, may devote less time and resources to our business than usual since he has investments in other companies that are involved in real estate development. If our chairman, for any reason, is not able to obtain development opportunities for us consistent with our investment objectives in a timely manner, we may have lower returns on our investments.

Our business operations could be significantly disrupted if we lose key members of our management and accounting personnel.

We are dependent on our senior management for the implementation of our business plan,, achievement of strategic goals and operation of our day-to-day activities. In addition, the professional experience of members of senior management is important to the conduct of our business. No assurance can be given that management will continue providing their services to us. We are not insured against the risk of death or disability of key personnel.

We are also dependent on certain qualified personnel for financial reporting in accordance with IFRS and SEC requirements. In Russia, there are only a limited number of individuals with adequate IFRS and SEC reporting expertise and there is increasing demand and intense competition for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS. Such competition makes it difficult for us to hire and retain such personnel. The loss of any of such key personnel could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO BEING INCORPORATED IN THE BRITISH VIRGIN ISLANDS

Because we are a British Virgin Islands company, you may not be able to enforce judgments against us that are obtained in United States courts.

We have been advised by British Virgin Islands counsel that judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and that there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Because we are a British Virgin Islands company, your rights as a shareholder may be less clearly established as compared to the rights of shareholders of companies incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum of association and articles of association and by the BVI Business Companies Act, 2004. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many the United States. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholder than they would have as shareholders of a corporation incorporated in another jurisdiction.

Item 4.      INFORMATION ON THE REGISTRANT

A.           History and Development of the Registrant

On October 3, 2005, we were incorporated as the Konsta Real Estate Properties, Master Fund, Ltd. in the British Virgin Islands under the British Virgin Islands International Business Companies Act of 1984 with its domicile in the Russian Federation.  On December 10, 2008, we changed our name to Konsta Real Estate Properties, Ltd.  Our principal place of business is c/o Riokom, LLC 156 Leninskii Prospect, 119571 Moscow, Russia and its telephone number is 7-495-649-639-1.  Our registered agent is Ogier Fiduciary Services (BVI) Limited of Nemours Chambers, Qwomar Complex, 4th floor, Road Town, Tortola British Virgin Islands.  Our office in the United States is located at KREP Ltd 825 Palisades Avenue, Suite B4, Fort Lee, NJ 07024. [Company please confirm that this is the office of the Company in the US]

Corporate development

On February 22, 2007, we formed a subsidiary called Jirmalia Holdings, Ltd. a limited company, or Jirmalia, under the laws of the Republic of Cyprus.  We own 99% of the issued and outstanding equity of Jirmalia with the remaining one percent held by the Republic of Cyprus.  Jirmalia is the parent company of two operating subsidiaries that are organized under the laws of the Russian Federation.  On February 28, 2007, we, through Jirmalia, formed Riokom, LLC a limited liability company, or Riokom.  Riokom’s primary business is the holding, development and building of assets to be held for less than one year. On November 6, 2007, we, through Jirmalia, formed Icecom, LLC, a limited liability company, or Icecom, with its primary objective being the development and construction of assets to be held for more than one year. We consolidate the financial statements of our subsidiaries. On or about October 1, 2008, Icecom acquired one third (1/3) of the issued and outstanding shares of Somo, LLC, a Russian Federation limited liability company, or Somo.  The remaining two-thirds (2/3) of the outstanding shares of Somo are owned and controlled by our Chief Executive Officer, Dr. Plavnik.

On September 30, 2005, Konsta Real Estate Properties Management, LLC, a Delaware a limited liability company, or the Fund Manager, was formed for the sole purpose of exclusively managing the operations of the Konsta Real Estate Properties Master Fund, Ltd.  The management and directors that oversaw the activities of the Konsta Real Estate Properties Master Fund, Ltd. were affiliates of the Fund Manager.  At the time we became an operating company and cancelling our fund license, the Fund Manager ceased its operations.  On December 16, 2008, we terminated the Investment Management Agreement with the Fund Manager.  We are currently managed by its board of directors and executive officers.  The Fund Manager remains our wholly owned subsidiary and is a shell company without an operating business.

Prior to December 5, 2008, the Company had a relationship with Konsta Real Estate, Corp. a corporation incorporated under the laws of Nevis, or KREP Corp.,  whose sole purpose was to perform all administrative duties and functions necessary or appropriate in connection with the activities of the Konsta Real Estate Properties Master Fund, Ltd.  At the time we cease to function as a fund, KREP Corp. ceased to function as the administrator and subsequently wound up its operations.

On October 18, 2005, the Company formed the Konsta Real Estate Properties, Fund, L.P. a Delaware limited liability company, or the Partnership.  The purpose of the Partnership was to invest its assets in the Konsta Real Estate Properties Master Fund, Ltd.  The Partnership has never had any operations.  The Company intends to wind up the Partnership and terminate its existence.

We amended and restated our Memorandum and Articles of Association on December 10, 2008 to cancel redemption rights of our members and to cease operating as a fund under the Mutual Funds Act, 1996. On January 30, 2009, we received a confirmation from the British Virgin Islands Financial Services Commission of the cancellation of its certificate of recognition as a professional fund under the Mutual Funds Act, 1996 effective January 9, 2009. In the first fiscal quarter of 2009, further to its termination as a professional fund, our parent company and sole shareholder, Konsta Real Estate Properties Offshore Fund, Ltd. a British Virgin Islands Company, or the Offshore Fund, made a distribution of all of our shares to 225 of its shareholders.

Since our inception, we have received investor funds totaling $23,586,000.  This has been our sole source of capital.  Since our inception, neither we nor our subsidiaries have disposed of any material assets not in the ordinary course of business, nor undergone a material change in the types of products or services rendered. Since inception we have not made any principal capital expenditures or divestitures.  We have not received nor made any public takeover offers since our inception.

Since inception, we have invested approximately $22,086,000 in connection with the acquisition of real property which had a value as at June 30, 2009 of approximately $35,674,840 (USD vs. Rbl exchange rate = 31,2904).

Neither we nor our subsidiaries have been the subject of any bankruptcy, receivership or similar proceeding.

B.           Business Overview

Company Overview

Konsta Real Estate Properties Ltd. is a British Virgin Islands limited company that was formed in 2005.  Our operations began on January 1, 2007.  Our principal business is to acquire, develop and invest in real estate.  Our acquisition and development strategy has focused, and will to focus, primarily in the Sochi, Russia real estate market, and secondarily on Moscow and St. Petersburg, in Russia,  and then on other major cities in the Russian Federation, or the RF.

Through our operating subsidiaries, we are in the process of developing two real properties, none of which to date have been completed.

The first project is known as Kurortnyi, in the City of Sochi, Russia. This project is planned as a mixed use, business-class residential project that will include 117 apartments, including 13 penthouses.  It is expected that ninety percent of all apartments will have a sea view. The total size of the project is planned to be 15,791 sq. meters and also is planned to include: a medical center, underground parking for 90 cars, a fitness center with an indoor pool, a restaurant, a beauty spa and a mini-market.

The total cost of the project is estimated to be US$30 million, of which US$14 million has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2011, at which time we expect the project to be sold.  However, we plan to operate the medical center for 10 years after the completion of construction.

The other project is known as Orbita, in the City of Gagarin, Russia. This project is planned as a mixed use, business-class residential project what will include seven floors. The total size of the project is planned to be 13,775 sq. meters.

The total cost of the project is estimated to be US$16 million, of which US$7 million has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2012.

Our real estate development activities seek to maximize returns for investors by developing residential, business and commercial properties. By completing the value-added activities of development permitting and construction of the improvements on a property, rather than acquiring properties that already have development permits or completed improvements, we create and retain that value for our investors, which contributes to the overall return to be realized upon their investment.

Our development cycle is segmented into three stages.  The first stage is a period of approximately nine months, during which time we acquire a property, obtain construction permits, fulfill technical building conditions and secure licenses and permits required to develop the real estate.  During the second stage, which can span a year or more, we complete commence and complete construction of the improvements on the property and acquire operational permits. During the third stage, which commences upon substantial completion of construction, we register our rights with respect to the property and commence leasing or sales activities.  In some cases, a property may be sold prior to the completion of construction.

Currently, we have all required licenses and permits to develop project Kurortny in Sochi and have applied to obtain construction permits for Orbita. These two properties total approximately 25,800 square meters.  For financial statement purposes, we perform valuations, through a third party independent appraiser, on these properties on a quarterly basis in accordance with IFRS standards.  As at June 30, 2009, these properties, together, have appraised market value at $35,674, 840.

Operations and Principal Activities

The objectives of the Company are to:

•	Acquire or develop and sell or lease completed real estate projects; and
•	realize income from leasing or gains from sales of completed real estate projects.

The only property management activities that we presently contemplate providing would be to self manage our own projects.  Accordingly, we do not expect to generate revenue from real estate property management activities.

Currently, we are developing two real estate properties: Kurortny and Orbita and have contracted with construction companies to construct the improvements on the properties.

Distributions to Investors

Since we have not generated any revenues from our current projects, we have not yet formulated any policy regarding distributions to investors.  For revenues generated by sales of entire projects, we contemplate making distributions to investors at the time of closing on the sale, subject to reserves to meet our projected cash needs for operations.  For revenues generated by apartment sales or the leasing of residential, retail or commercial space, we contemplate making distributions to investors on a quarterly basis, subject to reserves to meet our projected cash needs for operations.

            Kurortny

In 2007, we undertook the development of a project in Sochi, Russia called Kurortny. Sochi has a population of approximately 400,000.  Spread along the Black Sea, Sochi has one of Russia’s warmest and sunniest climates, with an average of 300 days of sunshine annually, and an extended summer that remains warm enough for swimming from June through October, with average temperatures at 80 degrees and an average water temperature just slightly lower. This makes Sochi an ideal resort/vacation area and in 2007 it accommodated approximately 15 million tourists.  In addition to being a tourist attraction, the city is often chosen to host political talks, as well as business conferences and cultural festivals. Annually, Sochi hosts an average of more than 400 events, which draw over 1.5 million people.

Sochi also borders the Caucasus Mountains and snow is abundant at higher elevations. The abundance of snow is one of the reasons Sochi was chosen as the host city for the XXII Winter Olympic Games in 2014.

In furtherance of its bid to host the Winter Olympic Games, the Russian government adopted a special federal program with an aggregate budget exceeding $12 billion. Of this, $7.3 billion will be provided from the federal budget, $400 million by the Krasnodar province and the Sochi authorities, while the remaining $4.3 billion will be provided from private sources.

Currently the city’s infrastructure does not meet the high demands of the International Olympic Committee - the lack of quality sports facilities and an underdeveloped infrastructure are obvious. However, the Russian Olympic Committee has already announced plans to build the numerous new sports venues needed. A total of 11 competition venues will be split between a pair of venue clusters – one coastal, one mountain – set, 48 km from one another. A pair of Olympic Villages will also be built: the main Olympic Village is situated on the Black Sea coast, the sub-Village in the mountains. This area’s annual visitor figures, currently around 3 million, are expected to rise to 6 million by 2014, suggesting that these facilities should have a viable future once the games are over.

Sochi has proposed a development concept based two centers 49 kilometers/50 minutes apart. The Olympic Park would be constructed 25 kilometers from Sochi on the Black Sea coast, about seven kilometers from Sochi airport. It will include all ice venues, the main Olympic Village, the Olympic Stadium for Opening and Closing Ceremonies, the Medals Plaza, the International Broadcast Center/Main Press Center (IBC/MPC) and International Olympic Committee hotels. The Krasnaya Polyana mountain zone would contain all snow and sliding venues, an Olympic Village and a media sub-center. In Khostinskaya Bay, locals plan to build a new quay and a marina, an artificial island (similar to those built in the UAE), which will be linked to the shore by bridges. The projected cost of the development is US$800 million. Another coastal project is the Stary Gorod complex on Adler Quay, estimated at approximately 155 million euros, or US$212 million. Dutch architect Erick van Egeraat has designed a Russia-shaped luxury island to be created in the Black Sea near Sochi by 2014. According to the plans, the 250-hectare island, whose building costs are estimated at over US$6 billion, will have two marinas, religious centers, roads, parks and artificial rivers, mimicking Russia's major rivers. RIA Novosti reports that Japanese companies will be involved in the construction of artificial island, the venue for the 2014 Winter Olympics, the head of the Russian-Japanese business council said on January 14, 2008. The island is expected to be located 13 kilometers from the airport and 14 kilometers from the railroad terminal in the city. It is planned to be built in 2008-2013.

We understand that municipal governments are set to conduct an overhaul of existing water supply networks and build new water treatment works. To that end, the federal plan provides for an allocation of approximately US$380 million.  Modernization of transport infrastructure will help improve the ecological situation as measures are taken to alleviate congestion and reduce air pollution in the city center. The redevelopment of the seaport is included in the government’s coast area development plan. The general plan calls for the redevelopment of seaport into a passenger port, with the cargo port being moved beyond the central district of the city.

The Olympic Village will be located in Imeretinskaya Valley and financed by a Russian company Basic Element. The valley measures 600 hectares (about 1482.6 acres), of which 150 (371 acres) to 180 (445 acres) hectares will be used for creation of Olympic venues. The alpine ski complex on the Roza Khutor plateau is expected to be funded by the Russian company Interros. Sochi has approved the plan to build an aquarium in the city. The investor is a Saudi company Atex International. That will be a world-class oceanarium featuring an enormous sea water pool, several stories high, with each story providing a habitat for certain fish species. The aquarium will house sharks, rays, coral fish, etc. Presently there is no other such oceanarium in Russia. It will require 3 million cubic meters of water and a site of 0.6 hectares (1.48 acre). This project is estimated to cost more than US$10 million. Sochi officials would like to have developed a mixed-use sport and leisure complex between Krasnaya Polyana and the city.

According to Russian Olympic Committee President Leonid Tyagachev, Sochi will generate between US$16 billion and US$23 billion in profits, while Vyacheslav Fetisov, head of the Federal Sports Agency, adds that after the 2014 Games the sport facilities will be used 100 percent. "Over 5,000 sport events are held in Russia every year," says Fetisov. They will also attract tourists from neighboring countries, where sport infrastructure has deteriorated during the post-Soviet years.

Our Kurortny project consists of the construction of 117 luxury apartments, several retail stores, a medical spa, office space and a 30 car garage. This project will be marketed primarily to affluent citizens of Russia, Europe, the United States and Asia.

Through Somo, a company that is majority owned by our Chief Executive Officer, Dr. Roman Plavnik, we secured a lease on the Kurortny land that expires on March 1, 2011, that allowed us to commence permitting and construction.  The yearly rent is US$525,000 and will be US$132,000 for the three months of 2011.  The lease agreement is expected to be revised upon our completion of the construction phase of the project, which is required prior to the fourth quarter of 2011.

Our subsidiaries, Riokom and Icecom, each have similar investment agreements with Somo. According to these agreements each subsidiary receives a one-half undivided interest in the Kurortny property.  Riokom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Riokom has to invest the total sum of approximately US$5,130,000, plus to pay 50% of the Sublease Fee for using this lot of the land to Somo. Total amount of the Sublease Fee is US$484,000; Riokom has to pay US$242,000 for the entire term of the lease. Icecom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Icecom has to invest the total sum of approximately US$5,130,000, plus to pay 50% of the Sublease Fee for using this lot of the land to Somo. Total amount of the Sublease Fee is US$484,000; Icecom has to pay US$242,000 for the entire term of the lease.

The total estimated cost for the Kurortny development is US$30 million, of which we have paid approximately US$14 million to date. We currently estimate that the cost to complete the Kurortny project is US$16 million, and we will require additional capital in order to pay those costs and complete the project. Kurortny is not subject to any mortgage or other project level encumbrances for financing.

We have completed the first stage of the development of Kurortny and secured all necessary entitlements, permits and licenses to begin construction of the improvements on the land.

Our development and marketing activities will we conducted through our wholly-owned subsidiaries, Icecom and Riokom.  We provide funding to Icecom and Riokom, respectively, by way of a credit facility made available to Jirmalia which, in turn, has made available a credit facility to each of Icecom and Riokom.  This business structure was designed to take advantage of the tax incentives in the Republic of Cyprus, or Cyprus, and in the RF.  Pursuant to a tax treaty between Cyprus and the RF, the shareholders of Icecom and Riokom are subject to a 5% withholding tax rate on dividends distributed by Icecom and Riokom, respectively, to its shareholder, Jirmalia, rather than a 15% rate payable by Russian Companies to Russian shareholders.

 We are working with the following construction and architectural companies in Sochi:

Construction:
            Sochistroi
            Gradstroi
            Ros-Monolit (Investment development and construction company)

Architectural:
            Proektniy Institute
            Uzhnoproektkommunstroi
            Sochiproekt
            Centre of Economic & Engineering Expertise of Sochi

We have not realized any revenue to date from Kurortny and do not expect to realize revenue until we sell or lease the completed apartment complex office complex or other improvements which are being constructed on the property.

Orbita

Through our subsidiary Riokom, we are developing a five-story luxury residential apartment building called Orbita in the city of Gagarin.  The city of Gagarin is located 170 kilometers from the city of Moscow in the Smolenskii Region, which historically has served as the connecting city for the transport of goods to Moscow.  The city draws tourism as a result of being the birthplace of the cosmonaut Yuri Gagarin, the first person to orbit the Earth.  During a visit to the city by Russian President Medvedev and Prime Minister Putin in 2008, they announced that the city will host a celebration of the 50 year anniversary of the flight of Mr. Gagarin on April 22, 2011. The Russian government has extended invitations to several countries involved in space-programs including the United States.  The publicity generated by the 50 year anniversary celebration has created demand for accommodations, which has caused an upward pressure on land and housing prices. The Orbita project will be developed as a gated apartment complex consisting of a five story luxury class residential apartment building.

The size of the property is 8,000 square meters. The project is expected to take approximately two and a half years to complete and cost approximately US$16,000,000, of which we have paid US$7 million to date. We currently estimate that the cost to complete the Orbita project is US$9 million, and we will require additional capital in order to pay those costs and complete the project. Orbita is not subject to any mortgage or other project level encumbrances for financing.

Riokom has leased the land for a term that continues through June 19, 2009 with an annual rent of $16,000 that is payable quarterly. Riokom has to undergo one more inspection with the Government Project Expertise in March-April 2010 in order to receive the final construction permit from the government. The Company through its subsidiaries will contract with construction companies and architects to build the Orbita apartments.  Assuming that the Company receives the necessary permits, it will begin construction of the project in May 2010.

We have not realized any revenue from Orbita and do not expect to realize revenue from Orbita until the sale or lease of the completed residential apartments or the entire complex.

Our Competition

Presently our direct competitors are small private developers and real estate investment funds with market capitalizations of up to US$200 million according to an April 2008 report by Blackwood Company, a real estate property services firm in the Russian market.  According to Blackwood Company, our competitors include: in residential sector: Gras Financial Corporation, Dial Stroy Invest; and in the office space sector: М-Industria and Development Sochi. Other competitors that invest in the Sochi real estate market, include: Interros group, Gazprom, Inteco, Basic Element, Radisson hotel and Grand hotel. However, the projects they have been pursuing are much larger do not appear to compete directly with our projects.

in the Sochi residential market:  Gras Financial Corporation and Dial Stroy Invest;
in the Sochi office space market: М-Industria and Development Sochi; and
in the Sochi hotel market: Radisson and Grand hotel.

Seasonality of Our Business

Although the construction phase of the projects could be adversely affected by weather conditions such as a particularly cold winter and late spring, we do not believe that our sales or leasing activities are seasonal.

Sources and Availability of Raw Materials

We believe we have access to all of the raw materials required for completion of the Kurortny and Orbita projects directly or through its construction partner(s). Recently, the costs of raw materials and other building and construction materials and supplies have decreased by over 30% due to the economic crisis in Russia. However, the prices of raw materials have been volatile due to inconsistent demand.

Marketing Channels We Intend to Use

The Company expects to utilize various marketing channels in the Russian Federation and Ukraine to sell and market its real estate, such as (1) real estate agents throughout Russia and Ukraine; (2) real estate and lifestyle media outlets, and (3) outdoor billboards in Sochi. We will market our properties in the United States through our website. We have signed an agreement with one of today’s leading Russian male pop stars, Philip Kirkorov, who has agreed to become the face of Kurortny in all advertising, media and PR campaigns in exchange for having one of the penthouses in the building. For many Russians the fact that Philip Kirkorov may become their neighbor will be an important factor for purchase the apartment in Kurortny as compared to other business-class mixed use residential projects offered by our competitors.

Dependence on Permits or Licenses or Financial Contracts that are Material to Our Business or Profitability

We are highly dependent on government leases, licenses and permits required to develop land in Russia. Currently we have the necessary leases, licenses and permits required to build Kurortny and applied for the construction permit for Orbita. We expect to receive governmental approvals for construction by the end of April 2010 and obtain our construction permit before the end of May 2010. Since we do not expect to lease any single project or significant portion of any project to a single tenant, we do not anticipate any credit concentration risk to our business.

Material Effects of Government Regulations

There are two major regulations that regulate land law and construction/development in Russia:

1.	Land Law of Russian Federation (http://www.consultant.ru/popular/earth), and
2.	Urban Planning Code of Russian Federation (http://www.consultant.ru/popular/gskrf).

The Ministry of Nature and Resources of Russian Federation, together with local municipalities, oversees implementation both of these regulations and compliance with these regulations by developers.

If a lease for the development of property has been executed without complying with required laws and regulations, the developer may lose the lease. We believe that we have obtained all required approvals for the Orbita lease and, as to the Sochi lease, purchased an approved lease from another company and registered the acquisition with the State Registration Chamber, Ministry of Justice of Russian Federation.

If delays prevent construction from being completed within the current lease terms, we may lose our construction permits.

If our architectural-engineering plans are not approved by the authorized federal and/or municipal governing body we will not be in compliance with applicable laws and regulations, and we may lose development rights or will occur additional costs to re-do the plans. With regard to Sochi, we have passed the Russian Federal non-departmental expertise, which regulates urban development activities, including the system of government non-departmental examination of urban planning and design documentation, aimed to preventing construction of objects on the territory of the Russian Federation that do not meet the requirements of the current level and structurally unsafe / operationally unsafe. Presently, we are going through this expertise in Orbita. There is no assurance that we will be able to complete the process and receive all necessary approvals in time to commence and complete the project within the current lease term.

C.           Organizational Structure

We hold 99% of the issued and outstanding Ordinary Shares of Jirmalia Holdings, Ltd., or Jirmalia, which is the sole shareholder of each of Icecom, LLC and Riokom, LLC.  Icecom, LLC is the holder of one third (1/3) of the shares outstanding of Somo, LLC and two-thirds (2/3) are owned by our Chief Executive Officer, Dr. Roman Plavnik.  The diagram below illustrates our operating subsidiaries and omits subsidiaries or affiliates that are not operational or are winding up their operations.

D.           Property, Plant and Equipment

See Item 4.B, above for a discussion of our properties.

Item 4A.         UNRESOLVED STAFF COMMENTS

On December 29, 2008, we filed a registration statement on Form 20-F (File No. 000-53540) and on January 29, 2009, we filed a request for withdrawal of that registration statement.

On February 2, 2009, we filed a registration statement on Form 20-F, and on February 6, 2009, filed an amendment to that registration statement on Form 20-F/A.

On March 10, 2009, we received the comments (the “Comment Letter”) of the Securities and Exchange Commission (the “SEC”) to the registration statement on Form 20-F/A and, on April 3, 2009, we filed a request for withdrawal of that registration statement without having filed a response to the SEC’s Comment Letter.

This registration statement on Form 20-F is a substantially re-written document from the previously filed registration statement on Form 20-F/A, which was filed more than one year ago. It includes updated information and, although it does not amend any prior filing, it is intended to be responsive to the SEC’s comments set forth in the Comment Letter.

Item 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Activities Since Inception

Current Activities

The Company is currently developing two properties and has identified several other properties that it may determine to develop depending on available funding.  The Company is currently negotiating permits and licenses with the government and private entities to develop additional properties but does not have any definitive agreements.  The Company is also reviewing potential projects that range from already completed cash-flowing properties to projects that are on the market with all of the necessary permits and construction approvals.  The Company’s objective is to realize profit from its developments or renovations by targeting commercial and residential real estate projects that have an inherently low risk on capital investment with a maximum return.  No assurances can be given that the Company will successfully complete the development of two existing projects or any other projects.

Dr. Plavnik, the CEO of the Company has spent the last five years of his eight-year real estate investment and developmental career developing properties in Sochi. Together with private partners he has developed residential properties worth US$24 million and has developed relationships within the Sochi’s government officials thus giving him access to attractive real estate projects in the region.  In addition, Dr. Plavnik and his staff have developed strategic relations with architects, contractors and management companies in the Sochi region.

Trends

The overall economic downturn in Russia has resulted in a decline in the cost of building materials and labor costs which, in turn, has resulted in a reduction of expected construction costs for our projects by approximately 30%. We would have expected that such lower construction costs would increase the overall profitability of our development projects. However, the economic crisis also has resulted in lower demand for residential (and to a lesser extent for commercial) real estate across the Russian Federation.  It appears for now that real estate prices in Sochi have been less affected by the economic crisis in the Russian Federation, due to interest in development related to the 2014 Winter Olympic Games. It is likely, however, that if economic conditions in the Russian Federation fail to improve or continue to deteriorate, real estate prices in Sochi may also decline.

Orbita

The Orbita project is in the city of Gagarin, which is located only 170 kilometers from Moscow in the Smolensii Region, on the boarder of Moscow and the Smolensii Regions. The city was named after the first cosmonaut of the planet Yuri Gagarin who was born there.

According to the Ministry of Economic Development of Russian Federation, the Smolenskii region was named the second fastest growing regional satellite economy of Metro-Moscow, where demand for affordable and business-class residential real estate exceeds supply by 500%.

On April 12, 2011, the Russian Government will celebrate the 50ieth anniversary Russian cosmonaut Yuri Gagarin’s 108-minute orbit around earth on April 12, 1961. Vladimir Putin, the Russian Prime Minister, has officially invited NASA and other international space agencies to celebrate this event.

In order to complete Orbita, we will need additional capital. Despite the fact that the overall condition of Russian banks has improved, the liquidity of Russian banks is still low and, today, the majority of Russian banks are still risk-averse and not ready yet to finance most real estate projects. In some cases, the banks will require the developer to match bank funds 50/50, which we are not able to do. Capital markets in Russia have suffered even more than the Russian banking system, because they were not as well established.  These economic conditions are making it difficult for us to obtain capital in Russia. Accordingly, we are heavily dependent on raising capital in the United States capital markets.

Delays in obtaining required capital and/or shortfalls in the amount of capital obtained by us may delay completion of construction and result in a loss of our government approvals and constructions permits and/or delay realization of the projects. This, in turn would have material adverse affects on our revenue, profitability and financial condition. Construction and completion delays also may adversely affect our competitive position in the market place, because new additional competitors may successfully enter residential real estate marketplace in Gagarin with additional supply, which may decrease the demand for our projects. This also would have a material adverse affect on our revenues, profitability and financial condition.

A.           RESULTS OF OPERATIONS

The following table presents a summary of our Interim Consolidated Financial Statements for the six months ended June 30, 2009 and for the six months ended June 30, 2008, and a summary of our Consolidated Financial Statements for the twelve months ended December 31, 2008 and the twelve months ended December 31, 2007 in accordance with International Financial Reporting Standards (All amounts in are thousands of US dollars unless otherwise stated):

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008
Interim consolidated balance sheets

	As at 30 June 2009	As at 30 June 2008
	'000 USD	'000 USD
ASSETS

Current assets
Cash and cash equivalents	$19	$3 967
Other receivables	238	233
Other current assets	100	87

Total current assets	357	4 287

Non-current assets
Trading property	22 086	9 453
Property, plant and equipment	49	43
Intangible assets	13 007	9 823
Deferred tax assets	264	118

Total non-current assets	35 406	19 437

TOTAL ASSETS	$35 763	$23 724

LIABILITIES
Current liabilities
Other payables	$870	$43
Short-term borrowings	246	-

Total current liabilities	1 116	43

Long-term liabilities
Long-term borrowings	70	89
Deferred tax liabilities	2 375	2 361

Total long-term liabilities	2 445	2 450

EQUITY
Share capital	31 803	23 271
Share premium	(8 314)	(9 758)
Revaluation reserve	9 494	7 464
Translational reserve	(100)	17
Retained earnings	(681)	237

TOTAL EQUITY	32 202	21 231

TOTAL LIABILITIES AND EQUITY	$35 763	$23 724

Interim consolidated statements of operations

	For the six month ended 30 June 2009	For the six month ended 30 June 2008
	'000 USD	'000 USD
Revenue
Commissions fee	$-	$29
Other operating income	-	1

Total revenues	$-	$30

Operating expenses	$(360)	$(437)

Exchange difference gain/(loss)	(178)	28

Operating income/(loss)	$(538)	$(379)

Finance costs
Interest income	2	-
Interest expense	(1)	(4)

Income/(loss) before tax	$(537)	$(383)

Income tax	83	60

Net income/(loss)	$(454)	$(323)

Basic and diluted income(loss) per share in US dollars	$(0,05)	$(0,05)
Attributable to:
Shareholders of Company	$(0,05)	(0,05)
Non-controlling interests	$-	$-

At June 30, 2009, Total Assets were $35,763,000, compared to $23,724,000 at June 30, 2008, representing an increase of approximately 50.7%.

At June 30, 2009, Total Liabilities were $3,561,000 compared to $2,493,000 at June 30, 2008, representing an increase of approximately 42.8%.

At June 30, 2009, Total Equity was $32,202,000, compared to $21,231,000 at June 30, 2008, representing an increase of approximately 51.7%.

Total revenues for the 6 month period ended June 30, 2009 was $0, compared to $30,000 at June 30, 2008, representing a decrease in income of 100%.

Operating expenses for the 6 month period ended June 30, 2009 were $360,000, compared to $437,000 at June 30, 2008, representing a decrease in operating expenses of approximately 17.5%.

Operating loss for the 6 month period ended June 30, 2009 was $538,000, compared to $379,000 at June 30, 2008, representing an increased loss of approximately 42%.

Loss before income tax for the 6 month period ended June 30, 2009 was $537,000, compared to $383,000 at June 30, 2008, representing an increased loss of approximately 40.2%.

Net loss for the 6 month period ended June 30, 2009 was $454,000, compared to $323,000 at June 30, 2008, representing an increased loss of approximately 40.6%.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

	As of 31 December 2008	As of 31 December 2007
	‘000 USD	‘000 USD
ASSETS
Current assets
Cash and cash equivalents	$33	$47
Short-term loans	-	3 770
Other receivables	341	43
Other current assets	2	31

Total current assets	376	3 891

Non-current assets
Trading property	15 504	8 880
Property, plant and equipment, net	65	49
Intangible assets	13 851	9 390
Deferred tax assets	212	53
Other non-current assets	-	343
Total non-current assets	29 632	18 715

TOTAL ASSETS	$30 008	$22 606

LIABILITIES
Current liabilities
Other payables	$597	$32
Short-term borrowings	68	6
Total current liabilities	665	38

Long-term liabilities
Long-term borrowings	75	64
Deferred tax liabilities	2 530	2 257
Total long-term liabilities	2 605	2 321

TOTAL LIABILITIES	3 270	2 359

EQUITY
Share capital	28 404	19 664
Share premium	(11 572)	(7 133)
Revaluation reserve	10 111	7 133
Translational reserve	22	23
Retained earnings	(227)	560
Total equity	26 738	20 247

TOTAL LIABILITIES AND EQUITY	$30 008	$22 606

Consolidated statements of operations
	For the year ended December 31, 2008	For the year ended December 31, 2007
	‘000 USD	‘000 USD
Revenue
Commissions fee	$338	$881
Other operating income	7

Total revenues	345	881

Operating expenses	(1 326)	(414)

Exchange difference gain/(loss)	10	34

Operating income/(loss)	(971)	501

Interest income	-	17
Interest expenses	(5)	(2)

Income/(loss) before tax	(976)	516

Income tax	189	44

Net income (loss)	$(787)	$560

Basic and diluted income(loss) per share in US dollars	$(0,10)	$0,11
Attributable to:
shareholders of Company	$(0,10)	$0,11
non-controlling interests	$-	$-

At December 31, 2008, Total Assets were $30,008,000, compared to $22,606,000  at December 31, 2007, representing an increase of approximately 32.7%.

At December 31, 2008, Total Liabilities were $3,270,000, compared to $2,359,000 at December 31, 2007, representing an increase of approximately 38.6%.

At December 31, 2008, Total Equity was $26,738,000, compared to $20,247,000 at December 31, 2007, representing an increase of approximately 32%.

Total revenues for year ended December 31, 2008 was $345,000, compared to $881,000 for the prior year, representing a decrease in income of approximately 60.8%.

Operating expenses for the year ended December 31, 2008 were $1,326,000, compared to $414,000 for the prior year, representing an increase in operating expenses of approximately 220.3%.

Operating loss for the year ended December 31, 2008 was $971,000, compared to operating income of $501,000 for the year, representing a decrease in income of approximately 293.8%.

Loss before income tax for year ended December 31, 2008 was $976,000, compared to income before income tax of $516,000 for the prior year, representing a decrease in income before income tax of approximately 289.15%.

Net loss for the year ended December 31, 2008 was $787,000, compared to net income of $560,000 for the prior year, representing a decrease of net income of approximately 240.5%.

Change in Total Assets:

Total Assets have increased from December 31, 2007 to December 31, 2008 due to the following factors:

Overall Non-current assets increased from $18,715,000 to $28,684,000 between December 31, 2007 and December 31, 2008 due to the overall increase in each category of the “Non-current assets” and primarily due to an increase in Intangible Assets from $9,390,000 to $13,851,000 and Long-term inventory from $8,880,000 to $14,568,000.

Intangible assets are presented in fair value accounting. Intangible assets account for our rights to the land to be developed, construction permits and technical approvals of regulatory authorities. The intangible assets that have increased are not depreciated. Intangible assets increased from $9,390,000 at December 31, 2007 to $13,851,000 at December 31, 2008 due to the expansion of the rights to the land awarded to us. Upon obtaining the licenses and permits required to begin the construction of the projects the value of the projects increased and thus made the entire project more valuable in its pre-construction phase.  An increase in Intangible assets will be treated as income.

The fair value of our right to build on the Kurortny land in Sochi has increased by US$2,272,000 between December 31, 2007 and December 31, 2008 resulting from the real estate prices in Sochi increasing by approximately 40 percent between August and October 2007, after it was named the host of the 2014 Winter Olympics and December 31, 2007 when the prices decreased between January 1, 2008 and December 31, 2008.  By December 31, 2008 residential prices in the most prestigious parts of Sochi increased to a range of $2,100 to $4,350 per square meter with an average price of $2,618 per sq.m. We believe that the real estate price increases have recently slowed down due to the overall global and Russian economic downturn. We believe, however, that the real estate prices in Sochi are less affected by the economic crisis in Russia and more dependent on the Russian government’s ability to deliver on its commitment of excellence to the International Olympics Committee. We further believe that the Russian government has the ability and resolve to deliver on its commitments to develop the Olympic venues and infrastructure.

The fair value of our right to develop the Orbita project in the city of Gagarin increased from December 31, 2007 to December 31, 2008 by $981,000. The city of Gagarin is located only 170 kilometers from Moscow, in the Smolenskii Region, on the border of Moscow & Smolenskii Regions.  In 2008 Russian President Dmitry Medvedev and the Prime Minister Vladimir Putin visited the city of Gagarin. During their joint press-conference Dmitry Medvedev and Vladimir Putin made the announcement that on April 22, 2011 there will be a massive celebration of 50-years anniversary of the orbit of Earth by Yuri Gagarin. The Russian government has invited officials, scientists and astronauts from countries leading in space-programs, including the United States, to this celebration. The expectation of increased tourism and spending for the period surrounding the celebration has increased interest in retail and residential properties in the city.

Long-term trading property consisting of purchase and construction costs of properties for the purpose of the future sale is recorded at actual incurred expenditure costs, increased from $8,880,000 at December 31, 2007 to $14,568,000 at December 31, 2008 consisted of $5,688,000 that was invested in the construction projects by the Company during that period.

Change in Total Liabilities

Prior to and at December 31, 2008, our shareholders had the right to demand redemption of the shares in the amount equal to our Net Assets on the date of the redemption. Thus, such amount had been reported as a liability on our balance sheet. This amount increased by $16,832,000 primarily due to the sale of $9,467,968 of shares during that period. In the fourth quarter of 2008, we were reorganized into Konsta Real Estate Properties, Ltd such that the shareholders no longer had rights to redeem their shares. Accordingly, our shares are reported as equity.

Change in Income

Our financial services operations generated income from investment related activities. Specifically, we received non-refundable/non-redeemable entrance fees from investors (one-time fees paid by investors based on the amount of their investment, as a fee to process the investor’s investment contract and other related paperwork in an amount equal to 7% of the total investment). In the years ended December 31, 2007, and 2008, the Company recorded entrance fees of $881,000 and $338,000 respectively.  A portion of the entrance fees were invested in our construction projects and initially recorded as long-term inventory. Other operating income was $7,000 and $NIL respectively for the years ended December 31, 2008 and 2007, consisting of entrance fee and other operating income.

Total operating expenses for the year ended December 31, 2008 totaled $1,326,000 compared with $414,000 for the year 2007.  Expansion of our operations in 2008 were mainly attributed to the beginning of construction projects in both Sochi (“Kurortny”) and Gagarin (“Orbita”), which required us to hire more staff and to lease a larger office space in order to accommodate all new and existing employees.  Our operating expenses increased following the commencement of our marketing activities in the US and as a result of increased expenses for consultants, auditors and attorneys engaged to assist us in our reorganization in the fourth quarter of 2008, from a fund and into Konsta Real Estate Properties, Ltd., and in connection with our efforts to become a reporting company under US securities laws.

In the fourth quarter of 2008, the Company was reorganized into Konsta Real Estate Properties, Ltd. As a result income from raising money from the investors together with entrance fee and other operating income will be recorded as the Share Capital under the Shareholders’ Equity in the in future financial statements.

B.           FINANCIAL CONDITION AND LIQUIDITY

The Company estimates that the total amount of the capital funds required for the completion of two Existing Projects is estimated at $46 million, of which, approximately $21 million has been spent to date, as follows:

From inception until June 30, 2009, the Company invested $22,006,000 in construction: (i) $8,800,000 – investment in construction in 2007; (ii) $6,624,000 investment in construction in 12 months of 2008; and (iii) $6,582,000 investment in construction in 6 months of 2009.

We estimate that the remaining cost to complete the Kurortny and Orbita projects, or the Existing Projects, is approximately $27,000,000, consisting of the following:

Kurortny development costs - $16,000,000;
Orbita development costs - $9,000,000; and
related operating expenses - $2,000,000.

Our current borrowing capacity and financing reasonably available to it, cash on hand and anticipated net cash flows from operations are not sufficient to meet our current and reasonably anticipated liquidity needs. We expect to fund development costs and operating expenses through the sale of equity, equity-linked or debt securities to investors.

Our credit line to our subsidiary Jirmalia is a means of transferring money between us and our subsidiaries. We have historically obtained, and expect to continue to obtain, our requisite additional financing primarily by way of sales of our equity. We will also consider debt financing which may involve covenants that restrict our operations or give a security interest in our assets.  However, if we are not able to secure required capital funds before June 1, 2010, the Company will have to pre-sell apartments in Orbita and Kurortny prior to the completion of construction of the two complexes. Any such early sales of the apartments would be at prices significantly lower than the market price of the apartments at their completion.  There is no assurance, however, that even if we executes our pre-selling strategy that there will be sufficient capital to meet our future capital needs for the development of Kurortny and Orbita and operating expenses in the future, in which event we may have to reduce our operations.

The amount and types of indebtedness that we may incur may be limited by the terms of the equity investments or other agreements governing our obligations to our existing and future investors. Our investment strategy from our inception was based on raising money from investors and using these capital funds for the development of real estate projects in Sochi and Gagarin. For that reason, we have never applied for any construction or other bank loans, project financing, line of credit or any other debt facilities. Presently, due to the increased liquidity crisis in Russia, debt financing may not be available to us.

Our subsidiaries are not restricted from transferring funds to us in the form of dividends, loans or advances.  Pursuant to a treaty between RF and the Republic of Cyprus, our subsidiaries may take advantage of favorable tax treatment by transferring dividends up from Riokom and Icecom to Jirmalia thus avoiding double taxation on dividends transferred to entities established in Cyprus.  Additionally, pursuant to Article Sixth of the RF Federal law, currency control and regulations between residents and non-residents of RF are not restricted with the exception of those transactions that have the effect of creating a large reduction on Russia’s gold reserves.  Our operations do not contemplate the transfer of funds in such a way that would reduce the gold reserves.

We have provided an unsecured and unguaranteed credit facility to its 99% owned subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of June 30, 2009, Jirmalia had drawn down US$2,416,000 of the credit facility. In turn, Jirmalia provides a credit facility to each of its wholly owned subsidiaries: Icecom and Riokom.  As of June 30, 2009, Riokom had drawn down US$1,520,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  As of June 30, 2009, Icecom had drawn down US$896,000] of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  We consolidate our financials with our subsidiaries and, as such, the indebtedness is not reflected in our Financial Statements.  We had no other indebtedness as at June 30, 2009. We do not have any legal restrictions on the repayment to us of the various credit facilities by our subsidiaries.

We issued a short term interest-free note to our founder and director, Mr. Nazar Lappa dated December 5, 2007 and due January 20, 2008, for $3,770,000 USD.  The note was repaid on maturity.  On September 9, 2008, the Company issued a short term interest-free note to Mr. Lappa in the amount of $3,120,000, due on October 15, 2008 and this note was repaid on maturity.

C.             Research and Development, Patents and Licenses, Etc.

We do not have any research and development costs and have not conducted any research and development activities since our inception.  We are highly dependent on government licenses and permits required to develop land in Russia.  Currently we have the necessary licenses and permits required to develop Kurortny and Orbita.

D.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

E.           Tabular Disclosure of Contractual Obligations

The following table depicts the contractual commitments of the Company and its subsidiaries as of March 15, 2010.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1) (2) (6)	$985,750	$456,750	$529,000	-	-
Right of First Refusal Obligations (3)(4)(5)	$11,548,000	$11,548,000	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	$3,561,000	$1,116,000	$2,445,000	-	-
Total	$16,094,750	$13,120,750	$2,974,000	-	-

1.	Lease Agreement № 104, government owned land in Gagarin, from June 19, 2007 to June 19 2011. Annual lease pmt: $16,000. See Exhibit 10.5, attached hereto.
2.	Lease Agreement, AP-12-08-08. RIOKOM Office lease in Moscow, Russia. From August 1, 2008 to June 30, 2009. Monthly lease pmt: $8,000.
3.
RIOKOM Investment Contract № 3 for the development of Multi Dwelling Units in Sochi (“Kurortny”), from July 5, 2007 to July 5, 2010. Total contract amount $5,130,000 plus 50% ($484,000) partial lease payment per annum. See Exhibit 10.2, attached hereto.

4.
ICECOM Investment Contract № 4 for the development of Multi Dwelling Units in Sochi (“Kurortny”), from January 10 2008 to July 5, 2010. Total contract amount $5,130,000 plus 50% ($484,000) partial lease payment per annum.  See Exhibit 10.3, attached hereto.

5.
Contract No. 225-08, from February 18, 2008 to February 18, 2009, between RIOKOM and Architectural Firm of Tarasov for the development of the Master Plan for construction project of 7-stores MDU in Gagarin (“Orbita”). Total contract - $320,000. See Exhibit 10.7, attached hereto.

6.
Lease Agreement No. 4900003888, total lease amount is approximately $525,000 per year. The lease agreement payment is revised after the Company completes another phase of the project by the addendum to the main lease agreement. See Exhibit 10.4, attached hereto.

Item 6.                       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Positions	Date of Birth	Date First Elected or Appointed a Director	End of Term of Service, if applicable
Roman Plavnik	Founder, Chief Executive Officer, President, Chairman of the Board of Directors	1/26/1961	October 2005	October 2011
Nazar Lappa	Vice President of Investment Strategies and VP Investor Relations Director and co-Founder	5/14/1967	October 2005	October 2011
Svetlana Gromova	Vice President of Legal Affairs and Secretary	7/2/1981	January 2007	January 2013
Michael Lakshin	Vice President of Marketing and Director/US Operations	7/26/1963	June 2007	June 2013
Konstantin Plavnik	Vice President of Business Analytics and Director	5/18/1985	January 2007	January 2013
Sergey Vokhontsev	Chief Operations Officer, Director	10/20/1958	October 2008	October 2011
Oleg Sultanov	Chief Financial Officer	3/21/1985	N/A	N/A
Dmitry Sednev	Vice President of Construction and Development	9/28/1967	N/A	N/A

The entire board of directors is acting as the Company’s audit committee.  Currently the Company’s audit committee does not have a charter.  There are no independent directors.

The following biographies describe the principal occupations and related experience of our directors and senior officers.  Except as otherwise indicated below, none of our officers or directors are related by blood or marriage.  There is no arrangement or understanding among our major shareholders, customers or suppliers pursuant to which any of our officers or directors was selected to that position.

Roman Plavnik – Founder, Chief Executive Officer, President and Chairman of the Board
Functions: General Management, Business Strategies.

Dr. Roman Plavnik founded the Company in October 2005, and has served as our Chief Executive Officer, President and Chairman of the Board since our inception.  Dr. Plavnik has served as the Chief Executive Officer of Riokom since February 2007.

Dr. Plavnik, in his independent capacity, completed the construction of Hotel “Krasnaya Polyana” in Sochi in 2006.  The complex consists of a hotel and seven six-story townhouses.  The complex measures 21,000 square meters of which 16,000 square meters are usable space.  In 2005, Dr. Plavnik, in his independent capacity, completed the construction of a business class multi-unit development in Sochi and by 2006 he sold the entire usable space of the complex.  The multi-unit development consisted of eight residential floors, a penthouse floor, and an underground parking level.  The size of the complex was 8,800 square meters of which 7,500 square meters were useable space.  In 2002, Dr. Plavnik, in his independent capacity, developed townhouses in the town of Zvenigorod.  Between 1997 and 1999, Dr. Plavnik, independently developed and managed 26 gas stations throughout the city of Cheboksary in the Chuvash Republic of the Russian Federation.

Nazar Lappa – Co-founder, Board Member, Vice President of Investment Strategies.
Duties: Developing Investment Strategies.

Mr. Lappa co-founded the Company with Dr. Plavnik in 2005 and has served as our Vice President of Investment Strategies and a director since 2005.  Prior to the termination of our investment management agreement with KREP Management, LLC. Mr. Lappa served on the board of directors of KREP Management, LLC.  Mr. Lappa served as a director of the Investment Department of Thor Capital Group, Inc. between 2004 and 2006.  Between 2004 and 2002, Mr. Lappa served as the Director of the Insurance Department at GGA, a company in the AIG Life group.  Mr. Lappa served as a director of the Investment Department of Rosno-Alians between 1998 and 2002.  Mr. Lappa holds a Masters Degree in Construction, Machinery, Mechanisms and Equipment from the St. Petersburg Military Academy.  Mr. Lappa served as an officer of the Russian Fleet and Army Reserve.

Svetlana Gromova – Board Member, Vice President of Legal Affairs and Secretary
Duties: Legal management of the Company in accordance with Russian and International Laws.

Ms. Gromova has served as our Vice President of Legal Affairs and director since January 2007.  Ms. Gromova also serves as the General Counsel of Riokom.  Ms. Gromova oversees all legal proceedings and handles our legal issues under Russian law and international law.   Between 2005 and 2006, Ms. Gromova served as the Legal Counsel of Vector-Story, Ltd., a Russian Federation open joint stock company.  Ms. Gromova holds a Law Degree from the International Institute of Economics and Law in Moscow and a degree in Real Estate Management and Appraisal from the Real Estate and Construction Business Institute.  Prior to the termination of the Company’s investment management agreement with KREP Management, LLC., Ms. Gromova served on the board of directors of KREP Management, LLC.

Michael Lakshin — Board Member and Vice President of Marketing/US Operations
Duties: Developing the US Capital Markets.

Mr. Lakshin has served as our Vice President of Marketing and a member of the Board since June 2007.  Mr. Lakshin created our first business plan and established our controls and procedures over financial reporting.  Mr. Lakshin was also responsible for our corporate restructuring in the second half of the fiscal 2008. Prior to the termination of our investment management agreement with KREP Management, LLC. Mr. Lakshin served on the board of directors of KREP Management, LLC.

Currently Mr. Lakshin also serves as the chairman and chief executive officer of A-Concept, LLC, a business consulting company in New Jersey, USA.  Prior to joining KREP Ltd., between 2006 and 2007, Mr. Lakshin worked as the Executive Vice President of International Business Development of Popa Media; a Pennsylvania based Media & Advertising Company.  Between 2002 and 2007, Mr. Lakshin served as the Strategic Marketing Consultant and later as the Chief Marketing Officer for Touchtone Technologies, Inc., NY-based telecommunications company. Between 1999 and 2002, Mr. Lakshin served as the Vice President of Sales and Marketing of Empire One Telecom a telecom Company in New York; he had actively participating in company’s IPO. In 1998 and 1999 Mr. Lakshin worked as the Vice President, New Business Development for Spirals, NJ-based full-service Advertising Agency. Prior to joining Spirals, Michael Lakshin has served as the COO and Executive VP, Marketing for 9NetAvenue, one of the six largest web-hosting and data-storage companies in the US located in NJ-based. Mr. Lakshin holds an Executive Master of Business Administration from Rutgers University Business School.

Konstantin Plavnik – Board Member, Vice President of Business Analytics
Duties: Complete evaluation of all real estate investment projects; strategic financial planning.

Mr. Konstantin Plavnik, the son of our Chief Executive Officer, Dr. Plavnik, has served as our Director since January 2007. Prior to the termination of the Company’s investment management agreement with KREP Management, LLC., Mr. Plavnik also served on the board of directors of KREP Management, LLC.

From September 2008 until the present, Mr. Plavnik worked as a Senior Consultant at Ernst & Young Russia.  From February 2007 to August 2008, Mr. Plavnik served as an Intern and Business Analyst Consultant at Deloitte CIS.  Between September 2006 and February 2007, Mr. Plavnik served as an Economist at Vector-Story a construction company.  Mr. Plavnik holds a Bachelor degree in Economical and Financial Mathematics from the School of Mechanics & Mathematics of Moscow State University.

Sergey Vokhontsev – Board Member, Chief Operations Officer
Duties: Administration and executive duties

Mr. Vokhontsev has served as our Chief Operations Officer since 2007 and in that capacity he oversees and manages our daily operations and coordinates operations between us and our subsidiaries.  Mr. Vokhontsev was appointed to the position of Chief Executive Officer of Icecom in 2007 where his principal duties involve overseeing the operations of Icecom.  Mr. Vokhontsev has also served as the Vice President of Administration of Riokom from April 2007 to November 2007.  Between 2005 and 2007, Mr. Vokhontsev served as the Vice President of Administration of Vector Stroy, a construction company.  Between 1993 and 2005, Mr. Vokhontsev served in various capacities with Voin, a security company.  Mr. Vokhontsev received his degree from the Moscow Machine and Engineering College in 1977.

Oleg Sultanov – Chief Financial Officer
Duties: Information Technology and construction

Mr. Sultanov has served as our Chief Financial Officer since November 2008. In this capacity Mr. Sultanov is responsible for all company accounting practices, including accounting departments, preparing budgets, financial reports, tax and audit functions. Mr. Sultanov is also directs financial strategy, planning and forecasts; conferring with president/CEO and department heads.  He also has served as our Chief Technology Officer until November of 2008 for Riokom.  In this capacity, Mr. Sultanov was responsible for our information technology department, including our corporate website and internet security issues.  Between 2007 and 2008, Mr. Sultanov served as the Chief Executive Officer of Technology of Time-Invest LTD, a high tech security company in Moscow.  Mr. Sultanov received a degree from the Moscow Institute of Physics and Technology in 2007 and his degree from the Special Learning Scientific Center of the Moscow State University, a center established for gifted people in math and physics.

Dmitry Sednev- Vice President of Construction & Development
Duties: Oversight of construction and development

Mr. Sednev has served as our Vice President and as the Vice President of Riokom and Vice President of Construction of SOMO Ltd. since November 1, 2008.  Mr. Sednev is responsible for overseeing the construction and development of our construction projects in Sochi and Gagarin, including the contracting and development decisions involved with selecting the architects, engineers, builders and construction companies.  Between February 2003 and October 2008, Mr. Sednev served as the Chief Executive Officer of Investzhilstroi, a real estate investment and development company.  Between 1992 and 2003, Mr. Sednev served as the Chief Executive Officer of Prom-Energo-Invest, a real estate development and investment company. Mr. Sednev received his degree from the Military and Engineering and Construction Academy in Pushkin with a major in Construction and Engineering.  Mr. Sednev received his Managerial Degree in Engineering, Construction and Invention Practices from the Government Academy of Business Administration in 1989 and his PhD in Economics in 2004.

B.           Compensation

Set forth below is a summary of compensation in US Dollars, including benefits, paid during 2009, 2008 and 2007*, respectively, to our Directors and Executive Officers:

	Management Compensation		Director Compensation		Total
	paid	deferred	paid	deferred	Paid	deferred
Roman Plavnik
2009	21,000	21,000	-	-	21,000	21,000
2008	42,000	-	-	-	42,000	-
2007	18,263	-	63,313	-	79,567	-
Nazar Lappa
2009	10,200	10,200	-	-	10,200	10,200
2008	20,400	-	-	-	20,400	-
2007	6,493	-	30,666	-	37,149	-
Svetlana Gromova
2009	13,500	22,500	-	22,500	13,500	22,500
2008	36,000	-	-	-	36,000	-
2007	15,016	-	30,656	-	45,672	-
Konstantin Plavnik
2009	-	-	-	-	-	-
2008	-	-	-	-	-	-
2007	-	-	-	-	-	-
Michael Lakshin
2009	31,500	40,500	-	40,500	31,500	41,500
2008	72,000	-	-	-	72,000	-
2007	17,240	-	-	28,000	45,240	-
Sergey Vokhontsev
2009	16,200	16,200	-	16,200	16,200	16,200
2008	32,400	-	-	-	32,400	-
2007	-	-	-	-	-	-
Dmitry Sednev
2009	13,500	22,500	-	-	13,500	22,500
2008	36,000	-	-	-	36,000	-
2007	-	-	-	-	-	-
Oleg Sultanov
2009	9,000	15,000	-	-	9,000	15,000
2008	6,000	-	-	-	6,000	-
2007	-	-	-	-	-	-

Compensation of Directors

Compensation of Directors in 2008, 2009 and 2010:

1. Chairman of the Board - $10,000 per month – deferred until additional capital is raised.
2. Each Board Member - $5,000 per month – deferred until additional capital is raised.

C.           Board Practices

Our board of directors is currently comprised of six members.  The board of directors currently has no standing committees. None of the directors have contracts providing for benefits upon termination of service. The entire Board of Directors serves as our audit committee and remuneration committee.  The board of directors has not adopted a charter for either the audit committee or the remuneration committee. However, it will do so when separate committees are designated.  The terms of our directors are set forth below.

Terms of Directorships
Name	Date of Appointment	Date of Expiration of Appointment
Dr. Roman Plavnik	October 2005	October 2011
Mr. Nazar Lappa	October 2005	October 2011
Mr. Konstantin Plavnik	January 2007	January 2013
Ms. Svetlana Gromova	January 2007	January 2013
Mr. Michael Lakshin	June 2007	June 2013
Mr. Sergey Vokhontsev	October 2008	October 2011

D.           Employees

           At June 30, 2009, we had 27 employees and at December 31, 2008 and December 31, 2007, we had 25 and 14 employees, respectively.  As of June 30, 2009, we had 4 employees focusing primarily on the Sochi real estate development project. The remaining employees divide their time equally between the two projects. All of our employees are full-time employees.

E.           Share Ownership

The following table lists as of March 9, 2010, the beneficial share ownership of all of our directors and officers and each shareholder that is the beneficial owner of 5% or more of our Ordinary Shares. We have only one class of shares issued and outstanding being, Ordinary Shares, and all of our Ordinary Shares have the same voting rights. We do not have any stock options or warrants.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Roman Plavnik	5,442,860	50.9%
Nazar Lappa	395,039	3.7%
Michael Lakshin	24,567	* %
Svetlana Gromova	315,039	2.9%
Konstantin Plavnik	393,285	3.7%
Sergey Vokhontsev	266,668	2.4%
Oleg Sultanov	131,542	1.2%
Dmitry Sednev	44,735	* %

* Represents less than 1% of the shares outstanding.

(1)	The percentage ownership positions are based on 10,794,811 shares outstanding as of March 9, 2010.

Item 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

We are a British Virgin Islands company.  As of March 9, 2010, we had only one shareholder whose beneficial ownership of our Ordinary Shares exceeded 5%. This shareholder, our Chief Executive Officer, Dr. Roman Plavnik, who is a founder and director, held 50.9% of the total of our outstanding Ordinary shares.

As of March 9, 2010, we had 225 shareholders of record holding 10,794,811 shares. All but one of our shareholders are residents of the Russian Federation.  The other shareholder is a resident of the United States and holds 24,567 Ordinary Shares.

Other than as disclosed above, we are not aware of any other shareholder or company, government or person, jointly or severally, that directly or indirectly controls us. We are not aware of any arrangements, the operation of which, may at a future date result in a change of our control.

B.           Related Party Transactions

All the members of the Board are shareholders of the Company.  The compensation paid to our directors is incorporated herein from Item 6.B above.

We have provided an unsecured and unguaranteed credit facility to its 99% owned subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of June 30, 2009, Jirmalia had drawn down US$2,416,000 of the credit facility. In turn, Jirmalia provides a credit facility to each of its wholly owned subsidiaries: Icecom and Riokom.  As of June 30, 2009, Riokom had drawn down US$1,520,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  As of June 30, 2009, Icecom had drawn down US$896,000] of the permitted $10,000,000 at a rate of 15% per annum for a three year period. We consolidate our financials with our subsidiaries and, as such, the indebtedness is not reflected in our Financial Statements.  We had no other indebtedness as at June 30, 2009.

Our subsidiary, Riokom, is subleasing office space to our subsidiary, Icecom, for a term of 11 months at a monthly lease of $770 for 17 square meters of space.

Our subsidiary Somo secured an agreement with the City of Sochi to construct a residential apartment building on Kurortny Boulevard.  Upon completion, Somo will receive 90.6% ownership of the apartment building and the City of Sochi will receive the remainder.  The Registrant holds one-third (1/3) of the issued and outstanding stock of the Somo and the remainder is held and controlled by Dr. Plavnik.  Somo has contracted with Riokom and Icecom to receive funding to construct the apartments.  Through Contract #3 and #4, respectively, Somo granted equal ownership of the architectural construction to Riokom and Icecom in consideration for funding the development of the property.  Each of Riokom and Icecom will provide $5,130,000 and 50% of $484,000 to Somo to pay the costs of developing the Kurortny project.

We issued a short term interest-free note to our founder and director, Mr. Nazar Lappa, dated December 5, 2007 and due January 20, 2008, for US$3,770,000.  The note was repaid on maturity.  On September 9, 2008, we issued a short term interest-free note to Mr. Lappa in the amount of $3,120,000, due on October 15, 2008.  The note was repaid on maturity.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.            FINANCIAL INFORMATION

We prepare our Financial Statements in US Dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A.           Consolidated Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Konsta Real Estate Properties, Ltd. for the years ended December 31, 2008 and December 31, 2007 reported on by Intercom-Audit.

Auditor’s Report of Intercom-Audit dated September 21, 2009 for the years ended December 31, 2008 and December 31, 2007 and an Auditor ’ s Report of Intercom-Audit dated March 30, 2010 for the six months ended June 30, 2009 and June 30, 2008.

Balance Sheets as at December 31, 2008, December 31, 2007, June 30, 2009 and June 30, 2008.

Statements of Operations for the years ended December 31, 2008 and December 31, 2007, for the six months ended June 30, 2009 and for the six months ended June 30, 2008.

Statement of Stockholders’ Equity for the years ended December 31, 2008 and December 31, 2007, for the six months ended June 30, 2009 and for the six months ended June 30, 2008.

Statements of Cash Flows for the years ended December 31, 2008 and December 31, 2007, for the six months ended June 30, 2009 and for the six months ended June 30, 2008.

Notes to Financial Statements

B.           Significant Changes

Since the preparation of the interim financial statements for the period ended June 30, 2009, there have not been any significant changes to our business, results of operations or financial condition.

Item 9.            THE OFFER AND LISTING

A.           Offer and Listing Details

Not Applicable.

B.           Plan of Distribution

Not Applicable.

C.           Markets

Not Applicable

D.           Selling Shareholders

Not Applicable.

E.            Dilution

Not Applicable.

F.            Expenses of the Issue

Not Applicable.

Item 10.          ADDITIONAL INFORMATION

A.           Share Capital

The authorized capital of the Company is 55,000,000 Ordinary Shares $3.00 par value of which 10,600,968 Ordinary Shares are fully paid, issued and outstanding as of June 30, 2009.  No preferred shares have been issued, nor has any series of preferred shares been designated.

In 2007, 6,554,770 Ordinary Shares were issued to investors for an aggregate consideration of US$12,531,000.

In 2008, 2,913,198 Ordinary Shares were issued to investors for an aggregate consideration of US$4,301,000.

During the six months of 2009, 1,133,088 Ordinary Shares were issued to investors for an aggregate consideration of US$6,657,000.

Options

We have no stock options outstanding.

Share Purchase Warrants

We have no share purchase warrants outstanding.

B.           Memorandum and Articles of Association

The Registrant’s incorporation number is 679088.  The Registrant was incorporated on October 3, 2005 under the International Business Companies Act of the territory of the British Virgin Islands.

(1)           The general objects and powers of the Registrant as they are set forth in section 4 of the Memorandum of Association are as follows:

The Company has the full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and the full rights, powers and privileges, subject to BVI Business Companies Act, 2004 and includes the regulations made under the Act (the “Act”) for the time being in force, irrespective of corporate benefit.

 (2)     Matters relating to Directors of the Registrant:

Upon becoming aware of the fact that a director is interested in a transaction entered into or to be entered into by the Company the director shall disclose such interest to all other directors.  Following the disclosure, a directors may (a) vote in a matter relating to the transaction, (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for purposes of a quorum, and the director may (c) sign a document on behalf of the Company or do any other thing in his capacity as a director that relates to the transaction.  Subject to the Act, the director shall not be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit. A director is not required to hold an ordinary share in the Company as a qualification to office.

(3)           Rights, preferences and restrictions attaching to each class of shares:

The Company is authorized to issue 55,000,000 of $3.00 par value shares, comprising two classes of shares consisting of 50,000,000 Ordinary Shares and 5,000,000 Preferred Shares.   Each Ordinary Share entitles its holder to one vote at the meeting of Shareholders or on any resolution of shareholders.   Subject to the rights attaching to the blank check Preferred Shares, the holders of Preferred Shares shall be entitled to receive an equal share in any dividend paid by the Company and subject to the rights attaching to such Preferred Shares, the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

The Company’s Board of Directors may authorize by resolution the issuance of one or more classes or series of Preferred Shares and may fix the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any including, without limitation, the number of shares constituting each class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences.

The directors may at their discretion by resolution of directors redeem, purchase or otherwise acquire all or any of the Ordinary Shares in the Company.   Ordinary Shares that are not fully paid on issue are subject to the forfeiture and for this purpose of determining the applicable forfeiture rights, Ordinary Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.  A written notice of call specifying the date for payment to be made shall be served on the shareholder who defaults in making payment in respect of the Ordinary Shares.  The written notice of call referred to in the preceding sentence shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Ordinary Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.  Where a written notice of call has been issued and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Ordinary Shares to which the notice relates.  The Company is under no obligation to refund any moneys to the shareholder whose Ordinary Shares have been cancelled and that shareholder shall be discharged from any further obligation to the Company.

The Company may purchase, redeem or otherwise acquire and hold its own Ordinary Shares save that the Company may not purchase, redeem or otherwise acquire its own Ordinary Shares without the consent of the shareholder whose Ordinary Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Ordinary Shares without such consent.  The purchase redemption or other acquisition by the Company of its own Ordinary Shares is deemed not to be a distribution where the Company purchases, redeems or otherwise acquires the Ordinary Shares by virtue of the provisions of section 179 of the Act.

Ordinary Shares that the Company purchases, redeems or otherwise acquires pursuant to the provisions described above may be cancelled or held as Treasury Shares except to the extent that such Ordinary Shares are in excess of 50 percent of the issued Ordinary Shares in which case they shall be cancelled but they shall be available for reissue.  All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Ordinary Share as a Treasury Share.  Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by resolution of Directors determine.  Where Ordinary Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than fifty per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Ordinary Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

The directors of the Company may, by resolution of directors, authorize a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.  Dividends may be paid in money, shares, or other property.  The Company may, by resolution of directors, from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.  Notice in writing of any dividend that may have been declared shall be given to each shareholder in accordance with Regulation 20 and all dividends unclaimed for three years after such notice has been given to a shareholder may be forfeited by resolution of directors for the benefit of the Company.  No dividend shall bear interest as against the Company.

(4)            Actions necessary to change the rights of holders of the Registrant’s common stock:

The rights attached to Shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

The Company may also change the rights of shareholders by amending the Memorandum or Articles of Association by a resolution of shareholders or by a resolution of directors.  However, the board of directors may not in its sole capacity amend the Memorandum or Articles of Association by a resolution to either: (i) to restrict the rights or powers of the Members to amend the Memorandum or Articles; (ii) to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum or Articles; or (iii) in circumstances where the Memorandum or Articles cannot be amended by the Members.

(5)	Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Any director of the Company may convene meetings of the shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.  Upon the written request of the shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.  The director convening a meeting shall give not less than seven days’ written notice of a meeting of shareholder whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and to all the other directors.  The director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.  A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the Shares which that shareholder holds.  The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a shareholder or another director, or the fact that a shareholder or another director has not received notice, does not invalidate the meeting.

A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder.  The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.  The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the shareholder appointing the proxy.

In the event that Shares are jointly owned by two or more persons, each person may be present in person or by proxy at a meeting of shareholders and may speak as a shareholder.  If only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners.   If two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

A shareholder shall be deemed to be present at a meeting of shareholders if he participates by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.  A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on resolutions of shareholders to be considered at the meeting.  If the Company has two or more classes of shares, a meeting may be considered quorate for some purposes and not for others.  A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Any shareholder other than an individual may by resolution of its directors or other governing body authorize such individual as it thinks fit to act as its representative at any meeting of shareholders or of any class of shares, and the individual so authorized shall be entitled to exercise the same rights on behalf of the shareholder which he represents as that Shareholder could exercise if it were an individual.

An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice.  If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution.  The consent may be in the form of counterparts, each counterpart being signed by one or more Members.  If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

(6)	Limitations on rights to own securities of the Registrant:

Not applicable.

(7)
Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant:

Not Applicable.

(8)	Provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed.

Not Applicable.

(9)	Comparison of laws of US with the items described in Items 2 through 8.

With respect to items 2 through 8 above, the law applicable to the Company is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

 The laws of the US with respect to the charter and bylaws vary from state to state.

(10)	Conditions imposed by the memorandum and articles of association governing changes in capital that are more stringent than required by the law of the BVI.

Not Applicable.

C.           Material Contracts

Copies of the Company’s material contracts upon which the Company is dependent have been filed as exhibits to this Registration Statement.

1.
Residential Investment Agreement by and between the Administration of the City of Sochi and Somo, Ltd. (“the Administration) executed on August 6, 2007.

Pursuant to the Agreement, the City of Sochi grants ownership of 90.6% of the property upon its completion to the Somo, however Section 2.12 gives the government the right to determine the use of the apartment building.  The Registrant’s subsidiary Somo receives the right to build and develop the Kurortny project with its own funding.  Upon completion, Somo will be entitled to ownership of 90.6% of the total area of the project and the City of Sochi will be entitled to ownership of 9.4%.  Upon completion, Somo shall sell at least 10% of its space as apartment units for the benefit of the citizenry of Russia.  Phase I of the project is completed upon the preparation of the building yard for construction, obtaining the permits to build on the land and fulfillment of technical conditions.  Phase II is the construction of the apartment building.  Phase III is the assignment by the government of rights to the investor for the use of the apartment building.  The term of completion of the project may be amended by written agreement of both parties.  The agreement is assignable subject to conditions in the agreement.  Failure of the Registrant to meet the following conditions will entitle the Administration to unilaterally cancel the agreement: to obtain insurance, failure to obtain insurance and guarantees to the Administration; failure to provide estimates of the costs of completion of the project during Phase I of the project; failure to obtain the funds necessary to complete the project.  If Phase I has not been completed by May 2008, the Company may be subject to a penalty enforced by the Administration.  The construction completion date was set for the second quarter of 2009, but the lease (see #4 below) continues until March 1, 2011.

2.
Contract #3 on residential investment in construction of dwelling house executed on June 5, 2007.

Agreement between the builder, Somo and the investor, Riokom.

Investor promises to transfer funds to Somo for the building of the luxury apartments.  Agreement makes an estimate for the construction costs. According to the agreement Riokom receives a one-half undivided interest in the Kurortny property. Riokom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Riokom has to invest the total sum of approximately US$5,130,000, plus to pay 50% of the Sublease Fee to Some for using this lot of the land. Total amount of the Sublease Fee is US$484,000; Riokom has to pay US$242,000 for the entire term of the lease. Upon completion of the construction Riokom will receive one half (1/2) ownership of the common ownership of the luxury apartments. Builder obliges to complete construction by March 1, 2010.  Somo provides a three year limited warranty on the soundness of the construction.

3.
Contract #4 on residential investment in construction of dwelling house executed on January 10, 2008.

Agreement between the builder, Somo and the investor, Icecom.

Agreement between the builder, Somo and the investor, Icecom. Investor promises to transfer funds to Somo for the building of the luxury apartments.  Agreement makes an estimate for the construction costs. According to the agreement Icecom receives a one-half undivided interest in the Kurortny property. Icecom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Icecom has to invest the total sum of approximately US$5,130,000, plus to pay 50% of the Sublease Fee to Somo for using this lot of the land. Total amount of the Sublease Fee is US$484,000; Icecom has to pay US$242,000 for the entire term of the lease. Upon completion of the construction Icecom will receive one half (1/2) ownership of the common ownership of the luxury apartments. Builder obliges to complete construction by March 1, 2010.  Somo provides a three year limited warranty on the soundness of the construction.

4.
Lease Agreement No. 4900003888 entered into by the Administration of the City of Sochi granting the right of tenancy on the parcel of land in Sochi to Somo.

The size of the parcel of land under the agreement is 3,706 square meters located on Kurortny Prospect, Sochi.  The tenant is granted the right to build an 84 story apartment complex with an attaching commercial infrastructure consisting of offices, stores, 30 car parking garage. The lease on the land is valid through March 1, 2011.  The annual rental rate on the property is approximately $525,000 and the rent is due quarterly at the end of each fiscal quarter.
Incorporated in this summary are all supplements to the agreement.

5.
Contract on Tenancy #104 of parcel of land being in state use in the town of Gagarin, dated June 19, 2007.

The City of Administration of Municipal formation of Gagarin leases a parcel of land in the district of Smolensk to Riokom, Ltd. to construct a multi-unit apartment building.  The rent on the parcel is fixed for a period between June 19, 2007 through June 19, 2009.  Lessee has the right of first refusal on the renewal of the lease.  Annual lease payment is $16,000.

6.
The addendum to the original lease agreement № 104 from June 06, 2007. Based on the necessity to complete the construction of the multi-storey apartment building located in Gagarin, Smolenskii region, the Landlord and Tenant agreed to extend the term of the original Lease Agreement № 104 for two more years from June 19, 2009 to June 19, 2011.
Incorporated in this summary are all supplements to the agreement.

7.
Contract No. 225/08, from February 18, 2008 to February 18, 2009, between Riokom and Architectural Firm of Tarasov for the development of the Master Plan for construction project of 7-stores MDU in Gagarin (“Orbita”). Total contract - $320,000.

8.
Lease Agreement, AP-12-08/08. RIOKOM Office lease in Moscow, Russia. From August 1, 2008 to June 30, 2009. Monthly lease pmt: $8,000. Lease Agreement between the Joint stock company “KASISS” (in Russian – «Касисс»), (the “Landlord”) and OOO Riokom (the “Tenant”) for the lease of the business office totaling 252,8 sq. meters located at Russia, Moscow, 33/1 Molodogvardeiskaya Street, from September 1, 2009 to July 31, 2010. This lease agreement is granting the right of the first refusal to the Tenant and after July 31, 2010 it has been prolonging automatically on a monthly basis. Monthly lease payment is $10,000.

D.           Exchange Controls

There are no foreign exchange controls in BVI and funds can be moved easily. There is no restriction in this regard.

Pursuant to Article 310 of the Tax Code of the Russian Federation, the taxation on dividends by RF entities is 20%.  According to an agreement ratified by the government of RF and the Republic of Cyprus on May 12, 1998, double taxation between entities that pay dividends to companies operating in Cyprus is eliminated.  Thus, dividends paid by Icecom and Riokom to its shareholder, Jirmalia are taxed under the laws of Cyprus.

Pursuant to Article Sixth of the RF Federal law, currency control and regulations between residents and non-residents of RF are not restricted with the exception of those transactions that have the effect of creating a large reduction on Russia’s gold reserves.

E.           Taxation

International Business Companies, or IBC, established in BVI are exempt from the payment of Income Tax and Stamp Duty.

Non-residents of BVI are exempt from the income tax payable on dividends, interest, rents, royalties, compensations and other amounts which are paid to the person by the IBC.

There are no capital gains taxes, inheritance taxes and death duties.

Double Taxation Agreements between the United Kingdom and Japan and Switzerland extend to the British Virgin Islands but do not generally apply to IBC's.

F.            Dividends and Paying Agents

Not Applicable.

G.            Statement by Experts

The financial statements for the two years ended December 31, 2008 and December 31, 2007 included in this Form 20-F have been audited by Intercom-Audit located at 125124, Moscow, 3 rd Street, Yamskogo Fields, building 2 block 13, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.            Documents on Display

The documents concerning the Registrant which are referred to in this Form 20-F are either filed herewith hereto as exhibits (see Item 19 ) or may be inspected at the principal offices of the Registrant.

I.             Subsidiary Information

Not Applicable.

Item 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All of our development operations are, and will continue to be, in Russia and in Russian Rubles; therefore we will be affected by changes in foreign exchange rates. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Russian Rubles for our operations, appreciation of Russian Rubles against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

Conversely, if we decide to convert our Russian Rubles into U.S. dollars for the purpose of making a dividend payment on our Ordinary Shares, interest payments or for other business purposes and the U.S. dollar appreciates against the Russian Ruble the U.S. dollar equivalent of the Russian Rubles we convert would be reduced. To date, however, we have not engaged in transactions of either type.

For the last six years the Russian Ruble has risen 30% against the US Dollar. To protect our business, we may enter into foreign currency exchange contracts with major financial institutions to hedge overseas transactions and limit our exposure to those currency fluctuations. If we are not able to successfully protect ourselves against those currency rate fluctuations, then our profits will also fluctuate which could cause us to record less profits or incur losses.

Item 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not Applicable.

B.            Warrants and Rights

Not Applicable.

C.           Other Securities

Not Applicable.

D.            American Depository Shares

Not Applicable

PART II

Item 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.          CONTROLS AND PROCEDURES

Not Applicable.

Item 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

Item 16B.        CODE OF ETHICS

Not Applicable.

Item 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

Item 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.        CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

Item 16G.       CORPORATE GOVERNANCE.

Not Applicable.

PART III

Item 17.          FINANCIAL STATEMENTS

The Registrant’s financial statements have been prepared on the basis of the International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Copies of the financial statements specified are filed with this Form 20-F.

FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND JUNE 30, 2008

KONSTA REAL ESTATE PROPERTIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 30 June 2009 and 30 June 2008

Independent Auditors’ Report

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

KONSTA REAL ESTATE PROPERTIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
for the years ended 31 December 2008 and 31 December 2007

Independent Auditors’ Report

Item 18.          FINANCIAL STATEMENTS

The Registrant has elected to report Financial Statements under Item 17.

Item 19.          EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

3.1	Amended and Restated Memorandum and Articles of Association, filed herewith.
10.1	Residential Investment Agreement between Administration of Sochi and Somo, Ltd. executed on August 6, 2007, filed herewith.
10.2	Agreement between the builder, Somo and Riokom, filed herewith.
10.3	Agreement between the builder, Somo and Icecom, filed herewith.
10.4	Lease Agreement No. 4900003888, filed herewith.
10.5	Contract on Tenancy #104, filed herewith.
10.6	The Addendum to the Original Lease Agreement № 104, filed herewith.
10.7	Lease Agreement, AP-12-08-08. Riokom Office Lease in Moscow, Russia, filed herewith.
10.8	Employment Agreement (Gromova), filed herewith.
10.9	Employment Agreement (Lappa), filed herewith.
10.10	Employment Agreement (Lakshin), filed herewith.
10.11	Employment Agreement (L Plavnik), filed herewith.
10.12	Employment Agreement (Sednev), filed herewith.
10.13	Employment Agreement (R Plavnik), filed herewith.
10.14	Employment Agreement (Sultanov), filed herewith.
10.15	Employment Agreement (Vokhontsev), filed herewith.
10.16	Contract № 225-08 between Riokom and Tarasov, filed herewith.
23.1	Consent of Auditor (Intercom-Audit), filed herewith.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant hereby certifies that this Registration Statement meets all the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this Registration Statement on its behalf.

KONSTA REAL ESTATE PROPERTIES LTD.
Dated: March 29, 2010

/s/ Roman Plavnik
Roman Plavnik
President and Chief Executive Officer

 KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Roman Plavnik and Michael Lakshin his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

This registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roman Plavnik	President and Chief Executive Officer, and Director	March 29, 2010
Roman Plavnik

/s/ Nazar Lappa	Vice President of Investor Relations and Director	March 29, 2010
Nazar Lappa

/s/ Svetlana Gromova	Vice President of Legal Affairs and Secretary and Director	March 29, 2010
Svetlana Gromova

/s/ Michael Lakshin	Vice President of Marketing and Director	March 29, 2010
Michael Lakshin

/s/ Konstantin Plavnik	Vice President of Business Analytics and Director	March 29, 2010
Konstantin Plavnik

/s/ Sergey Vokhontsev	Chief Operations Officer and Director	March 29, 2010
Sergey Vokhontsev

Intercom-Audit AUDITING COMPANY Address: 2-13, 3-th Ulitsa Yamskogo polya, 125124 Moscow, Russian Federation Tel.: +7 (495) 937-34-51, E-mail: info@intercom-audit.ru, Internet: www.intercom-audit.ru

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Konsta Real Estate Properties Ltd:

We have audited the accompanying interim consolidated balance sheets of Konsta Real Estate Properties Ltd ("the Company") and its subsidiaries as of June 30, 2009 and 2008 and the related interim consolidated statements of operations, cash flows, comprehensive income and stockholders’ equity for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of June 30, 2009 and 2008 and the consolidated results of their operations and their consolidated cash flows for the six months ended June 30, 2009 and 2008, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ “Intercom-Audit”

INTERCOM AUDIT
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Moscow

March 30, 2010

“Intercom-Audit” auditing company is an Independent Member of BKR International

Interim consolidated balances sheets
	Notes	As of 30 June 2009 ‘000 USD	As of 30 June 2008 ‘000 USD

ASSETS
Current assets
Cash and cash equivalents	14	$19	$3967
Other receivables	12	238	233
Other current assets	13	100	87
Total current assets		357	4 287

Non-current assets
Trading property	11	22 086	9 453
Property, plant and equipment, net	9	49	43
Intangible assets	10	13 007	9 823
Deferred tax assets	16	264	118
Total non-current assets		35 406	19 437

TOTAL ASSETS		$35763	$23724

LIABILITIES
Current liabilities
Other payables	17	$870	$43
Short-term borrowings	18	246	-
Total current liabilities		1 116	43

Long-term liabilities
Long-term borrowings	18	70	89
Deferred tax liabilities	16	2 375	2 361
Total long-term liabilities		2 445	2 450

EQUITY
Share capital	19	31 803	23 271
Share premium		(8 314)	(9 758)
Revaluation reserve		9 494	7 464
Translational reserve		(100)	17
Retained earnings		(681)	237
Total equity		32 202	21 231

TOTAL LIABILITIES AND EQUITY		$35763	$23724

_______________
Plavnik Roman
Chairman of Board of Directors

March 30, 2010

Interim consolidated statements of operations
	Notes	For the six months ended 30 June 2009 ‘000 USD	For the six months ended 30 June 2008 ‘000 USD
Revenue
Commissions fee		$-	$29
Other operating income		-	1
Total revenue		-	30

Operating expenses	7	(360)	(437)

Exchange difference gain/(loss)		(178)	28

Operating income/(loss)		(538)	(379)

Interest income	8	2	-
Interest expenses	8	(1)	(4)

Income/(loss) before tax		(537)	(383)

Income tax	15,16	83	60

Net income/(loss)		$(454)	$(323)

Basic and diluted income(loss) per share in US dollars	20	$(0,05)	$(0,05)
Attributable to:
shareholders of Company		$(0,05)	$(0,05)
non-controlling interests		$-	$-

_______________
Plavnik Roman
Chairman of Board of Directors

March 30, 2010

Interim consolidated statements of comprehensive income (loss)

	For the six months ended 30 June 2009	For the six months ended 30 June 2008
	‘000 USD	‘000 USD
Net Income (Loss)	$(454)	$(323)
Other comprehensive income (loss)
Foreign exchange difference	(739)	325
Other comprehensive income (loss), net of tax	(739)	325
Total comprehensive income (loss)	$(1193)	$2
Attributable to:
shareholders of Company	$(1193)	$2
non-controlling interests	$-	$-

_______________
Plavnik Roman
Chairman of Board of Directors

March 30, 2010

Interim consolidated statements of stockholders' equity

	Note	Share capital	Share premium	Revaluation reserve	Translational reserve	Retained earnings	Equity holders of the company	Minority interest	Total Equity
		‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Equity at 01 January 2008		$19 664	$(7 133)	$7 133	$23	$560	$20 247	$-	$20 247
Issue of shares	19	3 607	(2 625)	-	-	-	982	-	982
Total comprehensive income for the period		-	-	331	(6)	(323)	2	-	2
Equity at 30 June 2008		$23 271	$(9 758)	$7 464	$17	$237	$21 231	$-	$21 231

Equity at 01 January 2009		$28 404	$(11 572)	$10 111	$22	$(227)	$26 738	$-	$26 738
Issue of shares	19	3 399	3 258	-	-	-	6 657	-	6 657
Total comprehensive income for the period		-	-	(617)	(122)	(454)	(1 193)	-	(1 193)
Equity at 30 June 2009		$31 803	$(8 314)	$9 494	$(100)	$(681)	$32 202	$-	$32 202

_______________
Plavnik Roman
Chairman of Board of Directors

March 30, 2010

Interim consolidated cash flow statements

	For the six months ended 30 June 2009	For the six months ended 30 June 2008
	‘000 USD	‘000 USD
Cash flows from operating activities
Net income/(loss)	$(454)	$(323)
Adjustment for:
- Depreciation and amortization	11	9
- Exchange difference gain/loss	174	(28)
- Interest expenses	3	4
- Income tax	(83)	(60)
	(349)	(398)

Net change in other receivables	103	(190)
Net change in other payables	368	11
Net change in other assets and liabilities	(286)	305

Interest paid	(3)	(4)
Income tax paid	-	(2)
Net cash provided by (used in) operating activities	(167)	(278)

Cash flows from investing activities
Construction in progress	(6 582)	(573)
Acquisition of subsidiaries	(95)	-
Proceeds from borrowings repayment	-	3 770
Net cash (used in) investing activities	(6 677)	3 197

Cash flows from financing activities
Proceeds from issue of shares	6 657	982
Repayments of borrowings	(68)	(6)
Proceeds from borrowings	241	25
Net cash provided by financing activities	6 830	1 001

Net increase (decrease) in cash and cash equivalents	(14)	3 920
Cash and cash equivalents at beginning of the year	33	47
Cash and cash equivalents at end of the year	$19	$3967

Additionally:
Cash paid for:
Income taxes	-	(2)
Interest	(3)	(4)

_______________
Plavnik Roman
Chairman of Board of Directors

March 30, 2010

Notes to the financial statements

1.         General information

Konsta Real Estate Properties Ltd. (the ‘Company’) is a British Virgin Islands limited company that was formed in 2005. The Company began its operations on January 1, 2007. The Company’s principal business is to acquire, develop and invest in real estate. The Company’s acquisition and development strategy has focused, and will to focus, primarily in the Sochi, Russia real estate market, and secondarily on Moscow and St. Petersburg, in Russia, and then on other major cities in the Russian Federation, or the RF.

Through its operating subsidiaries, the Company is in the process of developing two real properties, neither of which has been completed to date.

The first project is known as Kurortny, in the City of Sochi, Russia. This project is planned as a mixed use, business-class residential project that will include 117 apartments, including 13 penthouses. It is expected that ninety percent of all apartments will have a sea view. The total size of the project is planned to be 15,791 sq. meters and also is planned to include: a medical center, underground parking for 90 cars, a fitness center with an indoor pool, a restaurant, a beauty spa and a mini-market.

The total cost of the project is estimated to be US$30 million, of which US$21,889 million has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2011, at which time we expect the project to be sold. In addition, the Company plans to operate the medical center for 10 years after the completion of construction.

The other project is known as Orbita, in the City of Gagarin, Russia. This project is planned as a mixed use, business-class residential project what will include seven floors. The total size of the project is planned to be 13,775 sq. meters.

The total cost of the project is estimated to be US$16 million, of which US$197 thousand has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2012.

The Company’s real estate development activities seek to maximize returns for investors by developing residential, business and commercial properties. By completing the value-added activities of development permitting and construction of the improvements on a property, rather than acquiring properties that already have development permits or completed improvements, the Company creates and retains that value for its investors, which contributes to the overall return to be realized upon their investment.

The Company’s development cycle is segmented into three stages. The first stage is a period of approximately nine months, during which time the Company acquires a property, obtains construction permits, fulfills technical building conditions and secures licenses and permits required to develop the real estate. During the second stage, which can span a year or more, the Company completes commence and completes construction of the improvements on the property and acquires operational permits. During the third stage, which commences upon substantial completion of construction, the Company registers its rights with respect to the property and commences leasing or sales activities. In some cases, a property may be sold prior to the completion of construction.

Currently, the Company has permits to develop two properties: Kurortny and Orbita. These two properties total approximately 25,800 square meters.

Notes to the financial statements

2.         Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1         Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have been prepared under the historical cost convention, except that tenant rights were revalued at fair value (Note 2.7).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Board of Directors to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

(a)	Standards and Interpretations effective in the current period

In 2008, the Company adopted all applicable International Financial Reporting Standards (IFRS) and amendments and interpretations, which became effective as of 1 January 2008.

Interpretations effective in 2008

• IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the group’s financial statements.

• IFRIC 11, ‘IFRS 2 – Group and treasury share transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the group’s financial statements.

• IFRIC 16, ‘Hedges of a net investment in a foreign operation’ (effective from 1 October 2008). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, ‘The effects of changes in foreign exchange rates’, do apply to the hedged item. The group will apply IFRIC 16 from 1 January 2009. It is not expected to have a material impact on the group’s financial statements.

Notes to the financial statements (continued)

Standards and amendments early adopted by the group

• IFRS 8, ‘Operating segments’, was early adopted in 2008. IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

• The Company has adopted IAS 1 Presentation of Financial Statements (revised in September 2007; valid regarding one-year periods beginning from January 1, 2009 or later). The main amendment to IAS 1 includes replacing the income statement with the comprehensive income statement where one records all changes in capital the source of which is not an owner. In the alternative, an entity may present two statements: an income statement and a comprehensive income statement. Revised IAS 1 establishes a requirement to present a statement of financial position (balance sheet) at the beginning of the earliest comparative period in all cases when an entity recalculates comparative data due to reclassification introduces amendments in the accounting policy or eliminates errors. The Group presented the income statement and the comprehensive income statement in the present consolidated statements. The present consolidated statements are prepared taking this revised standard’s requirements into consideration.

• IAS 23 (Amendment), ‘Borrowing costs’ (effective from 1 January 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group applies IAS 23 (Amendment) prospectively from 1 January 2008.

Interpretations effective in 2008 but not relevant

The following interpretation to published standards is mandatory for accounting periods beginning on or after 1 January 2008 but is not relevant to the group’s operations:

• IFRIC 12, ‘Service concession arrangements’; and
• IFRIC 13, ‘Customer loyalty programmers’.

Notes to the financial statements (continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after 1 January 2009 or later periods, but the group has not early adopted them:

• IFRS 2 (Amendment), ‘Share-based payment’ (effective from 1 January 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date.
All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The group will apply IFRS 2 (Amendment) from 1 January 2009. It is not expected to have a material impact on the group’s financial statements.

• IAS 32 (Amendment), ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements’ – ‘Puttable financial instruments and obligations arising on liquidation’ (effective from 1 January 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The group will apply the IAS 32 and IAS 1(Amendment) from 1 January 2009. It is not expected to have any impact on the group’s financial statements.

• IFRS 1 (Amendment) ‘First time adoption of IFRS’, and IAS 27 ‘Consolidated and separate financial statements’ (effective from 1 January 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The group will apply IFRS 1 (Amendment) from 1 January 2009 for all new subsidiaries of the group. The amendment will not have any impact on the group’s financial statements.

• IAS 27 (Revised), ‘Consolidated and separate financial statements’, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The group will apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from 1 January 2010.

Notes to the financial statements (continued)

• IFRS 3 (Revised), ‘Business combinations’ (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (Revised) prospectively to all business combinations from 1 January 2010.

• IFRS 5 (Amendment), ‘Non-current assets held-for-sale and discontinued operations’ (and consequential amendment to IFRS 1, ‘First-time adoption’) (effective from 1 July 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. The group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from 1 January 2010.

• IAS 28 (Amendment), ‘Investments in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Presentation’, and IFRS 7, ‘Financial instruments: Disclosures’) (effective from 1 January 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. An investment in associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The group will apply the IAS 28 (Amendment) to impairment tests related to investments in subsidiaries and any related impairment losses from 1 January 2009.

• IFRIC 15, ‘Agreements for construction of real estates’ (effective from 1 January 2009). The interpretation clarifies whether IAS 18, ‘Revenue’, or IAS 11, ‘Construction contracts’, should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. The group will apply IFRIC 15 prospectively to all agreements for construction of real estates from 1 January 2009.

Interpretations and amendments to existing standards those are not yet effective and not relevant for the group’s operations

The following interpretations and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after 1 January 2009 or later periods but are not relevant for the group’s operations:

• IFRIC 13, ‘Customer loyalty programmes’ (effective from1 July 2008). IFRIC 13 clarifies that  where goods or  services  are  sold  together  with a customer  loyalty  incentive (for

Notes to the financial statements (continued)

example, loyalty points or free products), the arrangement is a multiple element arrangement, and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the group’s operations because none of the group’s companies operate any loyalty programmes.

Various Improvements to IFRSs have been dealt with on a standard-by-standard basis. All amendments, which result in accounting changes for presentation, recognition or measurement purpose, will come into effect not earlier than 1 January 2009. The Group has not yet analyzed the likely impact of the improvements on its financial position or performance.

2.2         Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(b)	Transactions and minority interests

The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group and are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Notes to the financial statements (continued)

(c)	Associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The group’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group. Dilution gains and losses arising in investments in associates are recognized in the income statement.

2.3         Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4         Foreign currency translation

(a)	Functional and presentation currency

The Company’s investors are mainly from outside the USA. Share capital is denominated in USD. The primary activity of the Company is to invest in real estate projects to offer the Company’s investors a high return compared to other products denominated in USD. The performance of the Company is measured and reported to the investors in USD. The Board of Directors considers the USD as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions. The financial statements are presented in USD, which is the Company’s functional and presentation currency.

Notes to the financial statements (continued)

(b)	Foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at end of period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Results and financial indices of foreign business are translated into presentation currency to include them in the Company’s financial statements in accordance with consolidation principles such as elimination of the balances on calculations within the group and intercompany transactions of a subsidiary. The intercompany cash asset (or liability), both short-term one and long-term one, cannot be eliminated against the respective intercompany liability (or asset) without recording foreign exchange fluctuation results in the financial statements. It is caused by the fact that this cash item is committed to translate one currency into another one and due to the foreign exchange fluctuations the Company gains profit or bears losses. Thus, the Company's statements recognize this exchange difference as profit or losses, or, if it occurs from the cash item being a share of the Company's net investment into foreign business, it is classified as capital before disposal of foreign business.

The goodwill gained when acquiring foreign business, and any adjustments of fair value of assets and liabilities appeared when acquiring this foreign business are recorded as its assets and liabilities that are expressed in functional currency of this foreign currency and translated at a closing rate.

2.5         Property, plant and equipment

(a)	Owned assets

Property, plant and equipment are stated at actual or probable cost of purchase or non-contracted construction, less accumulated depreciation and impairment losses. Cost of property, plant and equipment constructed on a non-contractual basis includes direct material and labor costs and related overheads. If property, plant and equipment item consists of several components having different useful lives, such components are carried as separate property, plant and equipment items.

(b)	Depreciation

Depreciation is calculated for the probable useful life of certain items of property, plant and equipment based on a straight-line method and is allocated to the financial result. Leased property, plant and equipment are amortized during the shorter of useful life or leasing period.

Depreciation begins when the asset becomes available for use, i.e. when location and condition of the asset provide for use as planned by the management, and as to the assets constructed on a non-contractual basis – from the date of completion of construction and preparation to further use. Depreciation is ceased at de-recognition of the asset. No depreciation of land is provided for.

Notes to the financial statements (continued)

Useful lives of different assets are shown below:

▪ Buildings and facilities 20 - 100 years
▪ Plant and equipment 5 -   20 years
▪ Other 2 - 5 years

2.6         Operating lease

In case of operating leases, lease payments are recorded as expenses allocated equally in the course of the entire lease period, except for cases when another systematic basis shows the time schedule to gain benefits more distinctly.

2.7         Intangible assets

Intangible assets are presented in the fair value accounting. Intangible assets mainly include tenant rights on building, land, construction permits and technical approvals of regulatory authorities. The given intangible assets are not depreciated, as they are intangible assets with an indefinite useful life. The duration of lease rights owned by the Company is unlimited as there is no foreseeable limit to exercise these rights.

In accordance with the construction practice of the Russian Federation, these rights to construction (combining lease rights, construction technical documentation, approvals and allowances from regulating entities, etc.) are of strong demand on the market and assessed at the market value. These rights can be transferred, sold to the party concerned without any restrictions.

They are often sold with a subsidiary to which these rights are acquired. After the construction is completed, rights to land lease are re-executed in favor of an ultimate consumers of the real estate.

The fair value of lease rights is determined by an independent professional appraiser with the appropriate qualification and long-term experience in appraising similar facilities; a comparative method is applied for valuation. This method envisages comparisons of the nature and differences of every similar facility from the facility to appraise, comparison of prices of every similar facility, calculation of the market value of a facility applying justified aggregation of prices of similar facilities. Elements for comparison include factors of the value of a facility to appraise which change influences the market value of a facility to appraise.

2.8         Goodwill

Goodwill means the excess of purchase cost over the fair value of the portion of net assets, liabilities and contingent liabilities of an acquired subsidiary as at the date of acquisition. Goodwill is measured for possible impairment at least on an annual basis, and also if any signs of impairment are in place. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash generating units.

Notes to the financial statements (continued)

If the buyer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities is in excess of business combination costs it is recognized as income generated from a subsidiary acquisition in the income statement.

2.9         Trading Property

Construction of real estate projects for the purpose of the onward sale is presented in the accounting as trading property and is estimated at actual incurred expenditure costs.

2.10         Trade and other receivables

Trade and other receivables are stated at historical cost net of losses on impairment. Based on annual stock count results, the Group makes provision for past due doubtful trade and other receivables based on historical experience.

2.11         Cash and cash equivalents

Cash and cash equivalents include cash in hand, demand deposits, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Restricted cash balances comprise balances of cash and cash equivalents which are restricted as to withdrawal under the terms of certain borrowings or under banking regulations.

2.12         Repurchase of treasury shares

If shares accounted for as share capital are repurchased, the paid–out amount, including transaction direct expenses, is accounted for as changes in equity.

2.13         Loans and Borrowings

Loans and borrowings are initially carried at par value. Long-term credits and loans are recorded at the depreciated value applying the effective interest rate method. Respective income and losses are recognized in the profit and loss statement.

2.14         Expenses on loans

Expenses on loans directly connected with acquisition, construction or production of an asset that demands a long period to be prepared for operation in accordance with the Company’s intentions or for sale are capitalized as a part of the initial value of this asset. All other expenditures on loans are recorded as expense in the reporting period when expenses are borne. Expenditures on loans include payment of interest and other expenses borne by the Company with respect to borrowed assets.

2.15         Trade and other payables

In initial recognition, trade and other payables are reported at fair value and subsequently accounted for at amortized cost based on the effective interest rate method.

Notes to the financial statements (continued)

2.16         Provisions

Provision is recorded in the Balance Sheet if the Group’s liability appears, de jure or de facto, as a result of a certain event, and there is a probability that some cash outflow may be required to settle the liability. If the influence of discounting is material, the amounts of provisions will be measured by discounting anticipated future cash flows at before tax discount rates, which reflects the present market value of the temporary cost of cash and risks, as appropriate, related to this liability.

2.17         Income tax

The Company is domiciled in British Virgin Islands. Under the current laws of BVI, there is no income, estate, corporation, capital gains or other taxes payable by the Company.

Some subsidiaries of the Company are registered in the territory of Russian Federation and are taxable in accordance with the Russian Law requirements, effective as of the reporting date.

The Company currently incurs withholding taxes imposed by certain countries on investment income and capital gains. Such income or gain is recorded gross of withholding taxes in the income statement.

2.18         Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deferred tax asset will be realized or if it can be offset against existing deferred tax liabilities. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on all temporary differences arising on investments in subsidiaries, associated undertakings and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

If a subsidiary’s taxable profit and tax losses (and the tax base of its non-monetary assets and liabilities) are determined in another currency, foreign exchange fluctuations cause temporary differences that are responsible for recognition of a deferred tax liability or asset. This deferred tax is debited or credited to profit or loss accounts.

Notes to the financial statements (continued)

2.19         Financial income and expenses

Finance revenue and finance costs include interest expenses on loans and borrowings, accumulated interest on provisions, interest-bearing gains on financial investments, dividends received, positive and negative foreign exchange differences, income and losses from revaluation and disposal of investments available for resale.

Borrowing costs are capitalized if they relate to acquisition, construction, or production of a qualified asset; provided that there is a strong probability of future economic benefits and the costs can be measured reliably.

If the borrowings were specifically obtained by the Group for acquisition, construction, or production of a certain qualified asset, the amount of costs to be capitalized is determined as actual expenses incurred when obtaining a loan in the reporting period, less any revenues from short-term investment of those borrowed funds prior to investing them to the qualified asset.

2.20         Impairment of assets

The Company assesses at each reporting date whether events or changes in circumstances indicate that an asset may be impaired. An impairment loss is recognized if an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the income-generating unit of that asset. Impairment losses are carried to the statement of income.

2.21         Revenues

Revenues from the sale of residential apartments are recognized when the principal risks and rewards relating to the ownership have been transferred to the buyer. Revenues are not recognized if there are significant uncertainties regarding the collection of the consideration and the related costs or if there is continuing managerial involvement of the Company with respect to the real estate sold.

Service and management charges are recognized in the accounting period in which the services are rendered. When the Group is acting as an agent, the commission rather than gross income is recorded as revenue.

2.22         Employee benefits

In the normal course of business the Group contributes to the Russian Federation State pension plan on behalf of its employees. Mandatory contributions to the State pension plan, which is a defined contribution plan, are expensed when incurred and are included within staff costs in

Notes to the financial statements (continued)

operating expenses.  The cost of providing other discretionary post-retirement obligations (including constructive obligations) is charged to the consolidated statement of income so as to spread the regular cost over the service lives of employees.

2.23         Dividends

Dividends and dividend taxes are stated as liability in the period when they are declared by the General meeting of shareholders and are payable in accordance with legal and regulatory requirements. The amount of retained earnings, which may be distributed among shareholders in accordance with applicable laws and regulations, is determined on basis of financial statements of separate companies of the Group. These amounts may differ significantly from the amounts calculated on basis of IFRS.

2.24         Fair value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2008 and 2007. The respective carrying value of certain on-balance-sheet financial instruments, approximate their fair values. These financial instruments include cash, account receivable, short term loans, accounts payable, and short term borrowings. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

The carrying value of the Company’s long-term debt approximated its fair value on the current market conditions for similar debt instruments.

2.25         Earnings per Share

(a)         Basic

Basic earnings per share is calculated by dividing the profit, attributable to equity shareholders of Company by the weighted average number of shares outstanding during the period, excluding the weighted average number of ordinary shares purchased by the Group and held as treasury shares.

(b)         Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company may have two categories of dilutive potential ordinary shares: convertible debt and share options. If convertible debt is present, it is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. If the share options are present, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The Company does not have diluted earnings per share as of June 30, 2009 and 2008.  The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Notes to the financial statements (continued)

3.        Financial risk management

3.1         Strategy in investment

The Company’s activities expose it to a variety of financial risks: market risk, including currency risk and price risk. The Company’s objective is to achieve capital growth through investing in real estate projects.

3.2         Market price risk

The Company invests in real estate projects in Russia, buying the titles in real estate under construction and reselling them afterwards.

Price fluctuations in the real estate market may provoke a decrease in the future Company profitability. Strategic diversification of the project portfolio is made by sectors, real estate types and classes, geographical regions, phases of a construction and investing cycles as well as sources of income. The subsequent flexibility of investment policy, within deposit diversification and their all-risk insurance, give an opportunity to create an additional reliability factor to receive high-yield investment income. Company project control is based on a compulsory integrated review that includes legal, marketing, estimate and economic, architectural and engineering developer’s examination. Project financing starts after getting results from all the examinations and receiving the approval of the Board Directors of the Company.

3.3         Interest rate risk

The majority of the Company’s financial assets and liabilities are non-interest bearing (see note 18). As a result, the Company is not subject to significant amounts of risk due to fluctuations in the prevailing levels of market interest rates.

In accordance with the Company’s policy, the Board of Directors reviews overall interest sensitivity on a quarterly basis.

3.4         Credit risk

The Company takes no exposure to credit risk. The amount of actives of the Company subject to credit risk is insignificant.

In accordance with the Company’s policy, the Board of Directors reviews credit position on a quarterly basis.

3.5         Liquidity risk

The Company takes no material exposure to liquidity risk.

Notes to the financial statements (continued)

The Company invests in intangible assets such as tenant rights and construction license, which are not traded in an organized market and may be illiquid. As a result, the Company may not be able to quickly liquidate its investments in these assets at an amount close to their fair value.

The Company has the ability to borrow in the short-term to ensure settlement. No such borrowings have arisen during the period.

In accordance with the Company’s policy, the Board of Directors reviews liquidity position on a quarterly basis.

3.6         Currency risk

The Company holds assets denominated in currencies other than the USD, the functional currency. It is therefore exposed to currency risk, as the value of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. The Company’s policy is not to enter into any currency hedging transactions.

The table below summarizes the Company’s exposure to currency risks.

	As of 30 June 2009	As of 30 June 2008
	‘000 USD	‘000 USD
ASSETS
Intangible assets	$13 007	$9 823
Plants, property and equipment	49	43
Trading property	22 086	9 453
Cash and cash equivalents	19	3 967
Total Assets	$35 161	$23 286

In accordance with the Company’s policy, the Investment Manager monitors the Company’s currency position on a daily basis, and the Board of Directors reviews it on a quarterly basis.

3.7         Potential penalties, guarantees, building permits

The Company exposes to risks specific to real estate: potential penalties to buyers, cancelling of building permits, repayment of guaranties etc.

4.        Critical accounting estimates and judgments

4.1         Critical accounting estimates and assumptions

Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

Notes to the financial statements (continued)

Fair value of intangible assets

The Company possesses intangible assets that are recognized at fair value. Such assets include tenant rights, construction licenses and technical permissions of regulatory authorities. Fair values of such assets are determined at regular intervals by independent appraisers.

4.2         Critical judgments

Functional currency

The functional currency for the Company is the USD. In the case of subsidiaries located in the Russian Federation, where the functional currency is not the USD, the financial statements have been measured in local currency, Russian Rubles (“RUR”), and translated into presentation currency at the applicable exchange rates as required by IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”) for inclusion in these consolidated financial statements.

Revenue recognition from sale of trading property

The Company's management has reviewed the detailed recognition criteria of revenue under the construction agreements and the revenue recognition on services rendered on construction organization, described in IAS 11 "Construction Contracts", IAS 18 "Revenue" and, specifically, if the Company has acquired significant risks and benefits. Having analyzed in detail its construction contracts, management is convinced, that the revenue recognition by the Company is in proportion to the amount of expenses incurred, correct and correlates with the recognition of the relevant construction costs.

5.        Segment information

The only operating segment of the Company is implementation of medium-term real estate development projects.

6.        Subsidiaries

The list of subsidiaries with indication of ownership interest of the Company in share capital as of 30 June 2007 and 30 June 2008, countries of incorporation and type of subsidiary’s activity.

	Activity	Country of incorporation	As of 30 June 2008 Ownership or participation interest	As of 30 June 2009 Ownership or participation interest
KREP Corp.	Administrator	Nevis	-	-
Jirmalia Holdings	Investment activity	Cyprus	99%	99%
«Riocom» LLC	Operations with trading property	Russia	100%	100%
«Icecom» LLC	Operations with trading property	Russia	100%	100%
«Somo» LLC	Operations with trading property	Russia	-	100%
«Somex» LLC	Operations with trading property	Russia	-	100%

Notes to the financial statements (continued)

Setting up of “Somex” LLC
In the first quarter of 2009 the Company set up a new fully-owned company - “Somex” LLC. In accordance with constituent documents and Russian law, “Somex” LLC is not public. The authorized capital of “Somo” LLC is not a shareholders' equity, it consists of the face value of the ownership ratio of participants. The amount of the authorized capital is equal to 10 000 roubles (about USD 3 thousand). This company will be involved in Group’ operations with trading property and construction.

Acquisition of “Somo” LLC
In the fourth quarter of 2008 the Company acquired 1/3 of “Somo” LLC. Despite the fact that 2/3 of the company belonged to Roman Plavnik the Company did not control the «Somo» LLC. On acquisition of the remaining share the Company acquired the control over the «Somo» LLC.

The total acquisition amount is equal to $1,200,000 in cash of which $460,000 was paid in 2008. The remaining balance is due on or before March 1, 2011.

In accordance with constituent documents and Russian law, “Somo” LLC is not public. The authorized capital of “Somo” LLC is not a shareholders' equity, it consists of the face value of the ownership ratio of participants. The amount of the authorized capital is equal to 12 000 roubles where 4 000 roubles were contributed by a third-party individual (or one third of the authorized capital), and 8 000 roubles were contributed by Roman Plavnik (or two third of the authorized capital). The ownership interest in total equity of each participant is determined in proportion to the nominal value of the ownership ratio in the authorized capital. As there are no shares for the Somo LLC acquisition transaction, calculation of the indices regarding share quantity are as follows:

October 8, 2008	‘000 USD
Investment for purchasing of the ratio of a third-party owner (or one third of the Authorized Capital)	$1 200
Loan to "Somo" LLC forgiven at closing	201
Liabilities of "Somo" LLC assumed at closing	244
Total purchase cost to be allocated	$1 645

Allocation of purchase cost:
Fair value of "Somo" LLC assets at closing	$433
Purchase cost in excess of fair value of assets acquired	1 212
Total purchase cost	$1 645

The purchase cost in excess of the fair value of net assets acquired was recorded as goodwill.

Had the acquisition of "Somo" LLC taken place at January 1, 2009 and 2008 the unaudited results of operations would have been as follows:

	2009	2008
	‘000 USD	‘000 USD
Revenue	$-	$-
Net profit/(loss)	$-	$-

Since October 8, 2008 “Somo” LLC has been included in the consolidation. “Somo” LLC is working on a construction project in Sochi.

Notes to the financial statements (continued)

7.           Operating expenses

	For the six months ended 30 June 2009	For the six months ended 30 June 2008
	‘000 USD	‘000 USD
Operating expenses
Wages, salaries	$154	$147
Social insurance	11	6
Transportation	-	1
Telephone	-	4
Travel expenses	4	5
Repairs and renewals	6	3
Cleaning	1	-
Accountancy and audit	-	20
Rent	92	89
Light and heat	2	-
Bank charges	2	4
Depreciation	11	9
Directors' Remuneration	15	15
Materials	2	4
Taxes	33	1
Information service and IT service	4	4
Management expenses	11	104
Miscellaneous	12	21
Total operating expenses	$360	$437

Notes to the financial statements (continued)

8.           Financial income and expenses

	For the six months ended 30 June 2009	For the six months ended 30 June 2008
	‘000 USD	‘000 USD
Finance income
Interest- income - third parties	$2	$-
Total finance income	$2	$-

	For the six months ended 30 June 2009	For the six months ended 30 June 2008
	‘000 USD	‘000 USD
Finance expenses
Interest expenses – third parties	$1	$4
Total finance expenses	$1	$4

9.           Property, plant and equipment

	Office equipment, furniture, fittings	Total fixed asset
	‘000 USD	‘000 USD
Cost at 1 January 2008	$49	$49
Acquisition	2	2
Cost at 30 June 2008	52	52

Depreciation at 1 January 2008	-	-
Depreciation	9	9
Depreciation at 30 June 2008	9	9

Net cost at 1 January 2008	49	49
Net cost at 30 June 2008	$43	$43

	Office equipment, furniture, fittings	Total fixed asset
	‘000 USD	‘000 USD
Cost at 1 January 2009	$83	$83
Presentation currency translation	(6)	(6)
Cost at 30 June 2009	77	77

Depreciation at 1 January 2009	18	18
Depreciation	11	11
Presentation currency translation	(1)	(1)
Depreciation at 30 June 2009	28	28

Net cost at 1 January 2009	65	65
Net cost at 30 June 2009	$49	$49

Notes to the financial statements (continued)

10.       Intangible assets

	Tenant right	Goodwill	Software	Total
	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Cost at 1 January 2008	$9386	$-	$4	$9 390
Acquisition	-	-	-	-
Presentation currency translation	435	-	1	436
Cost at 30 June 2008	9 821	-	5	9 826

Amortization at 1 January 2008	-	-	-	-
Amortization			3	3
Amortization at 30 June 2008	-	-	3	3

Net cost at 1 January 2008	9 386	-	4	9 390
Net cost at 30 June 2008	$9821	$-	$2	$9823

	Tenant right	Goodwill	Software	Total
	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Cost at 1 January 2009	$12639	1 212	4	13 855
Acquisition	-	-	3	3
Presentation currency translation	(772)	(74)	(1)	(847)
Cost at 30 June 2009	11 867	1 138	6	13 011

Amortization at 1 January 2009	-	-	4	4
Amortization	-	-	1	1
Presentation currency translation	-	-	(1)	(1
Amortization at 30 June 2009	-	-	4	4

Net cost at 1 January 2009	12 639	1 212	-	13 851
Net cost at 30 June 2009	$11867	$1138	$2	$13007

11.       Trading Property

Expenses on the construction of properties are represented as part of long-term trading property. As at the balance sheet dates the Company's portfolio includes the following projects:

	As of 30 June 2009	As of 30 June 2008
	‘000 USD	‘000 USD
Trading Property
Sochi “Kurortny”	$21 899	$9 261
Gagarin “Orbita”	$197	$192
Total	$22 086	$9 453

Notes to the financial statements (continued)

• multifunctional housing estate of business class named “Kurortny”. Construction is held in Sochi. Floor area of the housing estate is 15 791 sq.m., flat square is 9 967.7 sq.m. The expected completion date of the project is the fourth quarter of 2011.

The project will be constructed in one of the most picturesque places in Sochi near the sanatorium “Iskra” and at 400 meters from “Redison-SAS-Lazurnaya” Hotel. The residential estate consists of 117 flats of modern planning, 13 of which are two-level penthouses, and underground parking with 90 parking stalls. Besides, the house’s infrastructure includes minimarket, 60-seat café, beauty salon and fitness-club with a covered swimming pool. 80% of flats are with a view of the Black Sea.

• multifunctional housing estate named “Orbita”. Construction will take place in Gagarin town of Smolensky region. Estimated floor area of the housing estate is 10 000 sq.m.

The town of Gagarin in Smolensk region is situated on the bank of the River Gzhat at 170 km. from Moscow and at 240 km. from Smolensk. Its population is near 40 thousand people. Throughout the territory of Gagarin district there is Moscow – Smolensk – Brest trunk and Moscow-Minsk highway.

12.       Other receivables

	as of 30 June 2009	as of 30 June 2008
	‘000 USD	‘000 USD
Other receivables
Trade receivables - third parties	$-	$42
Advances to suppliers – related parties	-	73
Advances to suppliers – third parties	166	81
Other receivables – related parties	65	26
Other receivables – third parties	7	11
Total:	$238	$233

Notes to the financial statements (continued)

13.       Other assets

	as of June 30, 2009	as of June 30, 2008
	‘000 USD	‘000 USD
Other current assets
Income tax recoverable	$2	$-
VAT recoverable	98	79
Current portion at long-term receivables - third parties	-	4
Dividends receivable - related parties	-	4
Total other assets	$100	$87

14.       Cash and cash equivalents

	as of June 30, 2009	as of June 30, 2008
	‘000 USD	‘000 USD
Bank accounts in:
RUR	$-	$-
USD	15	10
Cash:
USD	4	3 957
Total cash and cash equivalents	$19	$3967

15.       Income taxes

	as of June 30, 2009	as of June 30, 2008
	‘000 USD	‘000 USD
Income tax expense - current	$-	$(2)
Income tax expense - deferred	83	62
Total income tax charge	83	60

Income (loss) before income tax	(537)	(383)
Theoretical tax charge at the statutory tax rate of 24%	107	92
Tax effect of operating income and expenses which are not assessable for taxation purposes	(24)	(32)
Total income tax charge	$83	$60

In November 2008 the Federal Law on amendments to the Russian Tax Code enacted the decrease in corporate profit tax rate from 24% to 20%, effective from January 1, 2009. This tax rate was applied to determine the deferred tax liabilities as of June 30, 2009.

Notes to the financial statements (continued)

16.       Deferred taxes

	As of 30 June 2008	Foreign exchange differences	Differences recognition and reversals at 24% rate	As of 1 January 2008
	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Tax effects of taxable temporary differences:
Intangible assets	$(2358)	$(105)	$-	$(2253)
Long-term borrowings	(3)	-	1	(4)
	(2 361)	(105)	1	(2 257)
Tax effects of deductible temporary differences:
Trading Property	114	4	57	53
Retained earnings	4	-	4
	118	4	61	53

Total net deferred tax liabilities	$(2243)	$(101)	$62	$(2204)

	As of 30 June 2009	Foreign exchange differences	Differences recognition and reversals at 20% rate	As of 1 January 2009
	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Tax effects of taxable temporary differences:
Intangible assets	$(2 373)	$155	$-	$(2 528)
Long-term borrowings	(2)	-	-	(2)
	(2 375)	155	-	(2 530)
Tax effects of deductible temporary differences:
Trading Property	162	(6)	35	133
Retained earnings	102	(25)	48	79
	264	(31)	83	133

Total net deferred tax liabilities	$(2 111)	$124	$83	$(2 397)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. As of June 30, 2009 the Group recognized deferred income tax assets of USD 102 thousand (as of June 30, 2008: USD 4 thousand) in respect of losses amounting to USD 510 thousand (as of June 30, 2008: USD 17 thousand) that can be carried forward against future taxable income. Total losses amounting to USD 510 thousand expire in 2011.

Notes to the financial statements (continued)

17.       Other payables

	as of June 30, 2009	as of June 30, 2008
	‘000 USD	‘000 USD
Other payables
Trade payables – third parties	$8	$3
Other current payables – related parties	25	-
Other current payables – third parties	623	-
Director's remuneration	16	4
Accrued salaries and wages	57	24
Accrued interest - third parties	4	2
Income tax payable	-	1
VAT payable	9	-
Social tax payable	13	6
Land tax payable	104	-
Payroll tax payable	11	3
Total other payables	$870	$43

18.       Borrowings

18.1.                      Long-term borrowings payable at 30 June 2008

As of June 30, 2008 the Group obtained long-term borrowings from the following companies:

	Credit balance
	as of June 30, 2008	Interest rate	Issue date	Due date
	‘000 USD	%
Long-term borrowings
Loans and borrowings – third parties
"LaVieDerm-Paris" SRL	$89	3%	28.12.2007	27.12.2010
Total:	$89

As of June 30, 2008, on loan received from "LaVieDerm-Paris" SRL, the loan nominal value is equal to $105,000 granted with a rate of 3% per annum. The loan current value is equal to $89,000 with 9.3% effective market rate.

Notes to the financial statements (continued)

18.2.a                                Long-term borrowings payable at 30 June 2009

As of June 30, 2009 the Group obtained long-term borrowings from the following companies:

	Credit balance
	as of June 30, 2009	Interest rate	Issue date	Due date
	‘000 USD	%
Long-term and borrowings
Loans and borrowings – third parties
LLC «Anstroy»	$70	3%	28.12.2007	27.12.2010
Total:	$70

As of June 30, 2009, on a loan received from "Anstroy" LLC, the loan nominal value is equal to 79 thousand Dollars granted with rate of 3% per annum. The loan current value is equal to 70 thousand Dollars with 9.3% effective market rate.

18.2.b                                Short-term borrowings at 30 June 2009

As of June 30, 2009 the Group has acquired short-term borrowings from the following third and related parties:

	Credit balance
	as of June 30, 2008	Interest rate	Issue date	Due date
	‘000 USD	%
Short-term loans and borrowings – related parties
	$205
KREP Corp	99	8%	21.01.2009	09.11.2009
Plavnik R.G.	58	0%	12.09.2006	31.12.2009
Zoriy E.L.	23	0%	12.09.2006	31.12.2009
Lappa N.N.	25	0%	12.09.2006	31.12.2009
Short-term loans and borrowings – third parties	$41
Lefteriadi K.T.	35	0%	14.06.2007	31.12.2009
Other third parties	6	0%	29.11.2006	31.12.2009
Total:	$246

Notes to the financial statements (continued)

19.       Share capital

	Ordinary shares for the six months ended 30 June 2009	Ordinary shares for the six months ended 30 June 2008

Number of shares at the beginning of the year	9 467 968	6 554 770
Issued shares	1 133 000	1 202 137
Number of shares at the end of the year	10 600 968	7 756 907

Weighted average number of shares during the year	10 034 468	7 155 839

Par value of 1 share (in USD)	$3	$3
Total share capital at the end of the year (in USD)	$31802904	$23270721

Prior to December 2008 the Company was an investment fund. At the meeting of the Board of Directors, a decision to change the company’s ownership pattern into the limited liability company was made.

Since December, 2008 accordingly, the sole director of the Company, adopted the following written resolutions:
• the Company's name was changed to Konsta Real Estate Properties Ltd;
• the issue of such number of ordinary shares as would set the share price at US$3 per share in the Company to Konsta Real Estate Properties Offshore Fund, Ltd as part of the re-organization in consideration of it agreeing to exchange its existing shareholding in the Company was approved confirmed and ratified and that in accordance with section 48 of the Act, in the opinion of the directors, this present cash value of the non-money consideration for the issue was not less than the amount to be credited for the issue of such shares.

According to SAB Topic 4C, in case of this reorganization such changes in the capital structure must be given retroactive effect in the consolidated balance sheet. These requirements are presented in the consolidated financial statements for six months ended June 30, 2008 and 2009.

Notes to the financial statements (continued)

For the statement of Stockholders’ Equity:

	Number of common shares	Common Stock	Share Premium	Total Stockholder’s Equity
		‘000 USD	‘000 USD	‘000 USD
Balance at 01 January 2008	6 554 770	$19 664	$(7 133)	$12 531
Shared issued shares for cash at $3 per share	1 202 137	3 607	(2 625)	982
Balance at 30 June 2008	7 756 907	$23 271	$(9 758)	$13 513

Balance at 01 January 2009	9 467 968	$28 404	$(11 572)	$16 832
Shared issued shares for cash at $3 per share	1 133 000	3 399	3 258	6 657
Balance at 30 June 2009	10 600 968	$31 803	$(8 314)	$23 489

Transaction with Share Capital

During six months of 2008 the Company sold 1,202,137 shares of its common stock for proceeds of $982,000. Total par value of shares realized amounts to $3 607 000. Share premium is equal to ($ 2 625 000).
During six months of 2009 the Company sold 1,133,000 shares of its common stock for proceeds of $6,657,000. Total par value of shares realized amounts to $3 399 000. Share premium is equal to $3 258 000.

Transaction with Revaluation Reserve

During six months of 2008 the Company didn’t revaluate its tenant right. Revaluated amount of tenant right declared in Equity as at 30 June 2007 is equal to $7 464 000 as of 30 June 2008.

During six months of 2009 the Company didn’t revaluate its tenant right. Revaluated amount of tenant right declared in Equity is equal to $9 494 000 as of 30 June 2009.

Transaction with Translational Reserve

Foreign currency translation reserve declared in Equity during six months of 2008 is equal to ($6) thousand. Total reserve sum as at 30 June 2008 is $17 thousand.

Foreign currency translation reserve declared in capital during six months of 2009 is equal to ($122) thousand. Total reserve sum as at 30 June 2009 is ($100) thousand.

Other transactions

There were no options or warrants available for grant, issued, vested, etc. in both reporting periods.

Notes to the financial statements (continued)

20.       Basic and diluted earnings per share

Earnings per share have been calculated by dividing the profit, attributable to equity shareholders of Company by the weighted average number of shares outstanding during the period, excluding the weighted average number of ordinary shares purchased by the Group and held as treasury shares. The weighted average shares outstanding for six months of 2009 and 2008 are disclosed in Note 19.

There are no dilutive financial instruments outstanding, no options, no warrants.

21.       Related party transaction

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions.

(a)           Trasactions

As of June 30, 2008 the Company granted advance to:

•	SOMO LLC - in the amount of USD 73 thousand under the Contract on dwelling house construction investment;

•	Roman Genrikhovich Plavnik - in the amount of USD 23 thousand;

•	Natalya Lakshina - in the amount of USD 3 thousand;

•	KREP Management for rendering management services in the amount of USD 104 thousand.

As of June 30, 2009 the Company granted an advance to KREP Management in the amount of 65 thousand Dollars.

Transactions with related entities on Short-term loans are presented in note 18.2.

Other current accounts payable to KREP Corp in terms of commission for attracting cash funds is equal to USD 25 thousand.

Notes to the financial statements (continued)

22.       Operating leases

The following table shows contracts on operating lease as of June 30, 2008:

Counterparty	Lease	Lease term	Possibility of extension
Danom LLC	$84	31.12.2008	Yes
Federal Treasury Department for Smolensk Region	5	31.12.2008	Yes
Total:	$89

The following table shows contracts on operating lease as of June 30, 2009:

Counterparty	Lease	Lease term	Possibility of extension
MSA Twins Ltd	$22	31.12.2009	Yes
Danom LLC	$54	31.12.2009	Yes
L.Z. Seferyan (I.E.)	$16	31.12.2009	Yes
Total:	$92

According to the stated contracts the Company leases building land in Sochi and Gagarin, and rents an office in Moscow.

23.       Commitments, contingencies, liens

At the reporting dates the Company has no any capital or operating lease commitments under non-cancellable operating lease contracts. The Group leases various facilities under cancellable operating lease agreements disclosed in Note 22. Usually the Group is required to give a two-month notice for the termination of these agreements. The lease expenditure charged to the income statement during the year is disclosed in Note 7.

At the reporting dates the Group has no any contingent liabilities in respect of legal claims arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the other contingent liabilities, including liens.

24.      Events after the balance sheet date

The Company continued preparing construction of multifunctional housing estate named “Kurortny” in Sochi having received all required allowances for construction and project and design documents.

Shares sold

Since July 1, 2009 to March 30, 2010 the Company sold 193,843 shares of its common stock for proceeds of $581,529.  All these were sold at par value.

Debt entered

On January 21, 2010, the Company received a short-term loan from «Promix Food» Ltd upon loan contract #Z-21/01-1 in the amount of $4,500,000 roubles (approximately US $150,000).  Interest on this loan is 12% per year.  Loan due date is January 21, 2011.

Other events

On September 1, 2009, the Company signed new operating lease agreement #A08-09/1 with «Kasiss» JSC.  This agreement is valid through July 31, 2010.  Rental cost under this cancellable operating lease agreement is amounted to 220,000 RUB (approximately US $7,333) per month.

Notes to the financial statements (continued)

25.       Reconciling IFRS to US GAAP

The following table shows reconciling IFRS figures to US GAAP figures in the statements of comprehensive income:

	IFRS figures		US GAAP figures	IFRS figures		US GAAP figures
	For the six months ended 30 June 2009	Adjustments	For the six months ended 30 June 2009	For the six months ended 30 June 2008	Adjustments	For the six months ended 30 June 2008
	‘000 USD		‘000 USD	‘000 USD		‘000 USD
Income (Loss)	$(454)	$-	$(454)	$(323)	$-	$(323)
Other comprehensive income (loss)
Foreign exchange difference	(739)	617	(122)	325	(331)	(6)
Other comprehensive income (loss), net of tax	(739)	617	(122)	325	(331)	(6)
Total comprehensive income (loss)	$(1 193)	617	$(576)	$2	$(331)	$(329)
Attributable to:
shareholders of Company	$(1 193)	$617	$(576)	$2	$(331)	$(329)
non-controlling interests	$-			$-

Notes to the financial statements (continued)

The following table shows reconciling IFRS figures to US GAAP figures in the statements of financial position:

	IFRS figures		US GAAP figures	IFRS figures		US GAAP figures
	as of 30 June 2009	Adjustments	as of 30 June 2009	as of 30 June 2008	Adjustments	as of 30 June 2008
	‘000 USD		‘000 USD	‘000 USD		‘000 USD
ASSETS
Current assets
Cash and cash equivalents	$19		$19	$3 967		$3 967
Other receivables	238		238	233		233
Other current assets	100		100	87		87
Total current assets	357		357	4 287		4 287

Non-current assets
Trading property	22 086		22 086	9 453		9 453
Property, plant and equipment, net	49		49	43		43
Intangible assets	13 007	(11 867)	1 140	9 823	(9 821)	2
Deferred tax assets	264		264	118		118
Total non-current assets	35 406		23 539	19 437		9 616

TOTAL ASSETS	$35 763		$23 896	$23 724		$13 903

LIABILITIES
Current liabilities
Other payables	$870		$870	$43		$43
Short-term borrowings	246		246	-		-
Total current liabilities	1 116		1 116	43		43

Long-term liabilities
Long-term borrowings	70		70	89		89
Deferred tax liabilities	2 375	(2 373)	2	2 361	(2 357)	4
Total long-term liabilities	2 445		72	2 450		93

EQUITY
Share capital	31 803		31 803	23 271		23 271
Share premium	(8 314)		(8 314)	(9 758)		(9 758)
Revaluation reserve	9 494	(9 494)	-	7 464	(7 464)	-
Translational reserve	(100)		(100)	17		17
Retained earnings	(681)		(681)	237		237
Total equity	32 202		22 708	21 231		13 767

TOTAL LIABILITIES AND EQUITY	$35 763		$23 896	$23 724		$13 903

Intercom-Audit AUDITING COMPANY Address: 2-13, 3-th Ulitsa Yamskogo polya, 125124 Moscow, Russian Federation Tel.: +7 (495) 937-34-51, E-mail: info@intercom-audit.ru, Internet: www.intercom-audit.ru

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Konsta Real Estate Properties Ltd:

We have audited the accompanying consolidated balance sheets of Konsta Real Estate Properties Ltd ("the Company") and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, cash flows, comprehensive income and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2008, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ “Intercom-Audit”

INTERCOM AUDIT
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Moscow

September 21, 2009

“Intercom-Audit” auditing company is an Independent Member of BKR International

Consolidated balances sheets

		As of 31 December 2008	As of 31 December 2007
	Notes	‘000 USD	‘000 USD
ASSETS
Current assets
Cash and cash equivalents	15	$33	$47
Short-term loans	12	-	3 770
Other receivables	13	341	43
Other current assets	14	2	31
Total current assets		376	3 891

Non-current assets
Trading property	11	15 504	8 880
Property, plant and equipment, net	9	65	49
Intangible assets	10	13 851	9 390
Deferred tax assets	17	212	53
Other non-current assets	14	-	343
Total non-current assets		29 632	18 715

TOTAL ASSETS		$30008	$22606

LIABILITIES
Current liabilities
Other payables	18	$597	$32
Short-term borrowings	19.2	68	6
Total current liabilities		665	38

Long-term liabilities
Long-term borrowings	19.1	75	64
Deferred tax liabilities	17	2 530	2 257
Total long-term liabilities		2 605	2 321

EQUITY
Share capital	20	28 404	19 664
Share premium		(11 572)	(7 133)
Revaluation reserve		10 111	7 133
Translational reserve		22	23
Retained earnings		(227)	560
Total equity		26 738	20 247

TOTAL LIABILITIES AND EQUITY		$30 008	$22 606

_______________
Plavnik Roman
Chairman of Board of Directors

September 21, 2009

Consolidated statements of operations

		For the year ended 31 December 2008	For the year ended 31 December 2007
	Notes	‘000 USD	‘000 USD
Revenue
Commissions fee		$338	$881
Other operating income		7	-
Total revenue		345	881

Operating expenses	7	(1 326)	(414)

Exchange difference gain/(loss)		10	34

Operating income/(loss)		(971)	501

Interest income	8	-	17
Interest expenses	8	(5)	(2)

Income/(loss) before tax		(976)	516

Income tax	16	189	44

Net income/(loss)		$(787)	$560

Basic and diluted income(loss) per share in US dollars	20	$(0,10)	$0,11
Attributable to:
shareholders of Company		$0,10)	$0,11
non-controlling interests		$-	$-

_______________
Plavnik Roman
Chairman of Board of Directors

September 21, 2009

Consolidated statements of comprehensive income

	For the year ended 31 December 2008	For the year ended 31 December 2007
	‘000 USD	‘000 USD
Net Income (Loss)	$(787)	$560
Other comprehensive income (loss)
Foreign exchange difference	(1 175)	23
Revaluation of tenant right	4 427	9 386
Income tax relating to components of other comprehensive (loss)/income	(275)	(2 253)
Other comprehensive income (loss), net of tax	2 977	7 156
Total comprehensive income (loss)	$2190	$7 716
Attributable to:
shareholders of Company	$2190	$7716
non-controlling interests	$-	$-

_______________
Plavnik Roman
Chairman of Board of Directors

September 21, 2009

Consolidated statements of stockholders' equity

	Note	Share capital	Share premium	Revaluation reserve	Translational reserve	Retained earnings	Equity holders of the company	Minority interest	Total Equity
		‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Equity at 01 January 2007		$-	$-	$-	$-	$-	$-	$-	$-
Issue of shares	20	19 664	(7 133)	-	-	-	12 531	-	12 531
Total comprehensive income for the period		-	-	7 133	23	560	7 716	-	7 716
Equity at 31 December 2007		19 664	(7 133)	7 133	23	560	20 247	-	20 247
Issue of shares	20	8 740	(4 439)	-	-	-	4 301	-	4 301
Total comprehensive income for the period		-	-	2 978	(1)	(787)	2 190	-	2 190
Equity at 31 December 2008		$28 404	$(11 572)	$10 111	$22	$(227)	$26 738	$-	$26 738

_______________
Plavnik Roman
Chairman of Board of Directors

September 21, 2009

Consolidated cash flow statements

	For the year ended 31 December 2008	For the year ended 31 December 2007
	‘000 USD	‘000 USD
Cash flows from operating activities
Net income/(loss)	$(787)	$560
Adjustment for:
- Depreciation and amortization	18	-
- Exchange difference gain/loss	(10)	(34)
- Interest income	-	(17)
- Interest expenses	5	2
- Income tax	(189)	(44)
	(963)	467

Net change in other receivables	(298)	(43)
Net change in other payables	(175)	31
Net change in other assets and liabilities	407	(317)
Interest income received	-	17
Interest paid	(5)	(2)
Income tax paid	(6)	(8)
Net cash provided by (used in) operating activities	(1 040)	145

Cash flows from investing activities
Acquisition of plant, property & equipment	(34)	(49)
Construction in progress	(6 624)	(8 880)
Acquisition of subsidiaries	(460)	-
Borrowings to Director	(3 120)	(3 770)
Proceeds from borrowings repayment	6 890	-
Net cash (used in) investing activities	(3 348)	(12 699)

Cash flows from financing activities
Proceeds from issue of shares	4 301	12 531
Repayments of borrowings	(6)	-
Proceeds from borrowings	79	70
Net cash provided by financing activities	4 374	12 601

Net increase (decrease) in cash and cash equivalents	(14)	47
Cash and cash equivalents at beginning of the year	47	-
Cash and cash equivalents at end of the year	$33	$47

Additionally:
Cash paid for:
Income taxes	(5)	(2)
Interest	(6)	(8)

_______________
Plavnik Roman
Chairman of Board of Directors

September 21, 2009

Notes to the financial statements

1.           General information

Konsta Real Estate Properties Ltd. (the ‘Company’) is a British Virgin Islands limited company that was formed in 2005. The Company began its operations on January 1, 2007. The Company’s principal business is to acquire, develop and invest in real estate. The Company’s acquisition and development strategy has focused, and will to focus, primarily in the Sochi, Russia real estate market, and secondarily on Moscow and St. Petersburg, in Russia, and then on other major cities in the Russian Federation, or the RF.

Through its operating subsidiaries, the Company is in the process of developing two real properties, neither of which has been completed to date.

The first project is known as Kurortny, in the City of Sochi, Russia. This project is planned as a mixed use, business-class residential project that will include 117 apartments, including 13 penthouses. It is expected that ninety percent of all apartments will have a sea view. The total size of the project is planned to be 15,791 sq. meters and also is planned to include: a medical center, underground parking for 90 cars, a fitness center with an indoor pool, a restaurant, a beauty spa and a mini-market.

The total cost of the project is estimated to be US$30 million, of which US$15,308 million has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2011, at which time we expect the project to be sold. In addition, the Company plans to operate the medical center for 10 years after the completion of construction.

The other project is known as Orbita, in the City of Gagarin, Russia. This project is planned as a mixed use, business-class residential project what will include seven floors. The total size of the project is planned to be 13,775 sq. meters.

The total cost of the project is estimated to be US$16 million, of which US$196 thousand has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2012.

The Company’s real estate development activities seek to maximize returns for investors by developing residential, business and commercial properties. By completing the value-added activities of development permitting and construction of the improvements on a property, rather than acquiring properties that already have development permits or completed improvements, the Company creates and retains that value for its investors, which contributes to the overall return to be realized upon their investment.

The Company’s development cycle is segmented into three stages. The first stage is a period of approximately nine months, during which time the Company acquires a property, obtains construction permits, fulfills technical building conditions and secures licenses and permits required to develop the real estate. During the second stage, which can span a year or more, the Company completes commence and completes construction of the improvements on the property and acquires operational permits. During the third stage, which commences upon substantial completion of construction, the Company registers its rights with respect to the property and commences leasing or sales activities. In some cases, a property may be sold prior to the completion of construction.

Currently, the Company has permits to develop two properties: Kurortny and Orbita. These two properties total approximately 25,800 square meters.

Notes to the financial statements

2.         Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1         Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have been prepared under the historical cost convention, except that tenant rights were revalued at fair value (Note 2.7).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Board of Directors to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

(a)	Standards and Interpretations effective in the current period

In 2008, the Company adopted all applicable International Financial Reporting Standards (IFRS) and amendments and interpretations, which became effective as of 1 January 2008.

Interpretations effective in 2008

• IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the group’s financial statements.

• IFRIC 11, ‘IFRS 2 – Group and treasury share transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the group’s financial statements.

• IFRIC 16, ‘Hedges of a net investment in a foreign operation’ (effective from 1 October 2008). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, ‘The effects of changes in foreign exchange rates’, do apply to the hedged item. The group will apply IFRIC 16 from 1 January 2009. It is not expected to have a material impact on the group’s financial statements.

Notes to the financial statements (continued)

Standards and amendments early adopted by the group

• IFRS 8, ‘Operating segments’, was early adopted in 2008. IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

• The Company has adopted IAS 1 Presentation of Financial Statements (revised in September 2007; valid regarding one-year periods beginning from January 1, 2009 or later). The main amendment to IAS 1 includes replacing the income statement with the comprehensive income statement where one records all changes in capital the source of which is not an owner. In the alternative, an entity may present two statements: an income statement and a comprehensive income statement. Revised IAS 1 establishes a requirement to present a statement of financial position (balance sheet) at the beginning of the earliest comparative period in all cases when an entity recalculates comparative data due to reclassification introduces amendments in the accounting policy or eliminates errors. The Group presented the income statement and the comprehensive income statement in the present consolidated statements. The present consolidated statements are prepared taking this revised standard’s requirements into consideration.

• IAS 23 (Amendment), ‘Borrowing costs’ (effective from 1 January 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The group applies IAS 23 (Amendment) prospectively from 1 January 2008.

Interpretations effective in 2008 but not relevant

The following interpretation to published standards is mandatory for accounting periods beginning on or after 1 January 2008 but is not relevant to the group’s operations:

• IFRIC 12, ‘Service concession arrangements’; and
• IFRIC 13, ‘Customer loyalty programmers’.

  Notes to the financial statements (continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after 1 January 2009 or later periods, but the group has not early adopted them:

• IFRS 2 (Amendment), ‘Share-based payment’ (effective from 1 January 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date.
All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The group will apply IFRS 2 (Amendment) from 1 January 2009. It is not expected to have a material impact on the group’s financial statements.

• IAS 32 (Amendment), ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements’ – ‘Puttable financial instruments and obligations arising on liquidation’ (effective from 1 January 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The group will apply the IAS 32 and IAS 1(Amendment) from 1 January 2009. It is not expected to have any impact on the group’s financial statements.

• IFRS 1 (Amendment) ‘First time adoption of IFRS’, and IAS 27 ‘Consolidated and separate financial statements’ (effective from 1 January 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The group will apply IFRS 1 (Amendment) from 1 January 2009 for all new subsidiaries of the group. The amendment will not have any impact on the group’s financial statements.

• IAS 27 (Revised), ‘Consolidated and separate financial statements’, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The group will apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from 1 January 2010.

Notes to the financial statements (continued)

• IFRS 3 (Revised), ‘Business combinations’ (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (Revised) prospectively to all business combinations from 1 January 2010.

• IFRS 5 (Amendment), ‘Non-current assets held-for-sale and discontinued operations’ (and consequential amendment to IFRS 1, ‘First-time adoption’) (effective from 1 July 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. The group will apply the IFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from 1 January 2010.

• IAS 28 (Amendment), ‘Investments in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Presentation’, and IFRS 7, ‘Financial instruments: Disclosures’) (effective from 1 January 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. An investment in associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The group will apply the IAS 28 (Amendment) to impairment tests related to investments in subsidiaries and any related impairment losses from 1 January 2009.

• IFRIC 15, ‘Agreements for construction of real estates’ (effective from 1 January 2009). The interpretation clarifies whether IAS 18, ‘Revenue’, or IAS 11, ‘Construction contracts’, should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. The group will apply IFRIC 15 prospectively to all agreements for construction of real estates from 1 January 2009.

Interpretations and amendments to existing standards those are not yet effective and not relevant for the group’s operations

The following interpretations and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after 1 January 2009 or later periods but are not relevant for the group’s operations:

• IFRIC 13, ‘Customer loyalty programmes’ (effective from1 July 2008). IFRIC 13 clarifies that  where goods or  services  are  sold  together  with a customer  loyalty  incentive (for

Notes to the financial statements (continued)

example, loyalty points or free products), the arrangement is a multiple element arrangement, and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the group’s operations because none of the group’s companies operate any loyalty programmes.

Various Improvements to IFRSs have been dealt with on a standard-by-standard basis. All amendments, which result in accounting changes for presentation, recognition or measurement purpose, will come into effect not earlier than 1 January 2009. The Group has not yet analyzed the likely impact of the improvements on its financial position or performance.

2.2         Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(b)	Transactions and minority interests

The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group and are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Notes to the financial statements (continued)

(c)	Associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The group’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group. Dilution gains and losses arising in investments in associates are recognized in the income statement.

2.3         Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4         Foreign currency translation

(a)	Functional and presentation currency

The Company’s investors are mainly from outside the USA. Share capital is denominated in USD. The primary activity of the Company is to invest in real estate projects to offer the Company’s investors a high return compared to other products denominated in USD. The performance of the Company is measured and reported to the investors in USD. The Board of Directors considers the USD as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions. The financial statements are presented in USD, which is the Company’s functional and presentation currency.

Notes to the financial statements (continued)

(b)	Foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at end of period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Results and financial indices of foreign business are translated into presentation currency to include them in the Company’s financial statements in accordance with consolidation principles such as elimination of the balances on calculations within the group and intercompany transactions of a subsidiary. The intercompany cash asset (or liability), both short-term one and long-term one, cannot be eliminated against the respective intercompany liability (or asset) without recording foreign exchange fluctuation results in the financial statements. It is caused by the fact that this cash item is committed to translate one currency into another one and due to the foreign exchange fluctuations the Company gains profit or bears losses. Thus, the Company's statements recognize this exchange difference as profit or losses, or, if it occurs from the cash item being a share of the Company's net investment into foreign business, it is classified as capital before disposal of foreign business.

The goodwill gained when acquiring foreign business, and any adjustments of fair value of assets and liabilities appeared when acquiring this foreign business are recorded as its assets and liabilities that are expressed in functional currency of this foreign currency and translated at a closing rate.

2.5         Property, plant and equipment

(a)	Owned assets

Property, plant and equipment are stated at actual or probable cost of purchase or non-contracted construction, less accumulated depreciation and impairment losses. Cost of property, plant and equipment constructed on a non-contractual basis includes direct material and labor costs and related overheads. If property, plant and equipment item consists of several components having different useful lives, such components are carried as separate property, plant and equipment items.

(b)	Depreciation

Depreciation is calculated for the probable useful life of certain items of property, plant and equipment based on a straight-line method and is allocated to the financial result. Leased property, plant and equipment are amortized during the shorter of useful life or leasing period.

Depreciation begins when the asset becomes available for use, i.e. when location and condition of the asset provide for use as planned by the management, and as to the assets constructed on a non-contractual basis – from the date of completion of construction and preparation to further use. Depreciation is ceased at de-recognition of the asset. No depreciation of land is provided for.

Notes to the financial statements (continued)

Useful lives of different assets are shown below:

▪ Buildings and facilities 20 - 100 years
▪ Plant and equipment 5 -   20 years
▪ Other 2 - 5 years

2.6         Operating lease

In case of operating leases, lease payments are recorded as expenses allocated equally in the course of the entire lease period, except for cases when another systematic basis shows the time schedule to gain benefits more distinctly.

2.7         Intangible assets

Intangible assets are presented in the fair value accounting. Intangible assets mainly include tenant rights on building, land, construction permits and technical approvals of regulatory authorities. The given intangible assets are not depreciated, as they are intangible assets with an indefinite useful life. The duration of lease rights owned by the Company is unlimited as there is no foreseeable limit to exercise these rights.

In accordance with the construction practice of the Russian Federation, these rights to construction (combining lease rights, construction technical documentation, approvals and allowances from regulating entities, etc.) are of strong demand on the market and assessed at the market value. These rights can be transferred, sold to the party concerned without any restrictions.

They are often sold with a subsidiary to which these rights are acquired. After the construction is completed, rights to land lease are re-executed in favor of an ultimate consumers of the real estate.

The fair value of lease rights is determined by an independent professional appraiser with the appropriate qualification and long-term experience in appraising similar facilities; a comparative method is applied for valuation. This method envisages comparisons of the nature and differences of every similar facility from the facility to appraise, comparison of prices of every similar facility, calculation of the market value of a facility applying justified aggregation of prices of similar facilities. Elements for comparison include factors of the value of a facility to appraise which change influences the market value of a facility to appraise.

2.8         Goodwill

Goodwill means the excess of purchase cost over the fair value of the portion of net assets, liabilities and contingent liabilities of an acquired subsidiary as at the date of acquisition. Goodwill is measured for possible impairment at least on an annual basis, and also if any signs of impairment are in place. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash generating units.

Notes to the financial statements (continued)

If the buyer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities is in excess of business combination costs it is recognized as income generated from a subsidiary acquisition in the income statement.

2.9         Trading Property

Construction of real estate projects for the purpose of the onward sale is presented in the accounting as trading property and is estimated at actual incurred expenditure costs.

2.10         Trade and other receivables

Trade and other receivables are stated at historical cost net of losses on impairment. Based on annual stock count results, the Group makes provision for past due doubtful trade and other receivables based on historical experience.

2.11         Cash and cash equivalents

Cash and cash equivalents include cash in hand, demand deposits, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Restricted cash balances comprise balances of cash and cash equivalents which are restricted as to withdrawal under the terms of certain borrowings or under banking regulations.

2.12         Repurchase of treasury shares

If shares accounted for as share capital are repurchased, the paid–out amount, including transaction direct expenses, is accounted for as changes in equity.

2.13         Loans and Borrowings

Loans and borrowings are initially carried at par value. Long-term credits and loans are recorded at the depreciated value applying the effective interest rate method. Respective income and losses are recognized in the profit and loss statement.

2.14         Expenses on loans

Expenses on loans directly connected with acquisition, construction or production of an asset that demands a long period to be prepared for operation in accordance with the Company’s intentions or for sale are capitalized as a part of the initial value of this asset. All other expenditures on loans are recorded as expense in the reporting period when expenses are borne. Expenditures on loans include payment of interest and other expenses borne by the Company with respect to borrowed assets.

2.15         Trade and other payables

In initial recognition, trade and other payables are reported at fair value and subsequently accounted for at amortized cost based on the effective interest rate method.

Notes to the financial statements (continued)

2.16         Provisions

Provision is recorded in the Balance Sheet if the Group’s liability appears, de jure or de facto, as a result of a certain event, and there is a probability that some cash outflow may be required to settle the liability. If the influence of discounting is material, the amounts of provisions will be measured by discounting anticipated future cash flows at before tax discount rates, which reflects the present market value of the temporary cost of cash and risks, as appropriate, related to this liability.

2.17         Income tax

The Company is domiciled in British Virgin Islands. Under the current laws of BVI, there is no income, estate, corporation, capital gains or other taxes payable by the Company.

Some subsidiaries of the Company are registered in the territory of Russian Federation and are taxable in accordance with the Russian Law requirements, effective as of the reporting date.

The Company currently incurs withholding taxes imposed by certain countries on investment income and capital gains. Such income or gain is recorded gross of withholding taxes in the income statement.

2.18         Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deferred tax asset will be realized or if it can be offset against existing deferred tax liabilities. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on all temporary differences arising on investments in subsidiaries, associated undertakings and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

If a subsidiary’s taxable profit and tax losses (and the tax base of its non-monetary assets and liabilities) are determined in another currency, foreign exchange fluctuations cause temporary differences that are responsible for recognition of a deferred tax liability or asset. This deferred tax is debited or credited to profit or loss accounts.

Notes to the financial statements (continued)

2.19         Financial income and expenses

Finance revenue and finance costs include interest expenses on loans and borrowings, accumulated interest on provisions, interest-bearing gains on financial investments, dividends received, positive and negative foreign exchange differences, income and losses from revaluation and disposal of investments available for resale.

Borrowing costs are capitalized if they relate to acquisition, construction, or production of a qualified asset; provided that there is a strong probability of future economic benefits and the costs can be measured reliably.

If the borrowings were specifically obtained by the Group for acquisition, construction, or production of a certain qualified asset, the amount of costs to be capitalized is determined as actual expenses incurred when obtaining a loan in the reporting period, less any revenues from short-term investment of those borrowed funds prior to investing them to the qualified asset.

2.20         Impairment of assets

The Company assesses at each reporting date whether events or changes in circumstances indicate that an asset may be impaired. An impairment loss is recognized if an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the income-generating unit of that asset. Impairment losses are carried to the statement of income.

2.21         Revenues

Revenues from the sale of residential apartments are recognized when the principal risks and rewards relating to the ownership have been transferred to the buyer. Revenues are not recognized if there are significant uncertainties regarding the collection of the consideration and the related costs or if there is continuing managerial involvement of the Company with respect to the real estate sold.

Service and management charges are recognized in the accounting period in which the services are rendered. When the Group is acting as an agent, the commission rather than gross income is recorded as revenue.

2.22         Employee benefits

In the normal course of business the Group contributes to the Russian Federation State pension plan on behalf of its employees. Mandatory contributions to the State pension plan, which is a defined contribution plan, are expensed when incurred and are included within staff costs in

Notes to the financial statements (continued)

operating expenses.  The cost of providing other discretionary post-retirement obligations (including constructive obligations) is charged to the consolidated statement of income so as to spread the regular cost over the service lives of employees.

2.23         Dividends

Dividends and dividend taxes are stated as liability in the period when they are declared by the General meeting of shareholders and are payable in accordance with legal and regulatory requirements. The amount of retained earnings, which may be distributed among shareholders in accordance with applicable laws and regulations, is determined on basis of financial statements of separate companies of the Group. These amounts may differ significantly from the amounts calculated on basis of IFRS.

2.24         Fair value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2008 and 2007. The respective carrying value of certain on-balance-sheet financial instruments, approximate their fair values. These financial instruments include cash, account receivable, short term loans, accounts payable, and short term borrowings. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

The carrying value of the Company’s long-term debt approximated its fair value on the current market conditions for similar debt instruments.

2.25         Earnings per Share

(a)         Basic

Basic earnings per share is calculated by dividing the profit, attributable to equity shareholders of Company by the weighted average number of shares outstanding during the period, excluding the weighted average number of ordinary shares purchased by the Group and held as treasury shares.

(b)         Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company may have two categories of dilutive potential ordinary shares: convertible debt and share options. If convertible debt is present, it is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. If the share options are present, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The Company does not have diluted earnings per share as of December 31, 2008 or 2007.  The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

  Notes to the financial statements (continued)

3.        Financial risk management

3.1         Strategy in investment

The Company’s activities expose it to a variety of financial risks: market risk, including currency risk and price risk. The Company’s objective is to achieve capital growth through investing in real estate projects.

3.2         Market price risk

The Company invests in real estate projects in Russia, buying the titles in real estate under construction and reselling them afterwards.

Price fluctuations in the real estate market may provoke a decrease in the future Company profitability. Strategic diversification of the project portfolio is made by sectors, real estate types and classes, geographical regions, phases of a construction and investing cycles as well as sources of income. The subsequent flexibility of investment policy, within deposit diversification and their all-risk insurance, give an opportunity to create an additional reliability factor to receive high-yield investment income. Company project control is based on a compulsory integrated review that includes legal, marketing, estimate and economic, architectural and engineering developer’s examination. Project financing starts after getting results from all the examinations and receiving the approval of the Board Directors of the Company.

3.3         Interest rate risk

The majority of the Company’s financial assets and liabilities are non-interest bearing (see note 18). As a result, the Company is not subject to significant amounts of risk due to fluctuations in the prevailing levels of market interest rates.

In accordance with the Company’s policy, the Board of Directors reviews overall interest sensitivity on a quarterly basis.

3.4         Credit risk

The Company takes no exposure to credit risk. The amount of actives of the Company subject to credit risk is insignificant.

In accordance with the Company’s policy, the Board of Directors reviews credit position on a quarterly basis.

3.5         Liquidity risk

The Company takes no material exposure to liquidity risk.

  Notes to the financial statements (continued)

The Company invests in intangible assets such as tenant rights and construction license, which are not traded in an organized market and may be illiquid. As a result, the Company may not be able to quickly liquidate its investments in these assets at an amount close to their fair value.

The Company has the ability to borrow in the short-term to ensure settlement. No such borrowings have arisen during the period.

In accordance with the Company’s policy, the Board of Directors reviews liquidity position on a quarterly basis.

3.6         Currency risk

The Company holds assets denominated in currencies other than the USD, the functional currency. It is therefore exposed to currency risk, as the value of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. The Company’s policy is not to enter into any currency hedging transactions.

The table below summarizes the Company’s exposure to currency risks.

	As of 31 December 2008	As of 31 December 2007
	‘000 USD	‘000 USD
ASSETS
Intangible assets	$13 851	$9 390
Plants, property and equipment	65	49
Trading property	15 504	8 880
Cash and cash equivalents	33	47
Total Assets	$29 453	$18 366

In accordance with the Company’s policy, the Investment Manager monitors the Company’s currency position on a daily basis, and the Board of Directors reviews it on a quarterly basis.

3.7         Potential penalties, guarantees, building permits

The Company exposes to risks specific to real estate: potential penalties to buyers, cancelling of building permits, repayment of guaranties etc.

4.         Critical accounting estimates and judgments

4.1         Critical accounting estimates and assumptions

Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

Notes to the financial statements (continued)

Fair value of intangible assets

The Company possesses intangible assets that are recognized at fair value. Such assets include tenant rights, construction licenses and technical permissions of regulatory authorities. Fair values of such assets are determined at regular intervals by independent appraisers.

4.2         Critical judgments

Functional currency

The functional currency for the Company is the USD. In the case of subsidiaries located in the Russian Federation, where the functional currency is not the USD, the financial statements have been measured in local currency, Russian Rubles (“RUR”), and translated into presentation currency at the applicable exchange rates as required by IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”) for inclusion in these consolidated financial statements.

Revenue recognition from sale of trading property

The Company's management has reviewed the detailed recognition criteria of revenue under the construction agreements and the revenue recognition on services rendered on construction organization, described in IAS 11 "Construction Contracts", IAS 18 "Revenue" and, specifically, if the Company has acquired significant risks and benefits. Having analyzed in detail its construction contracts, management is convinced, that the revenue recognition by the Company is in proportion to the amount of expenses incurred, correct and correlates with the recognition of the relevant construction costs.

5.         Segment information

The only operating segment of the Company is implementation of medium-term investment projects.

6.         Subsidiaries

The list of subsidiaries with indication of ownership interest of the Company in share capital as of 31 December 2007 and 31 December 2008, countries of incorporation and type of subsidiary’s activity.

	Activity	Country of incorporation	As of 31 December 2007 Ownership or participation interest	As of 31 December 2008 Ownership or participation interest
KREP Corp.	Administrator	Nevis	-	-
Jirmalia Holdings	Investment activity	Cyprus	99%	99%
«Riocom» LLC	Operations with trading property	Russia	100%	100%
«Icecom» LLC	Operations with trading property	Russia	100%	100%
«Somo» LLC	Operations with trading property	Russia	-	100%

Notes to the financial statements (continued)

Acquisition of “Somo” LLC

In the fourth quarter of 2008 the Company acquired 1/3 of “Somo” LLC. Despite the fact that 2/3 of the company belonged to Roman Plavnik the Company did not control the «Somo» LLC. On acquisition of the remaining share the Company acquired the control over the «Somo» LLC.

The total acquisition amount is equal to $1,200,000 in cash of which $460,000 was paid in 2008. The remaining balance is due on or before March 1, 2011.

In accordance with constituent documents and Russian law, “Somo” LLC is not public. The authorized capital of “Somo” LLC is not a shareholders' equity, it consists of the face value of the ownership ratio of participants. The amount of the authorized capital is equal to 12 000 roubles where 4 000 roubles were contributed by a third-party individual (or one third of the authorized capital), and 8 000 roubles were contributed by Roman Plavnik (or two third of the authorized capital). The ownership interest in total equity of each participant is determined in proportion to the nominal value of the ownership ratio in the authorized capital. As there are no shares for the Somo LLC acquisition transaction, calculation of the indices regarding share quantity are as follows:

October 8, 2008	‘000 USD
Investment for purchasing of the ratio of a third-party owner (or one third of the Authorized Capital)	$1 200
Loan to "Somo" LLC forgiven at closing	201
Liabilities of "Somo" LLC assumed at closing	244
Total purchase cost to be allocated	$1 645

Allocation of purchase cost:
Fair value of "Somo" LLC assets at closing	$433
Purchase cost in excess of fair value of assets acquired	1 212
Total purchase cost	$1 645

The purchase cost in excess of the fair value of net assets acquired was recorded as goodwill.

Had the acquisition of "Somo" LLC taken place at January 1, 2008 and 2007 the unaudited results of operations would have been as follows:

	2008	2007
	‘000 USD	‘000 USD
Revenue	$-	$-
Net profit/(loss)	$-	$-

Since October 8, 2008 “Somo” LLC has been included in the consolidation. “Somo” LLC is working on a construction project in Sochi.

Notes to the financial statements (continued)

7.         Operating expenses

	For the year ended 31 December 2008	For the year ended 31 December 2007
	‘000 USD	‘000 USD
Operating expenses
Wages, salaries	$283	$82
Social insurance	58	20
Transportation	1	-
Telephone	9	3
Post and stationery	-	4
Advertising & Marketing	-	4
Travel expenses	92	75
Representation & Entertainment expenses	-	17
Repairs and renewals	15	39
Cleaning	33	-
Accountancy & Audit	110	-
Legal & notary fees	-	23
Consulting	8	15
Rent	158	61
Bank charges	16	12
Depreciation	18	-
Directors' Remuneration	43	-
Materials (include fuel)	4	8
Taxes	6	-
Commissions	98	11
Management expenses	335	5
Information service and IT service	4	8
Miscellaneous	35	27
Total operating expenses	$1326	$414

Notes to the financial statements (continued)

8.         Financial income and expenses

	For the year ended 31 December 2008	For the year ended 31 December 2007
	‘000 USD	‘000 USD
Finance income
Interest- income - third parties	$-	$17
Total finance income	$-	$17

	For the year ended 31 December 2008	For the year ended 31 December 2007
	‘000 USD	‘000 USD
Finance expenses
Interest expenses – third parties	$5	$2
Total finance expenses	$5	$2

9.         Property, plant and equipment

	Office equipment, furniture, fittings	Total fixed asset
	‘000 USD	‘000 USD
Cost at 1 January 2007	$-	$-
Acquisition	49	49
Cost at 31 December 2007	49	49

Depreciation at 1 January 2007	-	-
Depreciation	-	-
Depreciation at 31 December 2007	-	-

Net cost at 1 January 2007	-	-
Net cost at 31 December 2007	$49	$49

	Office equipment, furniture, fittings	Total fixed asset
	‘000 USD	‘000 USD
Cost at 1 January 2008	$49	$49
Acquisition	34	34
Cost at 31 December 2008	83	83

Depreciation at 1 January 2008	-	-
Depreciation	18	18
Depreciation at 31 December 2008	18	18

Net cost at 1 January 2008	49	49
Net cost at 31 December 2008	$65	$65

Notes to the financial statements (continued)

10.       Intangible assets

	Tenant right	Goodwill	Software	Total
	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Cost at 1 January 2007	$-	$-	$-	$-
Acquisition	-	-	4	4
Revaluation	9 386	-	-	9 386
Cost at 31 December 2007	9 386	-	4	9 390

Amortization at 1 January 2007	-	-	-	-
Amortization at 31 December 2007	-	-	-	-

Net cost at 1 January 2007	-	-	-	-
Net cost at 31 December 2007	$9386	$-	$4	$9390

	Tenant right	Goodwill	Software	Total
	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Cost at 1 January 2008	$9 386	$-	$4	$9390
Acquisition		1 212	-	1 212
Revaluation	4 427			4 427
Foreign exchange difference	(1 174)			(1 174)
Cost at 31 December 2008	12 639	1 212	4	13 855

Amortization at 1 January 2008	-	-	-	-
Amortization	-	-	4	4
Amortization at 31 December 2008	-	-	4	4

Net cost at 1 January 2008	9 386	-	4	9 390
Net cost at 31 December 2008	$12639	$1212	$-	$13851

11.       Trading Property

Expenses on the construction of properties are represented as part of long-term trading property. As at the balance sheet dates the Company's portfolio includes the following projects:

	As of 31 December 2008	As of 31 December 2007
	‘000 USD	‘000 USD
Trading Property
Sochi “Kurortny”	$15 308	$8 844
Gagarin “Orbita”	$196	$36
Total	$15 504	$8 880

Notes to the financial statements (continued)

• multifunctional housing estate of business class named “Kurortny”. Construction is held in Sochi. Floor area of the housing estate is 15 791 sq.m., flat square is 9 967.7 sq.m. The expected completion date of the project is the fourth quarter of 2011.

The project will be constructed in one of the most picturesque places in Sochi near the sanatorium “Iskra” and at 400 meters from “Redison-SAS-Lazurnaya” Hotel. The residential estate consists of 117 flats of modern planning, 13 of which are two-level penthouses, and underground parking with 90 parking stalls. Besides, the house’s infrastructure includes minimarket, 60-seat café, beauty salon and fitness-club with a covered swimming pool. 80% of flats are with a view of the Black Sea.

• multifunctional housing estate named “Orbita”. Construction will take place in Gagarin town of Smolensky region. Estimated floor area of the housing estate is 10 000 sq.m.

The town of Gagarin in Smolensk region is situated on the bank of the River Gzhat at 170 km. from Moscow and at 240 km. from Smolensk. Its population is near 40 thousand people. Throughout the territory of Gagarin district there is Moscow – Smolensk – Brest trunk and Moscow-Minsk highway.

12.       Loans

Short-term loans given to related parties as of 31 December 2007 are represented in the table below:

Credit balance
	as of 31 December 2007	Interest rate	Issue date	Due date
	‘000 USD	%
Short-term loans – related parties

Nazar Lappa	$3 770	0%	05.12.2007	05.01.2008
Total:	$3 770

The Company issued a short term interest-free note to its founder and director, Nazar Lappa dated December 5, 2007 and due January 20, 2008, for $3,770,000. The note was repaid on maturity. On September 9, 2008, the Company issued a short term interest-free note to Nazar Lappa in the amount of $3,120,000, due on October 15, 2008 and this note was repaid on maturity.

13.       Other receivables

	as of 31 December 2008	as of 31 December 2007
	‘000 USD	‘000 USD
Other receivables
Other receivables – third parties	$341	$43
Total:	$341	$43

Notes to the financial statements (continued)

14.       Other assets

	as of December 31, 2008	as of December 31, 2007
	‘000 USD	‘000 USD
Other non-current assets
Long-term prepayments - third parties	$-	$343
Other current assets
VAT recoverable	2	31
Total other assets	$2	$374

As of December 31, 2007 the main part of long-term accounts receivable is an advance, given to ChOP TT LLC under the contract for purchase and sale of November 29, 2007, amounting to $343,000 for acquiring premises.

15.       Cash and cash equivalents

	as of December 31, 2008	as of December 31, 2007
	‘000 USD	‘000 USD
Bank accounts in:
RUR	$-	$4
USD	16	32
Cash:
USD	17	11
Total cash and cash equivalents	$33	$47

16.       Income taxes

	as of December 31, 2008	as of December 31, 2007
	‘000 USD	‘000 USD
Income tax expense - current	$(6)	$(3)
Income tax expense - deferred	195	47
Total income tax charge	189	44

Income (loss) before income tax	(976)	516
Theoretical tax charge at the statutory tax rate of 24%	234	(124)
Change in tax rate	(42)	-
Tax effect of operating income and expenses which are not assessable for taxation purposes	(3)	168
Total income tax charge	$189	$44

In November 2008 the Federal Law on amendments to the Russian Tax Code enacted the decrease in corporate profit tax rate from 24% to 20%, effective from January 1, 2009. This tax rate was applied to determine the deferred tax liabilities as of December 31, 2008.

Notes to the financial statements (continued)

17.       Deferred taxes

	As of 31 December	Foreign exchange	Effect from tax rate change		Differences recognition and reversals at 24% rate		Acquisitions of	As of 31 December
	2008	differences	P&L	Equity	P&L	Equity	subsidiaries	2007
	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD	‘000 USD
Tax effects of taxable temporary differences:
Intangible assets	$(2 528)	$371	$-	$506	$-	$(1 152)	$-	$(2253)
Long-term borrowings	(2)	1	-	-	1	-	-	(4)
	(2 530)	372	-	506	1	(1 152)	-	(2 257)
Tax effects of deductible temporary differences:					1
Trading Property	133	(25)	(31)	-	132	-	4	53
Retained earnings	79	(14)	(18)	-	111	-	-	-
	212	(39)	(49)	-	243	-	4	53

Total net deferred tax liabilities	$(2 318)	$332	$(49)	$506	$244	$(1 152)	$4	$(2204)

Notes to the financial statements (continued)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The group recognized deferred income tax assets of USD 79 thousand (2007: nil) in respect of losses amounting to USD 395 thousand (2007: nil) that can be carried forward against future taxable income. Losses amounting to USD 395 thousand (2007: nil) expire in 2011.

18.       Other payables

	as of December 31, 2008	as of December 31, 2007
	‘000 USD	‘000 USD
Other payables
Trade payables – third parties	$-	$1
Other current payables – third parties	597	18
Accrued salaries and wages	-	7
Income tax payable	-	1
Social tax payable	-	3
Payroll tax payable	-	2
Total other payables	$597	$32

19.       Borrowings

19.1.(a).	Long-term borrowings payable at 31 December 2007

As of 31.12.2007 the Group obtained long-term borrowings from the following companies and banks:

	Credit balance as of December 31, 2007	Interest rate	Issue date	Due date
	‘000 USD	%
Long-term borrowings
Loans and borrowings – third parties
"LaVieDerm-Paris" SRL	$64	3%	28.12.2007	27.12.2010
Total:	$64

As of December 31, 2007, on loan received from "LaVieDerm-Paris" SRL, the loan nominal value is equal to $101,000 granted with a rate of 3% per annum. The loan current value is equal to $64,000 with 9.3% effective market rate.

Notes to the financial statements (continued)

19.1.(b).  Long-term borrowings payable at 31 December 2008

As of 31.12.2008 the Group obtained long-term borrowings from the following companies and banks:

	Credit balance as of December 31, 2008	Interest rate	Issue date	Due date
	‘000 USD	%
Long-term and borrowings
Loans and borrowings – third parties
"LaVieDerm-Paris" SRL	$75	3%	28.12.2007	27.12.2010
Total:	$75

As of December 31, 2008, on a loan received from "LaVieDerm-Paris" SRL, the loan nominal value is equal to 84 thousand Dollars granted with rate of 3% per annum. The loan current value is equal to 75 thousand Dollars with 9.3% effective market rate.

19.2.(a).Short-term borrowings at 31 December 2007

As of 31.12.2007 the Group has acquired borrowings from the following banks and related parties:

	Credit balance
	as of December 31, 2007	Interest rate	Issue date	Due date
	‘000 USD	%
Short-term loans and borrowings – related parties

Plavnik R.G.	$6	0%	12.09.2006	on demand
Total:	$6

Notes to the financial statements (continued)

19.2.(b). Short-term borrowings at 31 December 2008

As of 31.12.2008 the Group has acquired short-term borrowings from the following banks and related parties:

	Credit balance as of December 31, 2008	Interest rate	Issue date	Due date
	‘000 USD	%
Short-term loans and borrowings – related parties

Plavnik R.G.	$68	0%	12.09.2006	on demand
Total:	$68

20.       Share capital

	Ordinary shares for the year ended 31 December 2008	Ordinary shares for the year ended 31 December 2007

Number of shares at the beginning of the year	6 554 770	-
Issued shares	2 913 198	6 554 770
Number of shares at the end of the year	9 467 968	6 554 770

Weighted average number of shares during the year	8 011 369	5 244 066

Par value of 1 share (in USD)	$3	$3
Total share capital at the end of the year (in USD)	$28 403 904	$19 664 310

Prior to December 2008 the Company was an investment fund. At the meeting of the Board of Directors, a decision to change the company’s ownership pattern into the limited liability company was made.

Since December, 2008 accordingly, the sole director of the Company, adopted the following written resolutions:
• the Company's name was changed to Konsta Real Estate Properties Ltd;
• the issue of such number of ordinary shares as would set the share price at US$3 per share in the Company to Konsta Real Estate Properties Offshore Fund, Ltd as part of the re-organization in consideration of it agreeing to exchange its existing shareholding in the Company was approved confirmed and ratified and that in accordance with section 48 of the Act, in the opinion of the directors, this present cash value of the non-money consideration for the issue was not less than the amount to be credited for the issue of such shares.

According to SAB Topic 4C, in case of this reorganization such changes in the capital structure must be given retroactive effect in the consolidated balance sheet. These requirements are presented in the consolidated financial statements for years ended 31.12.2007 and 31.12.2008.

Notes to the financial statements (continued)

For the statement of Stockholders’ Equity:

	Number of common shares	Common Stock	Share Premium	Total Stockholder’s Equity
		‘000 USD	‘000 USD	‘000 USD
Balance at 01 January 2007	-	-		-
Shared issued shares for cash at $3 per share	6 554 770	$19 664	$(7 133)	$12 531
Balance at 31 December 2007	6 554 770	$19 664	$(7 133)	$12 531

Balance at 01 January 2008	6 554 770	$19 664	$(7 133)	$12 531
Shared issued shares for cash at $3 per share	2 913 198	8 740	(4 439)	4 301
Balance at 31 December 2008	9 467 968	$28 404	$(11 572)	$16 832

Transaction with Share Capital

During 2007, the Company sold 6,554,700 shares of its common stock for proceeds of $12,531,000. Total par value of shares realized amounts to $19 664 000. Share premium is equal to ($ 7 133 000).
During 2008, the Company sold 2,913,198 shares of its common stock for proceeds of $4,301,000. Total par value of shares realized amounts to $8 740 000. Share premium is equal to ($4 439 000).

Transaction with Revaluation Reserve

In the year 2007, the Company revaluated its tenant right. Revaluated amount of tenant right declared in Equity as at 31 December 2007 is equal to $7 133 000.

In the year 2008, the Company revaluated its tenant right. Revaluated amount of tenant right declared in Equity is equal to $2 978 000. The total revaluated amount is equal to $10 111 000 as at 31 December 2008

Transaction with Translational Reserve

Foreign currency translation reserve declared in Equity during and as at 31 December 2007 is equal to $23 thousand.

Foreign currency translation reserve declared in capital during 2008 is equal to ($1) thousand. Total reserve sum as at 31 December 2008 is $22 thousand.

Other transactions

There were no options or warrants available for grant, issued, vested, etc. in both reporting periods.

Notes to the financial statements (continued)

21.       Basic and diluted earnings per share

Earnings per share have been calculated by dividing the profit, attributable to equity shareholders of Company by the weighted average number of shares outstanding during the period, excluding the weighted average number of ordinary shares purchased by the Group and held as treasury shares. The weighted average shares outstanding for 2008 and 2007 are disclosed in Note 20.

There are no dilutive financial instruments outstanding, no options, no warrants.

22.       Related party transaction

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions.

(a)           Trasactions

As of December 31, 2007 the Company granted advance to KREP Management in the amount of 5 thousand Dollars.

Transactions with related entities on Short-term loans are presented in note 19.2.

As of December 31, 2008 the Company granted an advance to KREP Management in the amount of 335 thousand Dollars.

Transactions with related entities on Short-term loans are presented in note 19.2.

The Company issued a short term interest-free note to its founder and director, Nazar Lappa dated December 5, 2007 and due January 20, 2008, for $3,770,000. The note was repaid on maturity. On September 9, 2008, the Company issued a short term interest-free note to Nazar Lappa in the amount of $3,120,000, due on October 15, 2008 and this note was repaid on maturity.

Notes to the financial statements (continued)

23.       Operating leases

The following table shows contracts on operating lease as of December 31, 2007:

Counterparty	Lease	Lease term	Possibility of extension
Danom LLC	$52	31.12.2007	Yes
Federal Treasury Department for Smolensk Region	9	31.12.2007	Yes
Total:	$61

The following table shows contracts on operating lease as of December 31, 2008:

Counterparty	Lease	Lease term	Possibility of extension
Danom LLC	$156	31.12.2008	Yes
Other	2	31.12.2008	No
Total:	$158

According to the stated contracts the Company leases building land in Sochi and Gagarin, and rents an office in Moscow.

24.       Commitments, contingencies, liens

At the reporting dates the Company has no any capital or operating lease commitments under non-cancellable operating lease contracts. The Group leases various facilities under cancellable operating lease agreements disclosed in Note 23. Usually the Group is required to give a two-month notice for the termination of these agreements. The lease expenditure charged to the income statement during the year is disclosed in Note 7.

At the reporting dates the Group has no any contingent liabilities in respect of legal claims arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the other contingent liabilities, including liens.

25.       Events after the balance sheet date

In the first quarter of 2009 the Company set up a new fully-owned company - “Somex” LLC. In accordance with constituent documents and Russian law, “Somex” LLC is not public. The authorized capital of “Somo” LLC is not a shareholders' equity, it consists of the face value of the ownership ratio of participants. The amount of the authorized capital is equal to 10 000 roubles (about USD 3 thousand). This company will be involved in Group’ operations with trading property and construction.

The Company continued preparing construction of multifunctional housing estate named “Kurortny” in Sochi having received all required allowances for construction and project and design documents.

Shares sold

Since December 31, 2008 to March 30, 2010 the Company sold 1,326,843 shares of its common stock for proceeds of $7,238,529.  Total par value of shares sold amounted to $3,980,529.  Share premium was equal to $3,258,000.

Debt entered

On January 21, 2010, the Company received a short-term loan from «Promix Food» Ltd upon loan contract #Z-21/01-1 in the amount of 4,500,000 roubles (approximately US $150,000).  Interest on this loan is 12% per year.  Loan due date is January 21, 2011.

Other Events

On September 1, 2009, the Company signed new operating lease agreement #A08-09/1 with «Kasiss» JSC.  This agreement is valid through July 31, 2010.  Rental cost under this cancellable operating lease agreement is amounted to 200,000 RUB (approximately US $7,333) per month.

Notes to the financial statements (continued)

25.       Reconciling IFRS to US GAAP

The following table shows reconciling IFRS figures to US GAAP figures in the statements of comprehensive income:

	IFRS figures		US GAAP figures	IFRS figures		US GAAP figures
	for the year ended 31 December 2008	Adjustments	for the year ended 31 December 2008	for the year ended 31 December 2007	Adjustments	for the year ended 31 December 2007
	‘000 USD		‘000 USD	‘000 USD		‘000 USD
Income (Loss)	$(787)	$-	$(787)	$560	$-	$560
Other comprehensive income (loss)
Foreign exchange difference	(1 175)	1 174	(1)	23		23
Revaluation of tenant rights	4 427	(4 427)	-	9 386	(9 386)	-
Income tax relating to components of other comprehensive (loss)/income	(275)	275	-	(2 253)	2 253	-
Other comprehensive income (loss), net of tax	2 977	(2 978)	(1)	7 156	$(7 133)	23
Total comprehensive income (loss)	$2 190	(2 978)	$(788)	$7 716	$(7 133)	$583
Attributable to:
shareholders of Company	$2 190	$(2 978)	$(788)	$7 716	$(7 133)	$583
non-controlling interests	$-			$-

Notes to the financial statements (continued)

The following table shows reconciling IFRS figures to US GAAP figures in the statements of financial position:

	IFRS figures		US GAAP figures	IFRS figures		US GAAP figures
	as of 31 December 2008	Adjustments	as of 31 December 2008	as of 31 December 2007	Adjustments	as of 31 December 2007
	‘000 USD		‘000 USD	‘000 USD		‘000 USD
ASSETS
Current assets
Cash and cash equivalents	$33		$33	$47		$47
Short-term loans	-		-	3 770		3 770
Other receivables	341		341	43		43
Other current assets	2		2	31		31
Total current assets	376		376	3 891		3 891

Non-current assets
Trading property	15 504		15 504	8 880		8 880
Property, plant and equipment, net	65		65	49		49
Intangible assets	13 851	(12 639)	1 212	9 390	(9 386)	4
Deferred tax assets	212		212	53		53
Other non-current assets	-		-	343		343
Total non-current assets	29 632		16 993	18 715		9 329

TOTAL ASSETS	$30 008		$17 369	$22 606		$13 220

LIABILITIES
Current liabilities
Other payables	$597		$597	$32		$32
Short-term borrowings	68		68	6		6
Total current liabilities	665		665	38		38

Long-term liabilities
Long-term borrowings	75		75	64		64
Deferred tax liabilities	2 530	(2 528)	2	2 257	(2 253)	4
Total long-term liabilities	2 605		77	2 321		68

EQUITY
Share capital	28 404		28 404	19 664		19 664
Share premium	(11 572)		(11 572)	(7 133)		(7 133)
Revaluation reserve	10 111	(10 111)	-	7 133	(7 133)	-
Translational reserve	22		22	23		23
Retained earnings	(227)		(227)	560		560
Total equity	26 738		16 627	20 247		13 114

TOTAL LIABILITIES AND EQUITY	$30 008		$17 369	$22 606		$13 220