Form 20-F
period 2009-12-31
Konsta Real Estate Properties
filed 2010-08-31
CIK 1452795

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934. Date of event requiring this shell company report __________

Commission File Number: 000-53540

KONSTA REAL ESTATE PROPERTIES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of the Registrant’s Name into English)

BRITISH VIRGIN ISLANDS
(Jurisdiction of incorporation or organization)

c/o Riokom, LLC
117485, Russian Federation, Moscow,
96 Profsouznaya Street, entrance №4, suite №141.
Telephone and fax number:
+7-495-649-639-1
Email: info@krepltd.com
(Address of principal executive offices)

Copies to:
Richard Friedman, Esq.
Andrew Smith, Esq.
Jeff Cahlon, Esq.
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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2009: 10,794,811 Ordinary Shares, $3.00 par value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer,” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards	☐ Other
as issued by the International Accounting Standards Board

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court. N/A  ☐ Yes  ☐ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to “BVI” are references to the British Virgin Islands.  Unless otherwise noted all references to “ordinary shares” or “shares” are references to the ordinary shares of the Registrant.  All references to “we”, “us”, the “Company”, the “Registrant” of “KREP” are references to Konsta Real Estate Properties Ltd.  Per share numbers assume 10,794,811 ordinary shares issued and outstanding as of August 16, 2010, unless otherwise indicated.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements
Included in this Form 20-F are “forward-looking” statements, which are not current or historical information. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from anticipated results, performance or achievements expressed or implied by such forward-looking statements. When used in this report, statements that are not statements of current or historical fact are forward-looking statements. Without limiting the foregoing, the words "plan," "intend," "may," "will," "expect," "believe," "could," "anticipate," "estimate," or "continue" or similar expressions or other variations or comparable terminology are intended to identify forward-looking statements. Our future operating results are dependent upon many factors, including factors outside our control.  Forward-looking statements may not be realized due to a variety of factors, including, without limitation, (i) our ability to obtain sufficient capital for property acquisition or development, (ii) our ability to obtain tenants for rental properties, (iii) general industry-wide conditions, (iv) our ability to manage our business; (v) our ability to employ and retain the management and human resources and infrastructure necessary to support the growth of the business; (vi) competitive factors and developments beyond our control; (vii) our inability to obtain appropriate governmental approvals or limitations imposed by government regulation of our business; (viii) inaccuracy or our financial assumptions and estimates, and (ix) the other factors discussed in “Risk Factors” and elsewhere in this report.

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

  TABLE OF CONTENTS

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

Item 3.	KEY INFORMATION	6

Item 4.	INFORMATION ON THE REGISTRANT	20

Item 4A.	UNRESOLVED STAFF COMMENTS	29

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	40

Item 8.	FINANCIAL INFORMATION KONSTA REAL ESTATE PROPERTIES LTD. CONSOLIDATED FINANCIAL STATEMENTS for the years ended 31 December 2009 31 December 2008 and 31 December 2007	41

Item 9.	THE OFFER AND LISTING	42

Item 10.	ADDITIONAL INFORMATION	42

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	48

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	48

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	49

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	49

Item 15.	CONTROLS AND PROCEDURES	49

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	49

Item 16B.	CODE OF ETHICS	49

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	49

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	49

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	49

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Item 16G.	CORPORATE GOVERNANCE

PART III

Item 17.	FINANCIAL STATEMENTS	50

Item 18.	FINANCIAL STATEMENTS	50

Item 19.	EXHIBITS	50

PART I

Item 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

The following table lists the members of our board of directors, or the Board. The business address of all directors is: c/o Riokom, LLC., 117485, Russian Federation, Moscow, 96 Profsouznaya Street, entrance №4, suite №141.

Table No. 1
Directors

Name	Position
Dr. Roman Plavnik	Chairman of the Board of Directors
Nazar Lappa	Director
Svetlana Gromova	Director
Michael Lakshin	Director
Konstantin Plavnik	Director
Sergey Vokhontsev	Director

The following table lists the member of our senior management. The business address for all members of senior management is: c/o Riokom, LLC., 117485, Russian Federation, Moscow, 96 Profsouznaya Street, entrance №4, suite №141.

Table No. 2
Senior Management

Name	Position
Dr. Roman Plavnik	Chief Executive Officer and President
Nazar Lappa	Vice President of Investor Relations
Svetlana Gromova	Vice President of Legal Affairs and Secretary
Michael Lakshin	Vice President of Marketing / CEO, US Operations
Konstantin Plavnik	Vice President of Business Analytics
Sergey Vokhontsev	Chief Operations Officer
Oleg Sultanov	Chief Financial Officer
Dmitry Sednev	Vice President of Construction and Development

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

We were formed originally as the Konsta Real Estate Properties Master Fund, Ltd. in the British Virgin Islands , or BVI, on October 3, 2005 and have been domiciled in the Russian Federation since formation.  In order to reorganize into an operating company, we obtained board and shareholder approval to amend and restate our Memorandum and Articles of Association, or the Amendment, which Amendment was effectuated on December 10, 2008.  Pursuant to the Amendment, we removed the rights of members to receive redemption for any shares held by such members and changed our name to Konsta Real Estate Properties, Ltd. In furtherance of our reorganization, on January 9, 2009, the British Virgin Islands Financial Services Commission cancelled our certificate of recognition as a professional fund under the Mutual Funds Act, 1996.

The Company formed Russian subsidiaries to conduct its operations in Russia because, under Russian law, as a BVI corporation that conducts business operations in Russia, it must have an official representative office or a subsidiary in Russia. (The applicable laws are: (i) Article 4, Federal Law "On Foreign Investments in the Russian Federation" № 160-FZ of July 9, 1999; (ii) Resolution of the USSR Council of Ministers on November 30, 1989 № 1074 (edition of July 11, 1991) on approval of provisions on the establishment and operation of the USSR representative offices of foreign companies, banks and organizations; (iii) Articles 306-312, part 2 of Tax Code of Russian Federation from August 05, 2000, №117-FZ.)

The Company conducts no business operations in the British Virgin Islands. The Company is incorporated in BVI solely for tax reasons. In particular, by being incorporated in BVI, instead of Russia, and using Russian subsidiaries to conduct its operations in Russia, the Company does not pay Russian income tax at the parent company level, and does not pay any BVI income tax. The Company’s Russian subsidiaries pay Russian income and value added tax. Because the Company conducts no operations in BVI, the Company’s operations are not subject to BVI law.  Accordingly, apart from BVI corporate law under the BVI International Business Companies Act of 1984, the Company is not subject to BVI law.

The Company is not aware of any material effects of differences between BVI corporate laws applicable to the Company and Russian corporate laws that would be applicable to the Company if it were incorporated in Russia.

We had nominal operations until January 2007, at which time we began our operations.  We selected a December 31 fiscal year end.  We are filing this annual report with audited financial statements for the fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009.  Our financial statements have been audited by Intercom-Audit, an independent registered public accounting firm, in accordance with International Standards on Auditing and the standards for Public Company Accounting Oversight Board (United States).  The Financial Statements were prepared in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.  Exchange rate information for the Russian Ruble as compared to the US Dollar, for the relevant reporting periods, is included after the tables. The information in the financial statements should be read in conjunction with the notes thereto.  The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance.

The following tables of Selected Financial Data are derived from the consolidated balance sheet and consolidated income statement contained in our Financial Statements for the years ended December 31, 2009, 2008 and 2007.  The Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board. Amounts are in thousands of US dollars unless otherwise stated.

Consolidated balance sheets

	As of 31 December 2009	As of 31 December 2008	As of 31 December 2007

ASSETS
Current assets
Cash and cash equivalents	$13	$33	$47
Short-term loans	570	-	3 770
Other receivables	208	341	43
Other current assets	68	2	31
Total current assets	859	376	3 891

Non-current assets
Trading property	22 613	15 504	8 880
Property, plant and equipment, net	39	65	49
Intangible assets	12 901	13 851	9 390
Deferred tax assets	504	212	53
Other non-current assets	-	-	343
Total non-current assets	36 057	29 632	18 715

TOTAL ASSETS	$36 916	$30008	$22606

LIABILITIES
Current liabilities
Other payables	$1 290	$597	$32
Short-term borrowings	477	68	6
Total current liabilities	1 767	665	38

Long-term liabilities
Long-term borrowings	-	75	64
Deferred tax liabilities	2 539	2 530	2 257
Total long-term liabilities	2 539	2 605	2 321

EQUITY
Ordinary Shares, $3.00 par value, 55,000,000 shares authorized, 10,794,811 shares issued and outstanding at 31/12/2009 (9,467,968 - at 31/12/2008, 6,554,770 - at 31/12/2007)	32 384	28 404	19 664
Share premium	(8 314)	(11 572)	(7 133)
Revaluation reserve	9 378	10 111	7 133
Translational reserve	21	22	23
Retained earnings	(859)	(227)	560
Total equity attributable to shareholders of Company	32 610	26 738	20 247
Non-controlling interests	-	-	-
Total equity	32 610	26 738	20 247

TOTAL LIABILITIES AND EQUITY	$36 916	$30 008	$22 606

Consolidated statements of operations

	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007

Income
Commissions fee	$-	$338	$881
Other operating income	-	7	-
Total income	-	345	881

Operating expenses	(572)	(1 326)	(414)

Exchange difference gain/(loss)	(179)	10	34

Operating income/(loss)	(751)	(971)	501

Interest income	-	-	17
Interest expense	(6)	(5)	(2)

Income/(loss) before tax	(757)	(976)	516

Income tax	125	189	44

Net income/(loss)	$(632)	$(787)	$560

Basic and diluted income(loss) per share in US dollars	$(0,05)	$(0,10)	$0,11
Attributable to:
shareholders of Company	$(0,05)	$(0,10)	$0,11
non-controlling interests	$-	$-	$-

Net Income (Loss)	(632)	$(787)	$560
Other comprehensive income (loss)
Foreign exchange difference	(290)	(1 175)	23
Revaluation of tenant right	(555)	4 427	9 386
Income tax relating to components of other comprehensive (loss)/income	111	(275)	(2 253)
Other comprehensive income (loss), net of tax	(734)	2 977	7 156
Comprehensive income (loss)	(1 366)	$2190	$7 716
Attributable to:
shareholders of Company	(1 366)	$2190	$7716
non-controlling interests	-	$-	$-

At December 31, 2009, Total Assets were $36,916,000, compared to $30,008,000 at December 31, 2008, representing an increase of approximately 23%.

At December 31, 2009, Total Liabilities were $4,306,000, compared to $3,270,000 at December 31, 2008, representing an increase of approximately 31.7%.

At December 31, 2009, Total Equity was $32,610,000, compared to $26,738,000 at December 31, 2008, representing an increase of approximately 22%.

Total revenues for year ended December 31, 2009 was $0, compared to $345,000 for the prior year.

Operating expenses for the year ended December 31, 2009 were $572,000, compared to $1,326,000 for the prior year, representing a decrease in operating expenses of approximately 56.9%.

Operating loss for the year ended December 31, 2009 was $751,000, compared to operating  loss of $971,000 for the year, representing a decrease in operating loss of approximately 22.7%.

Loss before income tax for year ended December 31, 2009 was $757,000, compared to loss before income tax of $976,000 for the prior year, representing a decrease in loss before income tax of approximately 22.4%.

Net loss for the year ended December 31, 2009 was $632,000, compared to net loss of $787,000 for the prior year, representing a decrease of net loss of approximately 19.7%.

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

The following table sets forth information concerning exchange rates between the Russian Ruble and the United States dollar for the periods indicated.

Fiscal Period Ended	Period Average Ruble/US$	Period Average Ruble/US$
June 30, 2005
December 31, 2005	28.7825
June 30, 2006	27.0789
December 31, 2006	26.3311
June 30, 2007	25.8162
December 31, 2007	24.5462
June 30, 2008	23.4573
December 31, 2008	29.3804
June 30, 2009	31.2904
December 31, 2009	30.2442

Monthly Period Ended	High	Low
July 31 2009	32.2184	31.1428
August 31, 2009	31.9918	31.1120
September 30, 2009	30.6441	29.7882
October 31, 2009	29.7882	29.1053
November 30, 2009	30.2599	28.7330
December 31, 2009	30.2943	29.4874
January 31, 2010	30.2989	29.4874
February 28, 2010	30.2839	29.8760
March 30,2010	29.9779	29.1927
April 30, 2010	29.0294	29.4956
May 30, 2010	29.1537	31.4293
June 30, 2010	30.7267	31.7798
July 30, 2010	30.1869	31.3703

B.           Capitalization and Indebtedness

Ordinary Shares

We are authorized to issue 55,000,000 Ordinary Shares $3.00 par value.  Our Ordinary Shares outstanding were 10,794,811 as of December 31, 2009 and 9,467,968 as of December 31, 2008.  As of  August 16, 2010, 10,794,811 Ordinary Shares were issued and outstanding, fully paid and non-assessable.

No share purchase options or warrants have been issued for cash or non-cash consideration.  No options or warrants have been issued to employees or non-employees as compensation for goods or services.  There are no Preferred shares issued and outstanding.

The table below sets forth the capitalization of the Company as of December 31, 2009.
Actual
Ordinary Shares, $3.00 par value, 55,000,000 shares authorized, 10,794,811 shares issued and outstanding	$32 384
Share premium	$(8,314)
Accumulated Deficit	$(859)
Other comprehensive loss	$9 399
Total Capitalization	$32 610
Indebtedness

We have provided an unsecured and unguaranteed credit facility to our 99% owned subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of December 31, 2009, Jirmalia had drawn down $2,416,000 of the credit facility.   In turn, Jirmalia provides a credit facility to each of its wholly owned subsidiaries: Icecom and Riokom.  As of December 31, 2009, Riokom had drawn down $1,520,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  As of December 31, 2009, Icecom had drawn down $896,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period. We consolidate our financials with our subsidiaries and, as such, the indebtedness is not reflected in our Financial Statements.  As of December 31, 2009 we had short-term debts in the amount of $477,000 and no long-term debts.

As of December 31, 2008, we had received a long-term loan from “LaVieDerm-Paris” SRL. The stated loan amount was equal to $84,000 with a rate of interest of 3% per annum. The actual loan proceeds were equal to $75,000 with a 9.3% effective market rate.  As of December 31, 2008, we also had short-term interest-free borrowings from our founder, Roman Plavnik, aggregating $68,000.

Our subsidiary, Riokom is subleasing office space to our subsidiary, Icecom for a term of 12 months at a monthly lease rate of $770.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this annual report before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and results of operations may be materially adversely affected. In such event, the trading price of our securities could decline and you could lose all or part of your investment.

GENERAL RISKS

We have experienced net losses, have a net working capital deficit as of December 31, 2009, and we may not be profitable in the future.

We experienced net losses of $632,000 and $787,000for the years ended December 31, 2009 and 2008, respectively, and we may not generate profits in the future on a consistent basis, or at all. As of December 31, 2009, we had a net working capital deficit of  US ($908,000). If we fail to achieve consistent profitability, that failure could have a negative effect on our financial condition.

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

●
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

●	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

●
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

Although the 2014 Winter Olympic Games are scheduled to take place in Sochi, economic conditions in Russia and world-wide, political events, war, terrorism, a boycott by athletes, public health issues, environmental conditions affecting the construction of facilities, labor strikes, natural disasters and other circumstances could cause a delay or the cancellation of the Winter Olympic Games. A delay or cancellation of the Winter Olympic Games in Sochi may cause the demand for residential and other real estate to Sochi to decline, which may make it more difficult for us to sell or lease properties in our planned Kurortnyi real estate project in Sochi, or reduce the price at which we are able to sell or lease properties at our planned Kurortnyi real estate project in Sochi, which would adversely affect the demand for our real properties and, consequently, have a material adverse affect on our financial condition.

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

Unfavorable changes in market and economic conditions could reduce occupancy, purchase price or rental rates and the market value of our real estate properties, which in turn could have a material adverse effect on our cash flow and therefore our ability to achieve our objectives.

                    The market and economic conditions in the markets where our properties will be located may significantly affect the purchase price of apartments, occupancy of hotel and rental properties or rental rates on residential apartments. Decreased occupancy and/or rental rates in those markets would decrease our cash flow, which in turn, could significantly affect our ability to achieve our objectives, including those of capital appreciation and preservation of capital. The risks that may affect conditions in those markets include, but are not limited to, the following:

●	the economic climate, which may be adversely impacted by business closings, industry slowdowns;
●	employment losses and other factors;
●	Availability of financing;
●	competition for tenants;
●	conditions of real estate property sectors such as an oversupply of, or a reduced demand for, certain types of real estate properties;
●	changes in market rental rates;
●	decline in population or shifting demographics that adversely affects occupancy or rental rates;
●	the inability or unwillingness of lessees to pay rent increases;
●	inability to lease properties upon termination of existing leases;
●	success of the Olympic games in 2014 in Sochi;
●	changes in tax, real estate, zoning and environmental laws that may have an adverse impact upon the value of real estate;
●	property damage or casualty losses;
●	unexpected expenditures for capital improvements or to bring properties into compliance with applicable federal, state and local laws;
●	acts of terrorism and war;
●	acts of God and other factors beyond the control of our management;
●
the potential effect of rent control or rent stabilization laws, or other laws regulating housing, on any of our multifamily properties, which could prevent us from raising rents to offset increases in operating costs; and

●	the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates.

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

In addition, our leases will expire within the next two years and do not contain options to renew. Although we believe that we will be able to renew our leases on similar terms there is no guarantee that we will renew the leases on favorable terms or at all.  We may not be able to renew leases on favorable economic terms or maintain our existing locations thereby requiring additional capital expenditure to obtain new construction permits and new leases to complete our construction plans.  If we do not renew our leases on favorable terms or at all our growth and profitability could be harmed and we could lose all amounts we invested in these projects prior to the expiration of the leases.

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

Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to develop our properties or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition and results of operations (although our operating results have not fluctuated in the past as a result of such risks).

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

There are currently a limited number of creditworthy Russian banks, most of which are located in Moscow and the largest of which are state-owned. Of the $13,000 cash balance we had as of December 31, 2009, our entire cash balance was held in Russian banks in US Dollar denominations.  There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

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

Russia is still developing the legal framework required to support a market economy, and its legal system is characterized by numerous uncertainties and inconsistencies.

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

Item 4.      INFORMATION ON THE REGISTRANT

A.           History and Development of the Registrant

On October 3, 2005, we were incorporated as the Konsta Real Estate Properties, Master Fund, Ltd. in the British Virgin Islands under the British Virgin Islands International Business Companies Act of 1984 with its domicile in the Russian Federation.  On December 10, 2008, we changed our name to Konsta Real Estate Properties, Ltd.  Our principal place of business is c/o Riokom, LLC : 117485, Moscow, Russia, 96 Profsouznaya Street, entrance №4, office №141 and its telephone number is 7-495-649-639-1.  Our registered agent is Ogier Fiduciary Services (BVI) Limited of Nemours Chambers, Qwomar Complex, 4th floor, Road Town, Tortola British Virgin Islands.  Our office in the United States is located at KREP Ltd 825 Palisades Avenue, Suite B4, Fort Lee, NJ 07024.

The Company formed Russian subsidiaries to conduct its operations in Russia because, under Russian law, as a BVI corporation that conducts business operations in Russia, it must have an official representative office or a subsidiary in Russia. (The applicable laws are: (i) Article 4, Federal Law "On Foreign Investments in the Russian Federation" № 160-FZ of July 9, 1999; (ii) Resolution of the USSR Council of Ministers on November 30, 1989 № 1074 (edition of July 11, 1991) on approval of provisions on the establishment and operation of the USSR representative offices of foreign companies, banks and organizations; (iii) Articles 306-312, part 2 of Tax Code of Russian Federation from August 05, 2000, №117-FZ.)

The Company conducts no business operations in the British Virgin Islands. The Company is incorporated in BVI solely for tax reasons. In particular, by being incorporated in BVI, instead of Russia, and using Russian subsidiaries to conduct its operations in Russia, the Company does not pay Russian income tax at the parent company level, and does not pay any BVI income tax. The Company’s Russian subsidiaries pay Russian income and value added tax. Because the Company conducts no operations in BVI, the Company’s operations are not subject to BVI law.  Accordingly, apart from BVI corporate law under the BVI International Business Companies Act of 1984, the Company is not subject to BVI law.

The Company is not aware of any material effects of differences between BVI corporate laws applicable to the Company and Russian corporate laws that would be applicable to the Company if it were incorporated in Russia.

Corporate development

On February 22, 2007, we formed a subsidiary called Jirmalia Holdings, Ltd. a limited company, or Jirmalia, under the laws of the Republic of Cyprus.  We own 99% of the issued and outstanding equity of Jirmalia with the remaining one percent held by the Republic of Cyprus.  Jirmalia is the parent company of two operating subsidiaries that are organized under the laws of the Russian Federation.  On February 28, 2007, we, through Jirmalia, formed Riokom, LLC a limited liability company, or Riokom.  Riokom’s primary business is the holding, development and building of assets to be held for less than one year. On November 6, 2007, we, through Jirmalia, formed Icecom, LLC, a limited liability company, or Icecom, with its primary objective being the development and construction of assets to be held for more than one year. We consolidate the financial statements of our subsidiaries. On or about October 1, 2008, Icecom acquired one third (1/3) of the issued and outstanding shares of Somo, LLC, a Russian Federation limited liability company, or Somo.  The remaining two-thirds (2/3) of the outstanding shares of Somo were owned and controlled by our Chief Executive Officer, Dr. Plavnik. In July 2010 Dr. Plavnik transferred his interest in Somo to Riokom.

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

Since our inception, we have received investor funds totaling $23,586,000.  This has been our sole source of capital.  Since our inception, neither we nor our subsidiaries have disposed of any material assets not in the ordinary course of business, nor undergone a material change in the types of products or services rendered. Since inception we have not made any asset divestitures.  We have not received nor made any public takeover offers since our inception.

Since January 1, 2008 to the date of this filing, our principal capital expenditures are as follows (in thousands of US dollars):

	31 Dec 2007	31 Dec 2008	31 Dec 2009
Kurortny	6 212	11 094	14 820
Orbita	2 668	4 410	7 793

Total	8 880	15 504	22 613

We have had no capital expenditures since December 31, 2009. Accordingly, our capital expenditures since January 1, 2008, to the date of this filing are equal to $22,613, 000, consisting of $14,820,000 for Kurortny and $7,793,000 for Orbita. We have no capital expenditures currently in progress.

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

Through our operating subsidiaries, we are in the process of developing two real properties, none of which to date have been completed. As of the date of this filing, we do not have any other real estate assets or any other projects or acquisitions in progress or development.

The first project is known as Kurortnyi, in the City of Sochi, Russia. Our subsidiaries, Riokom and Icecom own Somo, which leases the land for the Kurortnyi project from administration of Sochi. This project is planned as a mixed use, business-class residential project that will include 117 apartments, including 13 penthouses.  It is expected that ninety percent of all apartments will have a sea view. The total size of the project is planned to be 15,791 sq. meters and also is planned to include: a medical center, underground parking for 90 cars, a fitness center with an indoor pool, a restaurant, a beauty spa and a mini-market.

The total cost of the project is estimated to be $30 million, of which $14,820,000 has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2011, at which time we expect the project to be sold.  However, we plan to operate the medical center for 10 years after the completion of construction.

The other project, is known as Orbita, in the City of Gagarin, Russia. Our subsidiary Riokom leases the land for the Orbita project from Administration of Gagarin. This project is planned as a mixed use, business-class residential project what will include seven floors. The total size of the project is planned to be 13,775 sq. meters.

The total cost of the project is estimated to be US$16 million, of which US$7,793,000 has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2012.

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

Currently, we have all required licenses and permits to develop project Kurortny in Sochi and have applied to obtain construction permits for Orbita. These two properties total approximately 25,800 square meters.  For financial statement purposes, we perform valuations on these properties on an annual basis in accordance with IFRS standards.  As at December 31, 2009, these properties, together, have appraised market value at $35,674, 840.

We presently do not maintain any insurance coverage for our business projects.

Operations and Principal Activities

The objectives of the Company are to:

●	Acquire or develop and sell or lease completed real estate projects; and
●	realize income from leasing or gains from sales of completed real estate projects.

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

            Kurortny

In 2007, we undertook the development of a project in Sochi, Russia called Kurortny. Sochi has a population of approximately 330,000.  Spread along the Black Sea, Sochi has one of Russia’s warmest and sunniest climates, with an average of 300 days of sunshine annually, and an extended summer that remains warm enough for swimming from June through October, with average temperatures at 80 degrees and an average water temperature just slightly lower. This makes Sochi an ideal resort/vacation area and it is visited by more than 3 million people every year.  In addition to being a tourist attraction, the city is often chosen to host political talks, as well as business conferences and cultural festivals. Annually, Sochi hosts an average of more than 400 events, which draw over 1.5 million people.

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

Sochi has proposed a development concept based two centers 49 kilometers/50 minutes apart. The Olympic Park would be constructed 25 kilometers from Sochi on the Black Sea coast, about seven kilometers from Sochi airport. It will include all ice venues, the main Olympic Village, the Olympic Stadium for Opening and Closing Ceremonies, the Medals Plaza, the International Broadcast Center/Main Press Center (IBC/MPC) and International Olympic Committee hotels. The Krasnaya Polyana mountain zone would contain all snow and sliding venues, an Olympic Village and a media sub-center. In Khostinskaya Bay, locals plan to build a new quay and a marina, an artificial island (similar to those built in the UAE), which will be linked to the shore by bridges. The projected cost of the development is $800 million. Another coastal project is the Stary Gorod complex on Adler Quay, estimated at approximately 155 million euros, or $212 million. Dutch architect Erick van Egeraat has designed a Russia-shaped luxury island to be created in the Black Sea near Sochi by 2014. According to the plans, the 250-hectare island, whose building costs are estimated at over $6 billion, will have two marinas, religious centers, roads, parks and artificial rivers, mimicking Russia's major rivers. RIA Novosti reports that Japanese companies will be involved in the construction of artificial island, the venue for the 2014 Winter Olympics, the head of the Russian-Japanese business council said on January 14, 2008. The island is expected to be located 13 kilometers from the airport and 14 kilometers from the railroad terminal in the city. Construction began in 2008 and it is expected to be finished by 2013.

We understand that municipal governments are set to conduct an overhaul of existing water supply networks and build new water treatment works. To that end, the federal plan provides for an allocation of approximately $380 million.  Modernization of transport infrastructure will help improve the ecological situation as measures are taken to alleviate congestion and reduce air pollution in the city center. The redevelopment of the seaport is included in the government’s coast area development plan. The general plan calls for the redevelopment of seaport into a passenger port, with the cargo port being moved beyond the central district of the city.

The Olympic Village will be located in Imeretinskaya Valley and financed by a Russian company Basic Element. The valley measures 600 hectares (about 1482.6 acres), of which 150 (371 acres) to 180 (445 acres) hectares will be used for creation of Olympic venues. The alpine ski complex on the Roza Khutor plateau is expected to be funded by the Russian company Interros. Sochi has approved the plan to build an aquarium in the city. The investor is a Saudi company Atex International. That will be a world-class oceanarium featuring an enormous sea water pool, several stories high, with each story providing a habitat for certain fish species. The aquarium will house sharks, rays, coral fish, etc. Presently there is no other such oceanarium in Russia. It will require 3 million cubic meters of water and a site of 0.6 hectares (1.48 acre). This project is estimated to cost more than $10 million. Sochi officials would like to have developed a mixed-use sport and leisure complex between Krasnaya Polyana and the city.

According to Russian Olympic Committee President Leonid Tyagachev, Sochi will generate between $16 billion and $23 billion in profits, while Vyacheslav Fetisov, head of the Federal Sports Agency, adds that after the 2014 Games the sport facilities will be used 100 percent. "Over 5,000 sport events are held in Russia every year," says Fetisov. They will also attract tourists from neighboring countries, where sport infrastructure has deteriorated during the post-Soviet years.

Our Kurortny project consists of the construction of 117 luxury apartments, several retail stores, a medical spa, office space and a 30 car garage. This project will be marketed primarily to affluent citizens of Russia, Europe, the United States and Asia.

Through our subsidiary Somo, we secured a lease on the Kurortny land that expires on March 1, 2011, that allowed us to commence permitting and construction.  The yearly rent is $525,000 and will be $132,000 for the three months of 2011.  The lease agreement is expected to be revised upon our completion of the construction phase of the project, which is required prior to the fourth quarter of 2011.

Our subsidiaries, Riokom and Icecom, each have similar investment agreements with Somo. According to these agreements each subsidiary receives a one-half undivided interest in the Kurortny property.  Riokom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Riokom has to invest the total sum of approximately $5,130,000, plus to pay 50% of the Sublease Fee for using this lot of the land to Somo. Total amount of the Sublease Fee is $484,000; Riokom has to pay US$242,000 for the entire term of the lease. Icecom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Icecom has to invest the total sum of approximately $5,130,000, plus to pay 50% of the Sublease Fee for using this lot of the land to Somo. Total amount of the Sublease Fee is $484,000; Icecom has to pay $242,000 for the entire term of the lease.

The total estimated cost for the Kurortny development is $30 million, of which we have paid approximately $14,820,000 to date. We currently estimate that the cost to complete the Kurortny project is $15.2 million, and we will require additional capital in order to pay those costs and complete the project. Kurortny is not subject to any mortgage or other project level encumbrances for financing.

We have completed the first stage of the development of Kurortny and secured all necessary entitlements, permits and licenses to begin construction of the improvements on the land.

The current status of the Kurortny project is as follows:

•	We have developed and approved the Land Urban Development plan.
•	We have completed the Master Plan of the Residential Apartment Building, the design of anti-landsliding facilities and transfer of the rainfall collector outside the construction zone.
•	We have completed geological engineering and geodetic / topographic surveys of the construction zone;
•	We have completed the detailed assessment of environmental impact and designed the environmental protection program during the construction.
•	We have completed radiation and bacteriological surveys of the soil within the construction zone.
•	We have completed the Government Expertise of geological surveys.
•
We have completed preparatory works to supply the construction project with all required construction materials, including, but not limited to organizing plaster and mortar site, and delivery of crushed stone gravel, metal and concrete.

•
We have partially completed and continue the construction works of the first construction phase, including, but not limited to: (i) planning of the construction zone and building the all-around fence, (ii) demolition of previously-built objects from the construction zone, (iii) water-flooding preventive measures, (iv) “zero cycle” preparatory ground works, (v) development of anti-landsliding facilities and transfer of the main rainfall collector).

Our development and marketing activities will we conducted through our subsidiaries, Icecom and Riokom.  We provide funding to Icecom and Riokom, respectively, by way of a credit facility made available to Jirmalia which, in turn, has made available a credit facility to each of Icecom and Riokom.  This business structure was designed to take advantage of the tax incentives in the Republic of Cyprus, or Cyprus, and in the RF.  Pursuant to a tax treaty between Cyprus and the RF, the shareholders of Icecom and Riokom are subject to a 5% withholding tax rate on dividends distributed by Icecom and Riokom, respectively, to its shareholder, Jirmalia, rather than a 15% rate payable by Russian Companies to Russian shareholders.

 We are working with the following construction and architectural companies in Sochi:

•
Municipal Unitary Enterprise “Municipal Institute of Genplan” (Sochi) – responsible for preparing and obtaining all licenses, permits, approval, opinions, and other legal documents required for the development of the project (Contract №11-026/0515, dated April 21, 2008). Total amount of the contract 6,239.00 roubles. Fully executed.

•
State Agency of Kransnodarskii Region “Krasnodarkraigosexpertiza” - responsible for conducting government expertise based on the results of geological survey and master plan. Issued positive Report. (Contract № С-206 from October 29, 2008. Contract № С-148, dated August 15, 2008). Total combined amount for both contracts 275,074.00 roubles. Both contracts are fully executed.

•
Association “Chernomorecology” - responsible for providing complex services required to evaluate the impact of the construction project on local environment; designed and implementation of environment protection measures. (Contract № 622/ООС - «А» , dated April 15, 2008). Total amount of the contract 475,000.00 roubles. Fully executed.

•
“Sochiarchproect” – General Project Designer in charge of designing the project, engineering networks, communications, anti-landsliding facilities, transferring collector away from the construction zone, providing architectural supervision of the construction project (Contract № 19, dated September 19, 2006 and Addendum №1, dated April 21, 2008). Total amount of the contract 7,906,920.00 roubles. Contract will be fully executed upon the completion of the construction project.

•
“Vector-Stroi” – responsible for design of approval documents and design-estimates (Contract № 5/П, dated December 10, 2006). Total amount of the contract 1,200,000 roubles. Contract is fully executed.

•
“GEO” – in charge of conducting geological and topographic / geodetic surveys within the construction zone. (Contract № 14 from December 25, 2008). Total amount of the contract 128,272 roubles. Contract is fully executed.

•
“Stroitelnyi kompleks” – construction works during the initial construction phase (cleaning the territory and building the protective fence around the construction zone, planning of the construction site, transfer of the rainfall collector) (Contract № 027/2, dated February 27, 2008). Total amount of the project 22,755,300 roubles. Contract is fully executed.

•
The Committee of Architecture and Urban Development of Sochi – responsible for planning and approval of the Urban Development Plan for the lot of land. (Verbal agreement free of charge.) Contract is fully executed.

•
“Pegas” - General Contractor (Contract № 00307/GP dated April 01, 2008). Total amount of the contract 426,357,000 roubles. Contract is being fulfilled in accordance with the construction process of the project.

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

The size of the property is 8,000 square meters. The project is expected to take approximately two and a half years to complete and cost approximately $16,000,000, of which we have paid $7 million to date. We currently estimate that the cost to complete the Orbita project is $9 million, and we will require additional capital in order to pay those costs and complete the project. Orbita is not subject to any mortgage or other project level encumbrances for financing.

Riokom has leased the land for a term that continues through June 19, 2011 with an annual rent of $16,000 that is payable quarterly. Presently the architect is making the final changes in the project, after which Riokom will have to undergo a final inspection with the Government Project Expertise in August-September 2010 in order to receive the final construction permit from the government. The Company through its subsidiaries will contract with construction companies and architects to build the Orbita apartments.  Assuming that the Company receives the necessary permits, it will begin construction of the project in September 2010.

The current status of the Orbita project is as follows:

•	We have developed and approved the Land Urban Development plan and projects of the internal engineering networks of the residential apartment building.
•
We have received Technical specifications for connecting the residential apartment building to the external engineering networks and communications, such as: gas, water, sewer, electricity, and telecommunications.

•	Completed projects of feeding engineering networks and communications to the construction zone, transfer project of main plumbing network from the construction zone.
•	We have completed geological engineering and geodetic / topographic surveys of the construction zone; and received the opinion.
•	We have completed the detailed assessment of environmental impact and deigned the environmental protection program during the construction.
•	We have completed radiation and bacteriological surveys of the soil within the construction zone and received approval opinion from the agency in charge of sanitary and epidemiological control.
•	We have completed the following preparatory works: (i) planning of the construction zone, (ii) building the all-around fence, (iii) “zero cycle” preparatory ground works.
•	We have completed the installation of the temporary electric-supply network of the construction zone.

We have not realized any revenue from Orbita and do not expect to realize revenue from Orbita until the sale or lease of the completed residential apartments or the entire complex.

We lease the locations underlying our development projects.  The expiration dates of these leases do not allow sufficient time for us to complete the projects and sell or lease them.  There is no assurance that the expiration dates will be extended for periods that are sufficient to allow us to complete the projects, on terms that are acceptable.  If we are unable to obtain extensions of the leases for period that are sufficient to allow us to complete the projects.

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

In addition, our leases will expire within the next two years and do not contain options to renew. Although we believe that we will be able to renew our leases on similar terms there is no guarantee that we will renew the leases on favorable terms or at all.  We may not be able to renew leases on favorable economic terms or maintain our existing locations thereby requiring additional capital expenditure to obtain new construction permits and new leases to complete our construction plans.  If we do not renew our leases on favorable terms or at all our growth and profitability could be harmed and we could lose all amounts we invested in these projects prior to the expiration of the leases.

We are working with the following construction and architectural companies in Orbita:

•
Architectural design firm “Prospect””- General Designer of the apartment building (Contract № 225/8 dated February 18, 2008). Total amount of the contract, including addendums 9,680,000 roubles. Contract is partially fulfilled.

•
Municipal Unitary Enterprise “Gagarinproekt”- responsible for designing the electrical supply / feed for the project (Contract № 005 dated February 17, 2009). Total amount of the contract is 370,000 roubles. Contract is fully executed.

•	“Agrostri” – in charge of building protective fence (Contract № 1SP dated February 11, 2009). Total amount of the contract 1,200,000 roubles. Contract is fully executed.

•	“Horizon” – responsible for planning of the construction site. (Contract w/o number dated February 05, 2009). Total amount of the contract 33,250 roubles. Contract is fully executed.

•
Branch of ОАО “MRSK Center – “Smolenskenergo” – in charge of the technological process of connecting energy generators. (Contract № 304/1-29 from April 3, 2008). Total amount of the contract 43,188 roubles. Contract is fully executed.

•
“SmolenskTIZIS”- responcible for engineering-geological and topographic / geodetic  surveys (Contract № 10549 dated February 05, 2009). Total amount of the contract 329,566 roubles. Contract is fully executed.

•
State Regional Unitary Enterprise “Architectural Bureau of Smolenskii region” – in charge of designing project documentation related to engineering networks (Contract №7-08 from February 7, 2008). Total amount of the contract 50,000 roubles. Contract is fully executed.

•
Federal State agency “Center of Hygiene and Epidemiology of Smolenskii Region” – provided laboratory surveys of the soil (Contract № 2223 from November 19, 2008). Total amount of the contract 8,288 roubles. Contract is fully executed.

•
“StroiMontazhService” – responsible for cleaning up the construction territory, ground works, objects demolition (Contract №5/2008 dated February 03, 2008). Total amount of the contract 700,000 roubles. Contract is fully executed.

•
Smolensk Chamber of Trade and Commerce – responsible for providing appraisal of the object (Contract №177/07 dated August 14, 2007 and other). Total amount is 31,400 roubles per each appraisal. Appraisal of the project is being done on a regular basis.

•
“Technical-Engineering center of technical regulations” – providing design and execution of relocating the water mains from the construction site (Contract № 76 dated August 14, 2009). Total amount of contract 85,500 roubles. Contract is fully executed.

•
“Mosstroicompany” – responsible for receiving technical specifications, approvals and further connecting to main engineering networks (gas, water-supply, sewer, electricity, heating, telecommunications). (Contract № 8/2007 from November 10, 2007). Total amount of the contract 4,130,000 roubles. Contract is fully executed.

•
PK “Stroisvyaz” – providing design of telecommunication and radio networks of the apartment building. (Contract № PK-P-31 from April 21, 2008). Total amount of the contract 160,480 roubles. Contract is fully executed.

•
“PromManagementGroup-Stroi” – General contractor (Contract № 027/02 GP dated February 01, 2009). Total amount of the project 289,700,000 roubles. Being fulfilled in accordance with the completion of the construction project of the apartment building.

Our Competition

Presently our direct competitors are small private developers and real estate investment funds with market capitalizations of up to $200 million.Our competitors include: in the residential sector: Gras Financial Corporation, Dial Stroy Invest; and in the office space sector: М-Industria and Development Sochi. Other competitors that invest in the Sochi real estate market, include: Interros group, Gazprom, Inteco, Basic Element, Radisson hotel and Grand hotel. However, the projects they have been pursuing are much larger and do not appear to compete directly with our projects.

Seasonality of Our Business

Although the construction phase of the projects could be adversely affected by weather conditions such as a particularly cold winter and late spring, we do not believe that our sales or leasing activities are seasonal.  In particular, we expect that, upon completion of our real estate projects, we will sell our interests in the projects or lease the projects to an end user, in either case retaining no operating interest in the projects.

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

The following regulatory agencies promulgated under the Land Law of Russian Federation and the Urban Planning Code of Russian Federation to administer and/or enforce such regulations in regions and local municipalities:

1)	Russian Federation State Committee for Construction and Housing (Russian abbreviation - GOSSTROY Russia) and its local agencies in each region;
2)	Federal Land Cadastre Service of Russia (Russian abbreviation – Roszemkadastr);
3)	Minister of Natural Resources and Environment of the Russian Federation;
4)	Russian Federation State Committee for Construction, Housing and Municipal Economy and its local agencies in each region;

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

C.           Organizational Structure

We hold 99% of the issued and outstanding Ordinary Shares of Jirmalia Holdings, Ltd., or Jirmalia, which is the sole shareholder of each of Icecom, LLC and Riokom, LLC.  Icecom, LLC is the holder of one third (1/3) of the shares outstanding of Somo, LLC and two-thirds (2/3) are owned by Riokom.  The diagram below illustrates our operating subsidiaries and omits subsidiaries or affiliates that are not operational or are winding up their operations

D.           Property, Plant and Equipment

Through our operating subsidiaries, we are in the process of developing two real properties, none of which to date have been completed.

The first project is known as Kurortnyi, in the City of Sochi, Russia. Our subsidiaries, Riokom and Icecom own Somo, which leases the land for the Kurortnyi project from administration of Sochi. This project is planned as a mixed use, business-class residential project that will include 117 apartments, including 13 penthouses.  It is expected that ninety percent of all apartments will have a sea view. The total size of the project is planned to be 15,791 sq. meters and also is planned to include: a medical center, underground parking for 90 cars, a fitness center with an indoor pool, a restaurant, a beauty spa and a mini-market.

The total cost of the project is estimated to be $30 million, of which $14,820,000 has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2011, at which time we expect the project to be sold.  However, we plan to operate the medical center for 10 years after the completion of construction.

The other project, is known as Orbita, in the City of Gagarin, Russia. Our subsidiary Riokom leases the land for the Orbita project from Administration of Gagarin. This project is planned as a mixed use, business-class residential project what will include seven floors. The total size of the project is planned to be 13,775 sq. meters.

               There are no material mortgages, or other liens, or encumbrances against any of our properties.

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

On March 31, 2010, we filed a registration statement on Form 20-F, which was a substantially re-written document from the previously filed registration statement on Form 20-F/A, which was filed more than one year earlier. It included updated information and, although it did not amend any prior filing, it was intended to be responsive to the SEC’s comments set forth in the Comment Letter. On April 30, 2010, we received comments from the SEC on the registration statement. On August 25, 2010, we filed amendment to the registration statement intended to be responsive to those comments.

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

Dr. Plavnik, the CEO of the Company has spent the last five years of his eight-year real estate investment and developmental career developing properties in Sochi. Together with private partners he has developed residential properties worth $24 million and has developed relationships within the Sochi’s government officials thus giving him access to attractive real estate projects in the region.  In addition, Dr. Plavnik and his staff have developed strategic relations with architects, contractors and management companies in the Sochi region.

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

On April 12, 2011, the Russian Government will celebrate the 50th anniversary Russian cosmonaut Yuri Gagarin’s 108-minute orbit around earth on April 12, 1961. Vladimir Putin, the Russian Prime Minister, has officially invited NASA and other international space agencies to celebrate this event.

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

A.           RESULTS OF OPERATIONS

The following tables present a summary of our Consolidated Financial Statements for the years ended December 31, 2009 and 2008 in accordance with International Financial Reporting Standards (All amounts in are thousands of US dollars unless otherwise stated):

Year Ended December 31, 2009  Compared to Year Ended December 31, 2008

Consolidated statement of financial position

	Notes	As of 31 December 2009	As of 31 December 2008
		‘000 USD	‘000 USD
ASSETS
Current assets
Cash and cash equivalents	15	$13	$33
Short-term loans	12	570	-
Other receivables	13	208	341
Other current assets	14	68	2
Total current assets		859	376

Non-current assets
Trading property	11	22 613	15 504
Property, plant and equipment, net	9	39	65
Intangible assets	10	12 901	13 851
Deferred tax assets	17	504	212
Other non-current assets		-	-
Total non-current assets		36 057	29 632

TOTAL ASSETS		$36 916	$30008

LIABILITIES
Current liabilities
Other payables	18	$1 290	$597
Short-term borrowings	19	477	68
Total current liabilities		1 767	665

Long-term liabilities
Long-term borrowings	19	-	75
Deferred tax liabilities	17	2 539	2 530
Total long-term liabilities		2 539	2 605

EQUITY
Share capital	20	32 384	28 404
Share premium		(8 314)	(11 572)
Revaluation reserve		9 378	10 111
Translational reserve		21	22
Retained earnings		(859)	(227)
Total equity		32 610	26 738

TOTAL LIABILITIES AND EQUITY		$36 916	$30 008

Consolidated statement of operations

	Notes	For the year ended 31 December 2009	For the year ended 31 December 2008
		‘000 USD	‘000 USD
Income
Commissions fee		$-	$338
Other operating income		-	7
Total income		-	345

Operating expenses	7	(572)	(1 326)

Exchange difference gain/(loss)		(179)	10

Operating income/(loss)		(751)	(971)

Interest income	8	-	-
Interest expenses	8	(6)	(5)

Income/(loss) before tax		(757)	(976)

Income tax	16,17	125	189

Net income/(loss)		$(632)	$(787)

Basic and diluted income(loss) per share in US dollars	21	$(0,05)	$(0,10)
Attributable to:
shareholders of Company		$(0,05)	$(0,10)
non-controlling interests		$-	$-

At December 31, 2009, Total Assets were $36,916,000, compared to $30,008,000  at December 31, 2008, representing an increase of approximately 23% (see discussion below for reasons for the change).

At December 31, 2009, Total (current and long-term) Liabilities were $4,306,000, compared to $3,270,000 at December 31, 2008, representing an increase of approximately 32% (see discussion below for reasons for the change).

As a result of the foregoing, at December 31, 2009, Total Equity was $32,610,000, compared $26,738,000at December 31, 2008, representing an increase of approximately 22%.

Total revenues for year ended December 31, 2009 was $0, compared to $345,000 for the prior year,   Prior to December 31, 2008 we received non-refundable/non-redeemable entrance fees from investors (one-time fees paid by investors based on the amount of their investment, as a fee to process the investor’s investment contract and other related paperwork in an amount equal to (avg.) 7% of the total investment). In the year ended December 31, 2008 the Company recorded entrance fees of $338,000 respectively.  In the year ended December 31, 2009 the Company did not generate any income from investment activities and did not record As a result our revenue for the year ended December 31, 2009 was zero.

Operating expenses for the year ended December 31, 2009 were $572,000, compared to $1,326,000 for the prior year, representing a decrease in operating expenses of approximately 57%, which we attribute to reduced operating expenses in all relevant categories, including marketing, legal and accounting expenses.

As a result of the loss of revenue, operating loss for the year ended December 31, 2009 was $751,000, compared to operating income of $971,000 for the year, representing a decrease in income of approximately 129%.

Loss before income tax for year ended December 31, 2009 was $757,000, compared to income before income tax of $976,000 for the prior year, representing a decrease in income before income tax of approximately 129%.

As a result of the foregoing, net loss for the year ended December 31, 2009 was $632,000, compared to net income of $787,000 for the prior year, representing a decrease of net income of approximately 125%.

Change in Total Assets:

Total Assets have increased from December 31, 2008 to December 31, 2009 due to the following factors:

Total Non-current assets increased from $29,632,000 to $36,057,000 between December 31, 2008 and December 31, 2009 due to the overall increase in each category of the “Non-current assets” and primarily due to an increase in Trading Property category.

Long-term trading property consisting of purchase and construction costs of properties for the purpose of the future sale is recorded at actual incurred expenditure costs, increased from $15,504,000 at December 31, 2008 to $22,613,000 at December 31, 2009 .

Change in Total Liabilities

Increase in Total (current and long-term liabilities) by 32% from December 31, 2008 to December 31, 2009 primarily happened due to the increase in all categories of “Other payables” (please refer to Note 18 of the Consolidated Financial Statements for the year ended December 31, 2009 and 2008).

Change in Income

Our financial services operations generated income from investment related activities. Prior to December 31, 2008 we received non-refundable/non-redeemable entrance fees from investors (one-time fees paid by investors based on the amount of their investment, as a fee to process the investor’s investment contract and other related paperwork in an amount equal to (avg.) 7% of the total investment). In the year ended December 31, 2008 the Company recorded entrance fees of $338,000 respectively.  In the year ended December 31, 2009 the Company did not generate any income from investment activities and did not record any entrance fees. As a result our revenue for the year ended December 31, 2009 was zero.

Total decrease in operating expenses from the year ended December 31, 2008 to the year ended December 31, 2009 by 232% primarily happened because we have reduced our operating expenses in all relevant categories. For example, the company has decreased its marketing activities in Russia and the US, as well as decreased expenses for consultants, auditors and attorneys that were engaged by the company in the year ended December 31, 2008 to assist us in our reorganization in the fourth quarter of 2008, from a fund and into Konsta Real Estate Properties, Ltd., and in connection with our efforts to become a reporting company under US securities laws.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following tables present a summary of our Consolidated Financial Statements for the years ended December 31, 2008 and 2007 in accordance with International Financial Reporting Standards (All amounts in are thousands of US dollars unless otherwise stated):
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

At December 31, 2008, Total Assets were $30,008,000, compared to $22,606,000  at December 31, 2007, representing an increase of approximately 32.7%, (see discussion below for reasons for the change).

At December 31, 2008, Total Liabilities were $3,270,000, compared to $2,359,000 at December 31, 2007, representing an increase of approximately 38.6% (see discussion below for reasons for the change).

At December 31, 2008, Total Equity was $26,738,000, compared to $20,247,000 at December 31, 2007, representing an increase of approximately 32% (see discussion below for reasons for the change).

Total revenues for year ended December 31, 2008 was $345,000, compared to $881,000 for the prior year, representing a decrease in income of approximately 60.8% (see discussion below for reasons for the change).

Operating expenses for the year ended December 31, 2008 were $1,326,000, compared to $414,000 for the prior year, representing an increase in operating expenses of approximately 220.3% (see discussion below reasons for the change ).

As a result of the foregoing, operating loss for the year ended December 31, 2008 was $971,000, compared to operating income of $501,000 for the year, representing a decrease in income of approximately 293.8%.

Loss before income tax for year ended December 31, 2008 was $976,000, compared to income before income tax of $516,000 for the prior year, representing a decrease in income before income tax of approximately 289.15%.

As a result of the foregoing, net loss for the year ended December 31, 2008 was $787,000, compared to net income of $560,000 for the prior year, representing a decrease of net income of approximately 240.5%.

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

The fair value of our right to build on the Kurortny land in Sochi has increased by $2,272,000 between December 31, 2007 and December 31, 2008 resulting from the capital improvements we made on the land. This is because the capital improvements we have made increase the potential value from the ultimate sale of our interest upon completion of the project, while decreasing the remaining amount of capital required to complete the projects.

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

B.           FINANCIAL CONDITION AND LIQUIDITY

The Company estimates that the total amount of the capital funds required for the completion of two Existing Projects is estimated at $50 million, of which, $22.6 million has been spent to date, as follows:

	31 Dec 2007	31 Dec 2008	31 Dec 2009
Kurortny	6 212	11 094	14 820
Orbita	2 668	4 410	7 793

Total	8 880	15 504	22 613

We estimate that the remaining cost to complete the Kurortny and Orbita projects, or the Existing Projects, is approximately $27,200,000, consisting of the following:

Kurortny development costs - $15,000,000;
Orbita development costs - $10,200,000; and
related operating expenses - $2,000,000.

Our rights under the respective leases for the Kurortny and Orbita projects expire on March 1, 2011, and June 19, 2011, unless the leases are extended. Accordingly, unless the leases are extended, we will need to raise the amounts set forth above by such dates in order to complete the projects. Our current borrowing capacity and financing reasonably available to us, cash on hand and anticipated net cash flows from operations are not sufficient to meet our current and reasonably anticipated liquidity needs. We expect to fund development costs and operating expenses through the sale of equity, equity-linked or debt securities to investors. Selling additional equity securities would dilute the equity interests of our stockholders. If we borrow money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail or cease business operations.

 Our credit line to our subsidiary Jirmalia is a means of transferring money between us and our subsidiaries. We have historically obtained, and expect to continue to obtain, our requisite additional financing primarily by way of sales of our equity. We will also consider debt financing which may involve covenants that restrict our operations or give a security interest in our assets.  However, if we are not able to secure required capital funds before September 1, 2010, the Company will have to pre-sell apartments in Orbita and Kurortny prior to the completion of construction of the two complexes. Any such early sales of the apartments would be at prices significantly lower than the market price of the apartments at their completion.  There is no assurance, however, that even if we executes our pre-selling strategy that there will be sufficient capital to meet our future capital needs for the development of Kurortny and Orbita and operating expenses in the future, in which event we may have to reduce our operations.

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

As of the date of this filing, we do not have any other real estate assets or any other projects or acquisitions in progress or development. Accordingly, our capital requirements with respect to Kurortny and Orbita, as discussed above, represents our long-term liquidity needs.

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

We have provided an unsecured and unguaranteed credit facility to our 99% owned subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of December 31, 2009, Jirmalia had drawn down $2,416,000 of the credit facility. In turn, Jirmalia provides a credit facility to each of its wholly owned subsidiaries: Icecom and Riokom.  As of December 31, 2009, Riokom had drawn down $1,520,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  As of December 31, 2009, Icecom had drawn down $896,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  We consolidate our financials with our subsidiaries and, as such, the indebtedness is not reflected in our Financial Statements.  We had no other indebtedness as at June 30, 2009. We do not have any legal restrictions on the repayment to us of the various credit facilities by our subsidiaries.

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

E.           Tabular Disclosure of Contractual Obligations

The following table depicts the contractual commitments of the Company and its subsidiaries as of December 31, 2009 (there have been material changes since December 31, 2009).

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1) (2) (6)	$985,750	$456,750	$529,000	-	-
Right of First Refusal Obligations (3)(4)(5)	$11,548,000	$11,548,000	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	$3,561,000	$1,116,000	$2,445,000	-	-
Total	$16,094,750	$13,120,750	$2,974,000	-	-

1.	Lease Agreement № 104, government owned land in Gagarin, from June 19, 2007 to June 19, 2011. Annual lease pmt: $16,000. See Exhibit 10.5, attached hereto.
2.	Lease Agreement, AP-12-08-08. RIOKOM Office lease in Moscow, Russia. From August 1, 2008 to June 30, 2009 extended orally to April 27, 2010. Monthly lease pmt: $8,000.
3.
RIOKOM Investment Contract № 3, as amended by Addendum No. 1, for the development of Multi Dwelling Units in Sochi (“Kurortny”), from July 5, 2007 to December 31, 2011. Total contract amount $5,130,000 plus 50% ($484,000) partial lease payment per annum. See Exhibits 10.2 and 10.18, attached hereto.

4.
ICECOM Investment Contract № 4, as amended by Addendum No. 1, for the development of Multi Dwelling Units in Sochi (“Kurortny”), from January 10 2008 to December 31, 2011. Total contract amount $5,130,000 plus 50% ($484,000) partial lease payment per annum.  See Exhibits 10.3 and 10.17, attached hereto.

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

No amounts have been set aside or accrued by the Company to provide pension, retirement or other similar benefits to our named officers and directors. The Company does not have discretionary post-retirement plans for officers and/or directors.

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

D.           Employees

           At December 31, 2009, we had 23 employees and at December 31, 2008 and December 31, 2007, we had 25 and 14 employees, respectively.  As of December 31, 2009, we had 4 employees focusing primarily on the Sochi real estate development project. The remaining employees divide their time equally between the two projects. All of our employees are full-time employees.

E.           Share Ownership

The following table lists as of August 16, 2010, the beneficial share ownership of all of our directors and officers and each shareholder that is the beneficial owner of 5% or more of our Ordinary Shares. We have only one class of shares issued and outstanding being, Ordinary Shares, and all of our Ordinary Shares have the same voting rights. We do not have any stock options or warrants.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Roman Plavnik	5,474,693	50.72%
Nazar Lappa	335,039	3.10%
Michael Lakshin	4,567	0,04%
Svetlana Gromova	315,049	2.92%
Konstantin Plavnik	177,102	1,64%
Sergey Vokhontsev	166,669	1,54%
Oleg Sultanov	130,543	1.21%
Dmitry Sednev	44,735	0,41%

* Represents less than 1% of the shares outstanding.

(1)	The percentage ownership positions are based on 10,794,811 shares outstanding as of August 16, 2010.

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

As of August 16, 2010, we had 225 shareholders of record holding 10,794,811 shares. All but one of our shareholders are residents of the Russian Federation.  The other shareholder is a resident of the United States and holds 4,567 Ordinary Shares.

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

We have provided an unsecured and unguaranteed credit facility to its 99% owned subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of the date of this filing, Jirmalia had drawn down US$2,416,000 of the credit facility. In turn, Jirmalia provides a credit facility to each of its wholly owned subsidiaries: Icecom and Riokom.  As of the date of this filing, Riokom had drawn down US$1,520,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  As of the date of this filing, Icecom had drawn down US$896,000 of the permitted $10,000,000 at a rate of 15% per annum for a three year period. We consolidate our financials with our subsidiaries and, as such, the indebtedness is not reflected in our Financial Statements.  We had no other indebtedness as at December 31, 2009.
Our subsidiary, Riokom, is subleasing office space to our subsidiary, Icecom, for a term of 11 months at a monthly lease of $770 for 17 square meters of space.

Our subsidiary Somo secured an agreement with the City of Sochi to construct a residential apartment building on Kurortny Boulevard.  Upon completion, Somo will receive 90.6% ownership of the apartment building and the City of Sochi will receive the remainder.  The Registrant indirectly holds 99% of the issued and outstanding stock of Somo.  Somo has contracted with Riokom and Icecom to receive funding to construct the apartments.  Through Contract #3 and #4, respectively, Somo granted equal ownership of the architectural construction to Riokom and Icecom in consideration for funding the development of the property.  Each of Riokom and Icecom will provide $5,130,000 and 50% of $484,000 to Somo to pay the costs of developing the Kurortny project.

We issued a short term interest-free note to our founder and director, Mr. Nazar Lappa, dated December 5, 2007 and due January 20, 2008, for $3,770,000.  The note was repaid on maturity.  On September 9, 2008, we issued a short term interest-free note to Mr. Lappa in the amount of $3,120,000, due on October 15, 2008.  The note was repaid on maturity.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.            FINANCIAL INFORMATION

We prepare our Financial Statements in US Dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A.           Consolidated Statements and Other Financial Information

Financial Statements filed as part of this report:
Financial Statements of Konsta Real Estate Properties, Ltd. for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 reported on by Intercom-Audit.

Auditor’s Report of Intercom-Audit dated August 24, 2010 for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Balance Sheets as at December 31, 2009, December 31, 2008, and December 31, 2007.

Statements of Operations for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Statement of Stockholders’ Equity for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Statements of Cash Flows for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Notes to Financial Statements

B.           Significant Changes

Since the preparation of the financial statements for the period ended December 31, 2009, there have not been any significant changes to our business, results of operations or financial condition.

Item 9.            THE OFFER AND LISTING

A.           Offer and Listing Details

Not Applicable.

B.           Plan of Distribution

Not Applicable.

C.           Markets

Not Applicable

D.           Selling Shareholders

Not Applicable.

E.            Dilution

Not Applicable.

F.            Expenses of the Issue

Not Applicable.

Item 10.          ADDITIONAL INFORMATION

A.           Share Capital

As of December 31, 2009 and as of August 16, 2010, the authorized capital of the Company is 55,000,000 Ordinary Shares $3.00 par value of which 10,794,811 Ordinary Shares are fully paid, issued and outstanding.  No preferred shares have been issued, nor has any series of preferred shares been designated.

In 2007, 6,554,770 Ordinary Shares were issued to investors for an aggregate consideration of US$12,531,000.

In 2008, 2,913,198 Ordinary Shares were issued to investors for an aggregate consideration of US$4,301,000.

In 2009, 10, 794,811 Ordinary Shares were issued to investors for an aggregate consideration of US$6,657,000.

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

Not Applicable.

C.           Material Contracts

Copies of the Company’s material contracts upon which the Company is dependent have been filed as exhibits to this report
1.
Residential Investment Agreement by and between the Administration of the City of Sochi and Somo, Ltd. (“the Administration) executed on August 6, 2007.

Pursuant to the Agreement, the City of Sochi grants ownership of 90.6% of the property upon its completion to the Somo, however Section 2.12 gives the government the right to determine the use of the apartment building.  The Registrant’s subsidiary Somo receives the right to build and develop the Kurortny project with its own funding.  Upon completion, Somo will be entitled to ownership of 90.6% of the total area of the project and the City of Sochi will be entitled to ownership of 9.4%.  Upon completion, Somo shall sell at least 10% of its space as apartment units for the benefit of the citizenry of Russia.  Phase I of the project is completed upon the preparation of the building yard for construction, obtaining the permits to build on the land and fulfillment of technical conditions.  Phase II is the construction of the apartment building.  Phase III is the assignment by the government of rights to the investor for the use of the apartment building.  The term of completion of the project may be amended by written agreement of both parties.  The agreement is assignable subject to conditions in the agreement.  Failure of the Registrant to meet the following conditions will entitle the Administration to unilaterally cancel the agreement: to obtain insurance, failure to obtain insurance and guarantees to the Administration; failure to provide estimates of the costs of completion of the project during Phase I of the project; failure to obtain the funds necessary to complete the project. Phase I has been competed. Pursuant to the extension of the lease (see #4 below) the construction completion date is  March 1, 2011.

2.
Contract #3 on residential investment in construction of dwelling house executed on June 5, 2007 (as amended by Addendum No. 1 executed on February 1, 2010).

Agreement between the builder, Somo and the investor, Riokom.

Investor promises to transfer funds to Somo for the building of the luxury apartments.  Agreement makes an estimate for the construction costs. According to the agreement Riokom receives a one-half undivided interest in the Kurortny property. Riokom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Riokom has to invest the total sum of approximately US$5,130,000, plus to pay 50% of the Sublease Fee to Some for using this lot of the land. Total amount of the Sublease Fee is US$484,000; Riokom has to pay US$242,000 for the entire term of the lease. Upon completion of the construction Riokom will receive one half (1/2) ownership of the common ownership of the luxury apartments. Builder obliges to complete construction by December 31, 2011. Somo provides a three year limited warranty on the soundness of the construction.

3.
Contract #4 on residential investment in construction of dwelling house executed on January 10, 2008 (as amended by Addendum No. 1 executed on February 1, 2010)..

Agreement between the builder, Somo and the investor, Icecom.

Agreement between the builder, Somo and the investor, Icecom. Investor promises to transfer funds to Somo for the building of the luxury apartments.  Agreement makes an estimate for the construction costs. According to the agreement Icecom receives a one-half undivided interest in the Kurortny property. Icecom’s sublease on the property commenced on July 5, 2007 and ends on March 1, 2011.  Icecom has to invest the total sum of approximately US$5,130,000, plus to pay 50% of the Sublease Fee to Somo for using this lot of the land. Total amount of the Sublease Fee is US$484,000; Icecom has to pay US$242,000 for the entire term of the lease. Upon completion of the construction Icecom will receive one half (1/2) ownership of the common ownership of the luxury apartments. Builder obliges to complete construction by December 31, 2011.  Somo provides a three year limited warranty on the soundness of the construction.

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

The City of Administration of Municipal formation of Gagarin leases a parcel of land in the district of Smolensk to Riokom, Ltd. to construct a multi-unit apartment building.  The rent on the parcel is fixed for a period between June 19, 2007 through June 19, 2009 (which has been extended under #6 below). Lessee has the right of first refusal on the renewal of the lease.  Annual lease payment is $16,000.

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

7.
Contract No. 225/08, from February 18, 2008 to February 18, 2009, between Riokom and Architectural Firm of Tarasov for the development of the Master Plan for construction project of 7-stores MDU in Gagarin (“Orbita”). Total contract - $320,000. This contract has expeired.

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

F.            Dividends and Paying Agents

Not Applicable.

G.            Statement by Experts

The financial statements for the three years ended December 31, 2009, December 31, 2008 and December 31, 2007 included in this Form 20-F have been audited by Intercom-Audit located at 125124, Moscow, 3 rd Street, Yamskogo Fields, building 2 block 13, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

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

None.

Item 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We were formed originally as the Konsta Real Estate Properties Master Fund, Ltd. in the British Virgin Islands , or BVI, on October 3, 2005 and have been domiciled in the Russian Federation since formation.  In order to reorganize into an operating company, we obtained board and shareholder approval to amend and restate our Memorandum and Articles of Association, or the Amendment, which Amendment was effectuated on December 10, 2008.  Pursuant to the Amendment, we removed the rights of members to receive redemption for any shares held by such members and changed our name to Konsta Real Estate Properties, Ltd. In furtherance of our reorganization, on January 9, 2009, the British Virgin Islands Financial Services Commission cancelled our certificate of recognition as a professional fund under the Mutual Funds Act, 1996.

Item 15.          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2009, the end of the period covered by this Annual Report on Form 20-F, management performed, under the supervision and with the participation of our principal executive officer and principal financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably like to materially affect, our internal controls over financial reporting.

Item 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert, as defined in paragraph (d) (2)(5)(ii) of Item 407 of Regulation S-K because we do not currently have adequate financial resources to hire such an individual.

Item 16B.        CODE OF ETHICS

The Company has not adopted a code of ethics but intends to do so within the next 12 months.

Item 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Intercom-Audit, our independent auditors, for fiscal year 2009 and 2008, billed us the fees set forth below for services rendered during years ended December 31, 2009 and 2008, respectively.

Accountant Fees and Services

	For the year ended December 31,
	2008	2009
	(U.S. dollars in thousands)
Audit fees(1)	110	9
Audit-Related Fees	0	0
Tax fees	6	40
Total fees	116	49

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Policies and Procedures

The board of directors, which series as our audit committee, has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Intercom-Audit. The policy generally requires the board of directors’ approval of the scope of the engagement of our independent auditor on an individual basis. Our board of directors has approved 100% of the audit fees, audit-related fees, tax fees and all other fees listed in the table above.

Item 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

Item 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.        CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

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
Independent Auditors’ Report

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2009, DECEMBER 31, 2008 AND DECEMBER 31, 2007

KONSTA REAL ESTATE PROPERTIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
for the years ended 31 December 2009, 31 December 2008 and 31 December 2007

Independent Auditors’ Report

Item 18.          FINANCIAL STATEMENTS

The Registrant has elected to report Financial Statements under Item 17.

Item 19.          EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

3.1	Amended and Restated Memorandum and Articles of Association, (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.1
Residential Investment Agreement between Administration of Sochi and Somo, Ltd.  executed on August 6, 2007 (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference) .

10.2	Agreement between the builder, Somo and Riokom (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.3	Agreement between the builder, Somo and Icecom (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.4	Lease Agreement No. 4900003888 (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.5	Contract on Tenancy #104 (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.6	The Addendum to the Original Lease Agreement № 104 (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.7	Lease Agreement, AP-12-08-08. Riokom Office Lease in Moscow, Russia (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.8	Employment Agreement (Gromova) (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.9	Employment Agreement (Lappa) (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.10	Employment Agreement (Lakshin) (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.11	Employment Agreement (L Plavnik) (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.12	Employment Agreement (Sednev) (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.13	Employment Agreement (R Plavnik) (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.14	Employment Agreement (Sultanov) (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.15	Employment Agreement (Vokhontsev) (previously filed).
10.16	Contract № 225-08 between Riokom and Tarasov, (filed with the Company’s registration statement on Form 20-F filed on March 31, 2010 and incorporated herein by reference)
10.17	Addendum No. 1 to the investment agreement No. 4 (filed with the Company’s registration statement on Form 20-F/A filed on August 25, 2010 and incorporated herein by reference)
10.18	Addendum No. 1 to the investment agreement No. 3(filed with the Company’s registration statement on Form 20-F/A filed on August 25, 2010 and incorporated herein by reference)
12.1	Certification of chief executive officer pursuant to Section 302
12.2	Certification of chief financial officer pursuant to Section 302
13.1	Certification of chief executive officer pursuant to Section 906
13.2	Certification of chief financial officer pursuant to Section 906

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONSTA REAL ESTATE PROPERTIES LTD.

Dated: August 31, 2010	By:	/s/ Roman Plavnik
Roman Plavnik
President and Chief Executive Officer

/s/ Oleg Sultanov
Oleg Sultanov
Chief Financial Officer

Intercom-Audit AUDITING COMPANY Address: 2-13, 3-th Ulitsa Yamskogo polya, 125124 Moscow, Russian Federation Tel.: +7 (495) 937-34-51, E-mail: info@intercom-audit.ru, Internet: www.intercom-audit.ru

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Konsta Real Estate Properties Ltd:

We have audited the accompanying consolidated statement of financial position of Konsta Real Estate Properties Ltd ("the Company") and its subsidiaries as of December 31, 2009 and 2008 and 2007 and the related consolidated statements of operations, cash flows, comprehensive income and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and 2007 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ “Intercom-Audit”
--------------------------------------------
INTERCOM AUDIT
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Moscow, Russian Federation

August 24, 2010

“Intercom-Audit” auditing company is an Independent Member of BKR International
-  -

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Consolidated statement of financial position

	Notes	As of 31 December 2009	As of 31 December 2008	As of 31 December 2007
ASSETS
Current assets
Cash and cash equivalents	15	$13	$33	$47
Short-term loans	12	570	-	3 770
Other receivables	13	208	341	43
Other current assets	14	68	2	31
Total current assets		859	376	3 891

Non-current assets
Trading property	11	22 613	15 504	8 880
Property, plant and equipment, net	9	39	65	49
Intangible assets	10	12 901	13 851	9 390
Deferred tax assets	17	504	212	53
Other non-current assets		-	-	343
Total non-current assets		36 057	29 632	18 715

TOTAL ASSETS		$36 916	$30008	$22606

LIABILITIES
Current liabilities
Other payables	18	$1 290	$597	$32
Short-term borrowings	19	477	68	6
Total current liabilities		1 767	665	38

Long-term liabilities
Long-term borrowings	19	-	75	64
Deferred tax liabilities	17	2 539	2 530	2 257
Total long-term liabilities		2 539	2 605	2 321

EQUITY
Ordinary Shares, $3.00 par value, 55,000,000 shares authorized, 10,794,811 shares issued and outstandingat 31/12/2009 (9,467,968 - at 31/12/2008, 6,554,770 - at 31/12/2007)	20	32 384	28 404	19 664
Share premium		(8 314)	(11 572)	(7 133)
Revaluation reserve		9 378	10 111	7 133
Translational reserve		21	22	23
Retained earnings		(859)	(227)	560
Total equity attributable to shareholders of Company		32 610	26 738	20 247
Non-controlling interests	4.2	-	-	-
Total equity		32 610	26 738	20 247

TOTAL LIABILITIES AND EQUITY		$36 916	$30 008	$22 606

_______________
Plavnik Roman
Chairman of Board of Directors

August 24, 2010

The notes are an integral part of these consolidated financial statements

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Consolidated statements of operations

	Notes	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007

Income
Commissions fee		$-	$338	$881
Other operating income		-	7	-
Total income		-	345	881

Operating expenses	7	(572)	(1 326)	(414)

Exchange difference gain/(loss)		(179)	10	34

Operating income/(loss)		(751)	(971)	501

Interest income	8	-	-	17
Interest expense	8	(6)	(5)	(2)

Income/(loss) before tax		(757)	(976)	516

Income tax	16,17	125	189	44

Net income/(loss)		$(632)	$(787)	$560

Basic and diluted income(loss) per share in US dollars	21	$(0,05)	$(0,10)	$0,11
Attributable to:
shareholders of Company		$(0,05)	$(0,10)	$0,11
non-controlling interests		$-	$-	$-

_______________
Plavnik Roman
Chairman of Board of Directors

August 24, 2010

The notes are an integral part of these consolidated financial statements

-  -

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Consolidated statements of comprehensive income

	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007

Net Income (Loss)	$(632)	$(787)	$560
Other comprehensive income (loss)
Foreign exchange difference	(290)	(1 175)	23
Revaluation of tenant right	(555)	4 427	9 386
Income tax relating to components of other comprehensive (loss)/income	111	(275)	(2 253)
Other comprehensive income (loss), net of tax	(734)	2 977	7 156
Comprehensive income (loss)	$(1366)	$2190	$7 716
Attributable to:
shareholders of Company	$(1366)	$2190	$7716
non-controlling interests	$-	$-	$-

_______________
Plavnik Roman
Chairman of Board of Directors

August 24, 2010

The notes are an integral part of these consolidated financial statements

-  -

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Consolidated statements of stockholders' equity

	Note	Share capital	Share premium	Revaluation reserve	Translational reserve	Retained earnings	Equity attributable to the shareholders of the company	Non-controlling interests	Total Equity
Equity at 01 January 2007		$-	$-	$-	$-	$-	$-	$-	$-
Issue of shares	20	19 664	(7 133)	-	-	-	12 531	-	12 531
Comprehensive income		-	-	7 133	23	560	7 716	-	7 716
Equity at 31 December 2007		19 664	(7 133)	7 133	23	560	20 247	-	20 247
Issue of shares	20	8 740	(4 439)	-	-	-	4 301	-	4 301
Comprehensive income		-	-	2 978	(1)	(787)	2 190	-	2 190
Equity at 31 December 2008		28 404	(11 572)	10 111	22	(227)	26 738	-	26 738
Issue of shares	20	3 980	3 258	-	-	-	7 238	-	7 238
Comprehensive income		-	-	(733)	(1)	(632)	(1 366)	-	(1 366)
Equity at 31 December 2009		$32 384	$(8314)	$9378	$21	$(859)	$32 610	$-	$32610

_______________
Plavnik Roman
Chairman of Board of Directors

August 24, 2010

The notes are an integral part of these consolidated financial statements

-  -

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Consolidated cash flow statements

	Notes	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007
Cash flows from operating activities
Income/(loss) before tax		$(757)	$(976)	$516
Adjustment for:
- Depreciation and amortization		26	18	-
- Exchange difference gain/loss		179	(10)	(34)
		(552)	(968)	482

Net change in other receivables		133	(298)	(43)
Net change in other payables		693	(175)	31
Net change in other assets and liabilities		(86)	406	(323)
Interest paid		(6)	(5)	(2)
Net cash provided by(used in) operating activities		182	(1 040)	145

Cash flows from investing activities
Acquisition of plant, property & equipment		-	(34)	(49)
Construction in progress		(7 109)	(6 624)	(8 880)
Acquisition of subsidiaries		(95)	(460)	-
Borrowings to Director		(570)	(3 120)	(3 770)
Proceeds from borrowings repayment		-	6 890	-
Net cash (used in)investing activities		(7 774)	(3 348)	(12 669)

Cash flows from financing activities
Proceeds from issue of shares		7 238	4 301	12 531
Repayments of borrowings		(68)	(6)	-
Proceeds from borrowings		402	79	70
Net cash provided by financing activities		7 572	4 374	12 601

Net increase (decrease) in cash and cash equivalents		(20)	(14)	47
Cash and cash equivalents at beginning of the year		33	47	-
Cash and cash equivalents at end of the year	15	$13	$33	$47

Additionally:
Cash paid for:
Income taxes	(6)	(5)	(2)
Interest	-	(6)	(8)

_______________
Plavnik Roman
Chairman of Board of Directors

August 24, 2010

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

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

The total cost of the project is estimated to be $30 million, of which $14,820 million has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2011, at which time we expect the project to be sold. In addition, the Company plans to operate the medical center for 10 years after the completion of construction.The current completion of Kurortny project is 46,3%of the budget cost.

The other project is known as Orbita, in the City of Gagarin, Russia. This project is planned as a mixed use, business-class residential project what will include seven floors. The total size of the project is planned to be 13,775 sq. meters.

The total cost of the project is estimated to be $16 million, of which $7.793 million has been spent to date. The estimated completion of construction is expected for the fourth quarter of 2012.The current completion of Orbita project is 43,3%of the budget cost.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements

2.         Basic of preparation

(a)       Statement of compliance

These consolidated financial statements were prepared in accordance with the historical cost method, except for the following items: investment property, land and premises and financial assets available for sale measured at fair value.

Consolidated financial statements are presented in US dollars, with all amounts rounded up to thousands except for cases otherwise specified.

(b)       Going concern basis

The consolidated financial statements have been prepared on a going concern basis providing for the disposal of assets and discharge of liabilities in the course of common business activity. The financial statements do not incorporate any adjustments which would be required if the Company could not further continue carrying out its financial and business activity in accordance with the going concern basis.

(c)       Declaration of Conformity

Consolidated financial statements of the Company were prepared in conformity with the revised International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

(d)       Consolidation basis

Consolidation basis applied since 1 January 2009
Consolidated financial statements include financial statements of the Company and its subsidiaries as of 31 December 2009.
Subsidiaries are fully consolidated by the Company since the date of acquisition, i.e. the date of receiving control over a subsidiary, and continue to be consolidated until the date of losing such control. Financial statements of subsidiaries are prepared for the same period as the parent statements on the basis of consistent application of the accounting policy for all companies of the Company. All intercompany balances, income and expense, unrealized income and expense, as well as dividends arising as a result of intercompany transactions are fully excluded.

Change in the non-controlling interest without loss of control is recorded as capital transaction.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

Losses are charged to the non-controlling interest even if this results in a negative balance.

If the Company looses control over a subsidiary, then it:

❖	Derecognizes assets and liabilities of the subsidiary (including the associated goodwill);
❖	Derecognizes the carrying amount of non-controlling interest;
❖	Derecognizes cumulative exchange differences reported in equity;
❖	Recognizes fair value of the consideration received;
❖	Recognizes fair value of the remaining investment;
❖	Recognizes the income or loss surplus or deficit occurred as a result of the transaction;
❖	Reclassifies to profit or loss the parent share in the components earlier recognized as other comprehensive income.

Consolidation basis applied before 1 January 2009 (applied in 2007 and 2008)

In contrast to the above principles applied prospectively, the following principles were used:

❖
Non-controlling interest formed a portion of income/loss and net assets not owned by the Company and was reported separately in the consolidated profit and loss statement and in the consolidated statement of financial position within equity, separately from the parent’s equity. Acquisition of the non-controlling interest was accounted for under the parent continuation method of accounting where the difference between the consideration paid and the carrying amount of the acquired share of net assets was recognized as goodwill.

❖
Losses incurred by the Company were charged to the non-controlling interest until its book value was reduced to zero. Subsequent losses were charged to the parent company, except for cases when the non-controlling interest holders had a binding obligation to cover losses.

❖	At lost of control over a subsidiary the remaining investment was accounted for according to the proportional share in the net asset value as at the date of loss of control.

2.1         Changes in the accounting policy and disclosure principles

The adopted accounting policy corresponds to the accounting policy applied in the previous reporting year, with the following exceptions:

As at 1 January 2009 the Company applied the following new or reviewed Standards and Interpretations:

Amendment to IFRS 2 «Share-Based Payment»: «Vesting Conditions and Cancellations» effective from 1 January 2009

Amendment to IFRS 2 «Share-Based Payment: Group Cash-Settled Share-Based Payment Transactions» effective from 1 January 2010 (applied earlier)

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009 and 2008
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

IFRS 3 «Business Combinations» (as revised) and IAS 27 “Consolidated and Separate Financial Statements» (as amended) effective from 1 July 2009 (applied earlier), including the accompanying amendments to IFRS 7, IAS 21, IAS 28, IA) 31 and IA) 39.

Amendment to IFRS 7 Financial Instruments: Disclosures: Improvement of Disclosures about Financial Instruments» effective from 1 January 2009

IFRS 8 «Operating Segments» effective from 1 January 2009

IAS 1 Presentation of Financial Statements» effective from 1 January 2009

IAS 23 «Borrowing Costs (as revised») effective from 1 January 2009.

Amendments to IFRS 32 Financial Instruments: Disclosures and IAS 1 Presentation of Financial Statements: Puttable Instruments and Obligations Arising at Liquidation effective from 1 January 2009

Amendments to IFRS 39 «Financial Instruments: Recognition and Measurement – Exposures Qualifying for Hedge Accounting» effective from 1 July 2009 (applied earlier)

Amendments to IFRIC 9 «Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement» effective for periods ending on or after 30 June 2009.

IFRIC 13» Customer Loyalty Programmes» effective from 1 July 2008.

IFRIC 16 «Hedges of a Net Investment in a Foreign Operation» effective from 1 October 2008.

IFRIC 18 «Transfers of Assets from Customers» effective from 1 July 2009 (applied earlier)

In cases when adoption of a standard or an interpretation had an effect on financial statements or operating results of the Company, this effect is described below:

IFRS 2 «Share-Based Payment» (as amended) IASB published the amendment to IFRS 2 that clarifies the vesting conditions and prescribes the accounting method for the consideration to be cancelled.

The Company has applied this amendment since 1 January 2009, which did not have effect either on its financial position or operating results.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

IASB published the amendment to IFRS 2 that clarifies the scope of application and method of accounting of group cash-settled share-based payment transactions. The Company has applied this amendment since 1 January 2009, which did not have effect either on its financial position or operating results.

IFRS 3 “Business Combinations” (as revised) and IAS 27 “Consolidated and Separate Financial Statements” (as amended).

The Company has applied the revised IFRS 3 from 1 January 2009. The revised IFRS 3 introduces significant changes to the procedure for accounting of business combination transactions made after this date. These changes influence the measurement of minority interest, accounting of transaction expenses, initial recognition and further measurement of contingent consideration, as well as accounting of business combination achieved in stages. These changes will influence the amount of the recognized goodwill, operating results for the period when acquisition occurred, as well as operating results reported in financial statements for subsequent periods. According to the requirements of IAS 27 (as amended), the change in minority interest (without loss of control) should be recorded as capital transaction. Thus, such transactions will no longer determine either occurrence of goodwill or recognition of income or expense. Furthermore, the revised standard changes the method of accounting losses of subsidiaries, as well as accounting of a loss of control over a subsidiary. Changes in requirements to the IFRS accounting policy introduced by IFRS 3 (as revised) and IAS 27 (as amended) will influence future acquisitions and transactions resulting in a loss of control over subsidiaries, as well as minority interest transactions.

These changes in the accounting policy have been applied prospectively and did not have significant influence on earnings per share.

IFRS 7 “Financial Instruments: Disclosures” (as amended)

The amendment introduced into the standard requires additional disclosures about fair value measurement and liquidity risk. The disclosure about the fair value measurement of the items reported at the fair value must be done by data source, using a three-level hierarchy of fair value sources for each class of financial instruments recognized at the fair value. Apart from that, the revised standard requires reconciliation between the beginning and ending balance for fair value measurements at level 3, as well as disclosure about significant transfers between the levels of the hierarchy of fair value sources. The amendment also clarifies requirements with regard to disclosures about liquidity risk for transactions with derivative financial instruments and assets used for liquidity management. The amendment did not have material effect on the disclosure about liquidity risk provided in Note 3.5.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

IFRS 8 “Operating Segments”

IFRS 8 effective from 1 January, 2009 replaced IAS 14 “Segment Reporting”. The Company came to a conclusion that the operating segments determined in accordance with IFRS 8 coincide with those determined earlier in the course of application of IAS 14.

IAS 1 “Presentation of Financial Statements” (as revised)

The revised standard differentiates between the changes in equity due to transactions with owners and other changes in equity. The statement of changes in equity will contain only information about transactions with owners, while all other changes in equity will be reported in reconciliation for each component of equity. Furthermore, the standard introduces the requirement to present a statement of comprehensive income including all items of recognized income and expense, which may be presented either in a single statement or in two related statements. The Company has elected to present the required information using a two-statement approach.

IAS 23 “Borrowing Costs” (as revised)

The revised IAS 23 requires capitalizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. The accounting policy earlier applied by the Company required recognizing the borrowing costs in expense as incurred. In accordance with the transitional provisions of the revised IAS 23, the Company has applied this standard prospectively. Thus, only those borrowing costs are capitalized that are attributable to assets qualifying as of or after 1 January 2009.

Amendment to IAS 32 “Financial Instruments: Presentation” and IAS1 “Presentation of Financial Statements”: “Puttable Instruments and Obligations Arising at Liquidation”

The amendments introduced to the standards permit constrained exception from the scope of application, according to which some puttable financial instruments may be classified as equity instruments if they meet certain criteria. The application of these amendments did not have effect either on financial position or operating results of the Company.

Amendment to IAS 39 “Financial Instruments: Recognition and Measurement”: “Items Qualifying for Hedge Accounting”

The amendment clarifies that an entity may portion of part of change in the fair value or variability of cash flows for a financial instrument as a hedged item. Additionally, the amendment raises the issue of identifying inflation as a hedging risk or part of this risk in specific circumstances. The Company came to a conclusion that this amendment will not have effect on its financial position or operating results since the Company does not engage in hedging transactions.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

Amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 “Financial Instruments: Recognition and Measurement”

Pursuant to the amendment to IFRIC 9 an entity must assess whether an embedded derivative is required to be separated from the host contract when an entity reclassifies a compound financial instrument out of the 'fair value through profit or loss' category. Such assessment must be done on the basis of the conditions that existed at the latest of the following dates: the date an entity first became a party to the contract or the date of introducing changes to the contract that significantly modify the cash flows. The revised IAS 39 specifies that when an embedded derivative may not be reliably assessed, the whole compound instrument must still be classified as belonging to the “fair value through profit or loss” category.

IFRIC 13 “Customer Loyalty Programmes”

IFRIC 13 requires loyalty award credits granted under customer loyalty programmes to be accounted for as separate components of the sale transaction under which they are granted. A portion of the fair value of the received consideration is allocated to the award credits and attributed to subsequent periods. Then the amount attributed to subsequent periods is recognized as revenue in periods when an entity fulfills its obligations with regard to the awards. Application of these amendments did not have effect either on the financial position or operating results of the Company.

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”

This interpretation must be applied prospectively. IFRIC 16 provides instructions on accounting of hedge of a net investment. It also provides instructions on how to identify currency risks qualifying for hedge accounting in a hedge of a net investment, as well as the instructions on which entity within a group can hold a hedging instrument in a hedge of a net investment. Furthermore, the Interpretation specifies how an entity should determine the amounts of income or expense from currency translation to be reclassified to profit or loss for both the hedged investment and the hedging instrument when the entity disposes of the investment.

IFRS Improvements

In May 2008 and April 2009, IASB issued the first collection of amendments to its standards, aiming mostly at removal of internal irregularities and clarification of wordings. For each standard, there are specific transitional provisions.

Application of the below standards (as amended) has resulted in change of the accounting policy but did not have effect either on financial position or operating results of the Company.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

Amendment to IFRS 5 «Non-Current Assets Held for Sale and Discontinued Operations» clarifies that the requirements with respect to disclosures of non-current assets and disposal groups that are classified as held for sale, as well as disclosures of discontinued operations are exclusively specified in IFRS 5. The requirements with respect to disclosures specified in other IFRS apply only if expressly provided for such non-current assets or discontinued operations.

Amendment to IFRS 8 «Operating Segments» clarifies that segment assets and liabilities must be reported only if these assets and liabilities are included in the estimate used by an executive authority responsible for making operating decisions.

Amendment to IAS 1 «Presentation of Financial Statements»: Assets and Liabilities Classified as Held for Trading under IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the statement of financial position. The Company has analyzed whether the Management’s estimate for the period of disposal of financial assets and liabilities differs from the instrument classification. As a result, no reclassifications between the current and non-current financial instruments are found in the statement of financial position.

Amendment to IAS 7 «Statement of Cash Flows» explains that only costs resulting in asset recognition may be classified as cash flows. This amendment will have effect on presentation in the statement of cash flows of the contingent consideration provided in the course of the business combination completed in 2009 at cash outflows.

Amendment to IAS 16 «Property, Plant and Equipment» has replaced the term “net selling price” with the term “fair value net of costs to sell ”. The Company has accordingly changed its accounting policy, which did not modify its financial position.

IAS18 «Revenue»: IASB has introduced a guidance (supplementing the standard) for determining whether an entity is acting as a principal or as an agent. Below are the key questions to be considered in doing so:

❖ Whether an entity bears primary liability for providing products or services;
❖ Whether an entity is exposed to the risk of impairment or loss of inventories;
❖ Whether an entity is free at pricing;
❖ Whether an entity is exposed to credit risk.

The Company has analyzed its contracts for receiving revenue under these criteria and has concluded that in all such contracts it acts as a principal. The accounting policy with respect to revenue recognition has been changed as appropriate.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

Amendment to IAS 20 «Accounting for Government Grants and Disclosure of Government Assistance»:

According to the introduced amendments, interest-free loans and below-market loans will no longer be excluded from the scope of application of the imputed interest accrual requirement. Imputed interest will be accrued on below-market loans. This amendment did not have effect on the Company financial statements as the received government grants are actually not loans but non-repayable grants.

Amendment to IAS 23 «Borrowing Costs»:

Definition of borrowing costs was reviewed with a view to combine two types of items recognized as components of borrowing costs into one – interest costs calculated by means of effective interest rate method, according to IAS 39.

The Company has accordingly modified its accounting policy, which did not cause changes to its financial position.

Amendments to IFRS 36 «Impairment of Assets»: If discounted cash flows are used for measurement of “fair value net of costs to sell”, then the amendment prescribes an additional disclosure of the discount rate, as well as the associated information which disclosure is required at application of discounted cash flows for measurement of value in use. This amendment has not had effect on the consolidated financial statements of the Company for this reporting period as the recoverable cost of each of its cash generating units is now determined based on value in use. Apart from that, an amendment was introduced identifying a separate operating segment under IFRS 8 as the largest unit that may be used for distribution of goodwill gained as a result business combination, not an aggregation of separate operating segments grouped for purposes of reporting. The amendment did not have effect on the Company financial statements since annual audit for impairment is performed for separate segments prior to their aggregation.

Amendment to IAS 38 «Intangible Assets»: The costs associated with advertizing and promotional activities are recognized as expenses at the moment when the Company either has the right to access products or receives a service. This amendment did not have effect on the Company activities as it is not involved in such types of promotional activities.

The reference to extraordinary rare, if any at all, convincing evidences in support of intangible assets depreciation method other than straight-line depreciation method was removed. The Company has reviewed the useful life of the owned intangible assets and has concluded that application of a straight-line depreciation method is still justified.

Other amendments to the below standards adopted as a result of the project “IFRS Improvements’ did not have effect on accounting policy, financial position or operating results of the Company:

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

IFRS 2 «Share-Based Payment»
IFRS 7 «Financial Instruments: Disclosures»
IAS 8 «Accounting Policies, Changes in Accounting Estimates and Errors»
IAS 10 «Events after the Reporting Period»
IAS 19 «Employee Benefits»
IAS 27 «Consolidated and Separate Financial Statements»
IAS 28 «Investments in Associates»
IAS 31 «Interests in Joint Ventures»
IAS 34 «Interim Financial Reporting»
IAS 38 «Intangible Assets»
IFRS 39 «Financial Instruments: Recognition and Measurement»
IAS 40 «Investment Property»
IFRIC 9 «Reassessment of Embedded Derivatives»
IFRIC 16 «Hedges of a Net Investment in a Foreign Operation»

2.2         Segment reporting

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

The only operating segment of the Company is implementation of medium-term real estate development projects. All operational activity of the Company is carried out in the Russian Federation.

2.3         Foreign currency translation

(a) Functional and presentation currency

The Board of Directors considers the USD as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions. The financial statements are presented in USD, which is the Company’s functional and presentation currency.

(b)  Foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at end of period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.Results and financial indices of foreign business are translated into presentation currency to include them in the Company’s financial statements in accordance with consolidation principles such as elimination of the balances on calculations within the group and intercompany transactions of a subsidiary. In accordance with IAS 21.45 the incorporation of the results and financial position of a foreign operation with those of the reporting entity follows normal consolidation procedures, such as the elimination of intragroup balances and intragroup transactions of a subsidiary.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

However, an intragroup monetary asset (or liability), whether short-term or long-term, cannot be eliminated against the corresponding intragroup liability (or asset) without showing the results of currency fluctuations in the consolidated financial statements. This is because the monetary item represents a commitment to convert one currency into another and exposes the reporting entity to a gain or loss through currency fluctuations. Accordingly, in the consolidated financial statements of the reporting entity, such an exchange difference continues to be recognized in profit or loss or, if it arises from the circumstances described in IAS 21.32, it is classified as equity until the disposal of the foreign operation.

The goodwill gained when acquiring foreign business, and any adjustments of fair value of assets and liabilities appeared when acquiring this foreign business are recorded as its assets and liabilities that are expressed in functional currency of this foreign currency and translated at a closing rate.

2.4         Property, plant and equipment

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

2.5         Operating lease

In case of operating leases, lease payments are recorded as expenses allocated equally in the course of the entire lease period, except for cases when another systematic basis shows the time schedule to gain benefits more distinctly.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

2.6         Intangible assets

Intangible assets are presented in the fair value accounting. Intangible assets mainly include tenant rights on land. In accordance with the Urban Development Code of Russian Federation the rights to lease the land are given to the company-developer by the governing agencies. Usually, the leasing rights are given for the duration of the construction project and can be extended in case the construction is not completed on time, because at this stage of the development of the investment property the tenant rights can not be revoked. On top of that the rights for the lease of the land have to be transferred to the final tenant. The ownership of the tenant rights is temporarily for the Company and required only for the completion of the construction project, because is issued by the government authorities especially for the purpose of the development of the approved construction object. Market value of the tenant rights can not be amortized by the Company during the construction period (thus they are assumed to have an indefinite useful life for the Company), because the ownership rights for the lease of land are temporary. In addition, the value of rights will increase many times with the completion of the construction project; thus, in case of depreciation of the fair value of the existing tenants rights during the course of construction this may lead to the accumulated discrepancy from period to period between actual market value and market value recorded in financial statements, which will be a deviation from the principal of accounting assets based on their market value.

In accordance with the construction practice of the Russian Federation, these tenant rights using for construction are of strong demand on the market and assessed at the market value. The market for such tenant rights is steady and stable, and on top the demand is keen based on the growing construction demand in Sochi due to 2014 Winter Olympics. These rights can be transferred, sold to the party concerned without any restrictions.

They are often sold with a subsidiary to which these rights are acquired. After the construction is completed, rights to land lease are re-executed in favor of an ultimate consumers of the real estate.

The fair value of lease rights is determined bythe Company, and in doing so the Company considers in part the report ofan independent professional appraiser with the appropriate qualification and long-term experience in appraising similar facilities; a comparative method is applied for valuation. This method envisages comparisons of the nature and differences of every similar facility from the facility to appraise, comparison of prices of every similar facility, calculation of the market value of a facility applying justified aggregation of prices of similar facilities. Elements for comparison include factors of the value of a facility to appraise which change influences the market value of a facility to appraise.

2.7         Goodwill

Goodwill means the excess of purchase cost over the fair value of the portion of net assets, liabilities and contingent liabilities of an acquired subsidiary as at the date of acquisition. Goodwill is measured for possible impairment at least on an annual basis, and also if any signs of impairment are in place. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash generating units.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

If the buyer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities is in excess of business combination costs it is recognized as income generated from a subsidiary acquisition in the income statement.

2.8         Trading Property

Construction of real estate projects for the purpose of the onward sale is presented in the accounting as trading property and is estimated at actual incurred expenditure costs.

After recognition trading property is measured at the lowest of: cost of acquisition and net realizable value.

At each reporting date, the Group assesses if there are any indications of possible impairment of the asset. If this is a case or if annual assessment for impairment is required for the asset, then the Group assesses the recoverable amount for the asset.

2.9         Trade and other receivables

Trade and other receivables are stated at historical cost net of allowance. The Company makes provision for past due doubtful trade and other receivables based on historical experience.

2.10         Cash and cash equivalents

Cash and cash equivalents include cash in hand, demand deposits, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Restricted cash balances comprise balances of cash and cash equivalents which are restricted as to withdrawal under the terms of certain borrowings or under banking regulations.

2.11         Repurchase of treasury shares

If shares accounted for as share capital are repurchased, the paid–out amount, including transaction direct expenses, is accounted for as changes in equity.

2.12         Loans and Borrowings

Loans and borrowings are initially carried at par value. Long-term credits and loans are recorded at amortized cost applying the effective interest rate method. Respective income and losses are recognized in the profit and loss statement.

2.13         Expenses on loans

Expenses on loans directly connected with acquisition, construction or production of an asset that demands a long period to be prepared for operation in accordance with the Company’s intentions or for sale are capitalized as a part of the initial value of this asset. All other expenditures on loans are recorded as expense in the reporting period when expenses are borne. Expenditures on loans include payment of interest and other expenses borne by the Company with respect to borrowings.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

2.14         Trade and other payables

In initial recognition, trade and other payables are reported at its fair value and subsequently accounted for at amortized cost based on the effective interest rate method.

2.15         Provisions

Provision is recorded in the statement of financial position if the Company’s liability appears, de jure or de facto, as a result of a certain event, and there is a probability that some cash outflow may be required to settle the liability. If the influence of discounting is material, the amounts of provisions will be measured by discounting anticipated future cash flows at before tax discount rates, which reflects the present market value of the temporary cost of cash and risks, as appropriate, related to this liability.

2.16         Income tax

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

2.17         Deferred tax

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

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

2.18         Financial income and expenses

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

If the borrowings were specifically obtained by the Company for acquisition, construction, or production of a certain qualified asset, the amount of costs to be capitalized is determined as actual expenses incurred when obtaining a loan in the reporting period, less any revenues from short-term investment of those borrowed funds prior to investing them to the qualified asset.

2.19         Impairment of assets

The Company assesses at each reporting date whether events or changes in circumstances indicate that an asset may be impaired. An impairment loss is recognized if an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the income-generating unit of that asset. Impairment losses are carried to the statement of income.Management estimated the fair value, and in doing so considered in part the report of third party professional appraiser.

2.20         Revenues

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

Service and management charges are recognized in the accounting period in which the services are rendered. When the Company is acting as an agent, the commission rather than gross income is recorded as revenue at the date when the commission is earned.

2.21         Employee benefits

In the normal course of business the Company contributes to the Russian Federation State pension plan on behalf of its employees. Mandatory contributions to the State pension plan, which is a defined contribution plan, are expensed when incurred and are included within staff costs inoperating expenses. The Company does not have discretionary post-retirement obligations.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

2.22         Dividends

Dividends and dividend taxes are stated as liability in the period when they are declared by the General meeting of shareholders and are payable in accordance with legal and regulatory requirements. The amount of retained earnings, which may be distributed among shareholders in accordance with applicable laws and regulations, is determined on basis of financial statements of separate companies of the Company. These amounts may differ significantly from the amounts calculated on basis of IFRS.

2.23         Fair value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2009, 2008 and 2007. The respective carrying value of certain on-balance-sheet financial instruments, approximate their fair values. These financial instruments include cash, account receivable, short term loans, accounts payable, and short term borrowings. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

The carrying value of the Company’s long-term debt approximated its fair value on the current market conditions for similar debt instruments.

2.24         Earnings per Share

(a)         Basic

Basic earnings per share is calculated by dividing the profit, attributable to equity shareholders of Company by the weighted average number of shares outstanding during the period, excluding the weighted average number of ordinary shares purchased by the Company and held as treasury shares.

(b)         Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company may have two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

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

3.3         Interest rate risk

The majority of the Company’s financial assets and liabilities are non-interest bearing. As a result, the Company is not subject to significant amounts of risk due to fluctuations in the prevailing levels of market interest rates.

In accordance with the Company’s policy, the Board of Directors reviews overall interest sensitivity on a quarterly basis.

3.4         Credit risk

The Company takes no exposure to credit risk. The amount of actives of the Company subject to credit risk is insignificant.

In accordance with the Company’s policy, the Board of Directors reviews credit position on a quarterly basis.

3.5         Liquidity risk

Short-term borrowings have arisen during the period.In presented periods information about short-term borrowings is disclosed in Note 19.a, 19.b and 19.c.

In accordance with the Company’s policy, the Board of Directors reviews liquidity position on a quarterly basis.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

3.6         Currency risk

The Company holds assets denominated in currencies other than the USD, the functional currency. It is therefore exposed to currency risk, as the value of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. The Company’s policy is not to enter into any currency hedging transactions.

The table below summarizes the Company’s exposure to currency risks.

	As of 31 December 2009	As of 31 December 2008	As of 31 December 2007

ASSETS
Intangible assets	$12 901	$13 851	$9 390
Plants, property and equipment	39	65	49
Trading property	22 613	15 504	8 880
Cash and cash equivalents	13	33	47
Total Assets	$35 566	$29 453	$18 366

In accordance with the Company’s policy, the Investment Manager monitors the Company’s currency position on a daily basis, and the Board of Directors reviews it on a quarterly basis.

3.7         Potential penalties, guarantees, building permits

The Company exposes to risks specific to real estate: potential penalties to buyers, cancelling of building permits, repayment of guaranties, etc.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

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

Fair value of intangible assets

The Company possesses intangible assets that are recognized at fair value. Such assets include tenant rights, construction licenses and technical permissions of regulatory authorities. Fair values of such assets are determined annually bythe Company, and in doing so the Company considers in part the report of independent appraisers.
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

Thus, the results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy are translated into a different presentation currency using the following procedures:

(a)	assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of that statement;
(b)	income and expenses for each income statement (i.e. including comparatives) are translated at exchange rates at the dates of the transactions;
and
(c)	all resulting exchange differences are recognized as a separate component of equity (named in presented financial statements as Translational reserve).

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

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

Recognition of liabilities under investment contract

In accordance with terms and conditions of the Residential Investment Agreement by and between the Administration of the City of Sochi and the group subsidiary (“SOMO” LLC) of August 6, 2007, the Company is obligated to transfer 9,4% of the total Kurortny project area to the Administration of the City of Sochi only upon completion of the construction and technical approval of the building by the designated municipal and state authorities. Due to this fact the Company’s management has decided not to account for the share of the City of Sochi in the presented consolidated financial statements. According to common business practice, the liability under the above-mentioned Investment Agreement would be accounted for when the construction project is completed by more than 60%. At the reporting date the completion of the construction project is less than 60%.

Non-controlling interests in “SOMO” LLC

The Company’s Management has prepared these combined consolidated financial statements that account for 100% factual ownership in “SOMO” LLC, including the interest owned by the main beneficiary of the Company (Roman Plavnik). The interest in “SOMO” LLC owned by Roman Plavnik is fully transferred to the Company for purposes of operational management. For this reason, the Company’s management has not accounted for the minority interest in these combined consolidated financial statements. The Management understands the requirements of IAS 27 related to the use of the purchase method, and further discloses that these consolidated financial  statements  are  combined  and  prepared  with  deviation  from  IAS 27  only in the part related to the method of purchasing interest in “SOMO” LLC. This approach can be used in practice to account for the factual ownership interest in subsidiaries when the entire group of companies is managed by the final single beneficiary.

Besides controlling “SOMO” LLC de facto after the reporting date, the Company has acquired 2/3 of the ownership interest in “SOMO” LLC and therefore confirms its status of 100% ownership in “SOMO” LLC de jure (see Events after the balance sheet date).

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

5.           Segment information

The only operating segment of the Company is implementation of medium-term investment projects.

6.           Subsidiaries

The list of subsidiaries with indication of ownership interest of the Company in share capital as of 31 December 2007, 31 December 2008 and 31 December 2009, countries of incorporation and type of subsidiary’s activity.

	Activity	Country of incorporation	As of 31 December 2007 Ownership or participation interest	As of 31 December 2008 Ownership or participation interest	As of 31 December 2009 Ownership or participation interest
Jirmalia Holdings	Investment activity	Cyprus	99%	99%	99%
«Riocom» LLC	Operations with trading property	Russia	100%	100%	100%
«Icecom» LLC	Operations with trading property	Russia	100%	100%	100%
«SOMO» LLC	Operations with trading property	Russia	-	100%	100%
«SOMEX» LLC	Operations with trading property	Russia	-	-	100%

Setting up of “Somex” LLC

In the first quarter of 2009 the Company set up a new fully-owned company - “Somex” LLC. In accordance with constituent documents and Russian law, “Somex” LLC is not public. The authorized capital of “SOMO” LLC is not a shareholders' equity, it consists of the face value of the ownership ratio of participants. The amount of the authorized capital is equal to 10 000 roubles (about USD 3 thousand). This company will be involved in Group’s operations with trading property and construction.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

Acquisition of “SOMO” LLC
In the fourth quarter of 2008 the Company acquired 1/3 of “SOMO” LLC.Despite the fact that 2/3 of the company belonged to Roman Plavnik the Company did not control the «SOMO» LLC.On acquisition of the remaining share the Company acquired the full control over the «SOMO» LLC (thus, the Company actually controlled its subsidiary SOMO LLC through direct ownership of 1/3 interest and operational management of the 2/3 interest belonging to Roman Plavnik).  The judgments of the Company’s management on reporting the non-controlling interest in case of acquisition of SOMO LLC are provided in Note 4.2. (see Non-controlling interests in “SOMO” LLC).

The total acquisition amount is equal to $1,200,000 in cash of which $460,000 was paid in 2008 and $95,000 was paid in 2009.The remaining balance is due on or before March 1, 2011.

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

October 8, 2008
Investment for purchasing of the ratio of a third-party owner (or one third of the Authorized Capital)	$1 200
Loan to "SOMO" LLC forgiven at closing	201
Liabilities of "SOMO" LLC assumed at closing	244
Total purchase cost to be allocated	$1 645

Allocation of purchase cost:
Fair value of "SOMO" LLC assets at closing	$433
Purchase cost in excess of fair value of assets acquired	1 212
Total purchase cost	$1 645

The purchase cost in excess of the fair value of net assets acquired was recorded as goodwill.

Had the acquisition of "SOMO" LLC taken place at January 1, 2009 and 2008 the unaudited results of operations would have been as follows:

	2009	2008

Revenue	$-	$-
Net income/(loss)	$-	$-

Since October 8, 2008 “SOMO” LLC has been included in the consolidation.“SOMO” LLC is working on a construction project in Sochi.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

7.           Operating expenses

	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007

Operating expenses
Wages, salaries	$251	$283	$82
Social insurance	19	58	20
Transportation	1	1	-
Telephone	3	9	3
Travel expenses	5	92	75
Representation expenses	-	-	17
Repairs and renewals	6	15	39
Cleaning	-	33	-
Accountancy & Audit	9	110	-
Legal & notary fees	-	-	23
Consulting	-	8	15
Rent	137	158	61
Light and heat	2	-
Bank charges	2	16	12
Depreciation	23	18	-
Directors' Remuneration	51	43	-
Materials (include fuel)	2	4	8
Taxes	40	6	-
Commissions	-	98	11
Management expenses	12	335	5
Information service and IT service	6	4	8
Miscellaneous	3	35	35
Total operating expenses	$572	$1326	$414

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

8.           Financial income and expenses

	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007

Finance income
Interest- income - third parties	$-	$-	$17
Total finance income	$-	$-	$17

	For the year ended 31 December 2009	For the year ended 31 December 2008	For the year ended 31 December 2007

Finance expenses
Interest expenses – third parties	$6	$5	$2
Total finance expenses	$6	$5	$2

9.           Property, plant and equipment

Office equipment, furniture, fittings

Cost at 1 January 2007	$-
Acquisition	49
Cost at 31 December 2007	49

Accumulated depreciation at 1 January 2007	-
Depreciation expense	-
Accumulated depreciation at 31 December 2007	-

Net cost at 1 January 2007	-
Net cost at 31 December 2007	$49

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

Office equipment, furniture, fittings

Cost at 1 January 2008	$49
Acquisition	34
Cost at 31 December 2008	83

Accumulated depreciation at 1 January 2008	-
Depreciation expense	18
Accumulated depreciation at 31 December 2008	18

Net cost at 1 January 2008	49
Net cost at 31 December 2008	$65

Office equipment, furniture, fittings

Cost at 1 January 2009	$83
Acquisition	-
Cost at 31 December 2009	83

Accumulated depreciation at 1 January 2009	18
Depreciation expense	23
Foreign exchange difference	3
Accumulated depreciation at 31 December 2009	44

Net cost at 1 January 2009	65
Net cost at 31 December 2009	$39

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

10.           Intangible assets

	Tenant rights and Construction permits	Goodwill	Software	Total

Cost at 1 January 2007	$-	$-	$-	$-
Acquisition	-	-	4	4
Revaluation	9 386	-	-	9 386
Cost at 31 December 2007	9 386	-	4	9 390

Accumulated amortization at 1 January 2007	-	-	-	-
Accumulated amortization at 31 December 2007	-	-	-	-

Net cost at 1 January 2007	-	-	-	-
Net cost at 31 December 2007	$9386	$-	$4	$9390

	Tenant rights and Construction permits	Goodwill	Software	Total

Cost at 1 January 2008	$9 386	$-	$4	$9390
Acquisition	-	1 212	-	1 212
Revaluation	4 427	-	-	4 427
Foreign exchange difference	(1 174)	-	-	(1 174)
Cost at 31 December 2008	12 639	1 212	4	13 855

Accumulated amortization at 1 January 2008	-	-	-	-
Amortization expense	-	-	4	4
Accumulated amortization at 31 December 2008	-	-	4	4

Net cost at 1 January 2008	9 386	-	4	9 390
Net cost at 31 December 2008	$12639	$1212	$-	$13851

	Tenant rights and Construction permits	Goodwill	Software	Total

Cost at 1 January 2009	$12639	$1212	$4	$13855
Acquisition	-	-	3	3
Revaluation	(555)	-	-	(555)
Foreign exchange difference	(361)	(35)	-	(396)
Cost at 31 December 2009	11 723	1 177	7	12 907

Accumulated amortization at 1 January 2009	-	-	4	4
Amortization expense	-	-	2	2
Foreign exchange difference	-	-	-	-
Accumulated amortization at 31 December 2009	-	-	6	6

Net cost at 1 January 2009	12 639	1 212	-	13 851
Net cost at 31 December 2009	$11 723	$1 177	$1	$12 901

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

11.           Trading Property

Expenses on the construction of properties are represented as part of long-term trading property. As at the balance sheet dates the Company's portfolio includes the following projects:

	As of 31 December 2009	As of 31 December 2008	As of 31 December 2007

Trading Property
Sochi “Kurortny”	$14 820	$11094	$8 844
Gagarin “Orbita”	7 793	4 410	36
Total	$22 613	$15 504	$8 880

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

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

12.           Loans

Short-term loans given to related parties as of 31 December 2009 are represented in the table below:

	Credit balance
	as of 31 December 2009	Interest rate	Issue date	Due date
		%
Short-term loans – related parties
Nazar Lappa	$570	0%	05.12.2009	05.03.2010
Total:	$570

In December 2009 the Company issued a short-term interest-free loan to its founder and director, Nazar Lappa in the amount of USD 570 thousand, with maturity on 05 March 2010. This loan was repaid on maturity.

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

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

13.           Other receivables

	as of 31 December 2009	as of 31 December 2008	as of 31 December 2007

Other receivables
Trade receivables - third parties	$2	$-	$-
Advances to suppliers – third parties	172	-	-
Other receivables – third parties	34	341	43
Total:	$208	$341	$43

14.           Other assets

	as of December 31, 2009	as of December 31, 2008	as of December 31, 2007

Other non-current assets
Long-term prepayments - third parties	$-	$-	$343
Other current assets
Income tax recoverable	3	-	-
VAT recoverable	65	2	31
Total other assets	$68	$2	$374

15.           Cash and cash equivalents

	as of December 31, 2009	as of December 31, 2008	as of December 31, 2007

Bank accounts in:
RUR	$-	$-	$4
USD	13	16	32
Cash:
USD	-	17	11
Total cash and cash equivalents	$13	$33	$47

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

16.           Income taxes

	as of December 31, 2009	as of December 31, 2008	as of December 31, 2007

Income tax expense - current	$-	$(6)	$(3)
Income tax expense - deferred	125	195	47
Total income tax charge	125	189	44

Income (loss) before income tax	(757)	(976)	516

Income tax rate	20%	24%	24%
Theoretical tax	151	234	(124)
Change in tax rate	-	(42)	-
Tax effect of operating income and expenses which are not assessable for taxation purposes	(26)	(3)	168
Total income tax charge	$125	$189	$44

In November 2008 the Federal Law on amendments to the Russian Tax Code enacted the decrease in corporate profit tax rate from 24% to 20%, effective from January 1, 2009. This tax rate was applied to determine the deferred tax liabilities as of December 31, 2008 and December 31, 2009.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

17.           Deferred taxes

	As of 31	Foreign exchange	Effect from tax rate change		Differences recognition and reversals at 24% rate		Acquisitions of	As of 1 January
	December 2007	differences	P&L	Equity	P&L	Equity	subsidiaries	2007
Tax effects of taxable temporary differences:
Intangible assets	$(2253)	$(91)	$-	$-	$-	$(2 162)	$-	$-
Long-term borrowings	(4)	-	-	-	(4)	-	-	-
	(2 257)	(91)	-	-	(4)	(2 162)	-	-
Tax effects of deductible temporary differences:
Trading Property	53	2	-	-	51	-	-	-
	53	2	-	-	51	-	-	-

Total net deferred tax liabilities	$(2204)	$(89)	$-	$-	$47	$(2 162)	$-	$-

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

	As of 31 December	Foreign exchange	Effect from tax rate change		Differences recognition and reversals at 20% rate		Acquisitions of	As of 1 January
	2008	differences	P&L	Equity	P&L	Equity	subsidiaries	2008
Tax effects of taxable temporary differences:
Intangible assets	$(2 528)	$371	$-	$506	$-	$(1 152)	$-	$(2253)
Long-term borrowings	(2)	1	-	-	1	-	-	(4)
	(2 530)	372	-	506	1	(1 152)	-	(2 257)
Tax effects of deductible temporary differences:
Trading Property	133	(25)	(31)	-	132	-	4	53
Retained earnings	79	(14)	(18)	-	111	-	-	-
	212	(39)	(49)	-	243	-	4	53

Total net deferred tax liabilities	$(2 318)	$332	$(49)	$506	$244	$(1 152)	$4	$(2204)

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

			Effect from tax rate change		Differences recognition and reversals at 20% rate
	As of 31 December 2009	Foreign exchange differences	P&L	Equity	P&L	Equity	Acquisitions of subsidiaries	As of 1 January 2009
Tax effects of taxable temporary differences:
Intangible assets	$(2 345)	$72	$-	-	$-	$111	$-	$(2 528)
Long-term borrowings	(1)	-	-	-	1	-	-	(2)
Trading Property	(193)	(9)	-		(184)	-	-	-
	(2 539)	63	-	-	(183)	111	-	(2 530)
Tax effects of deductible temporary differences:
Trading Property	268	3	-	-	132	-	-	133
Retained earnings	236	(19)	-	-	176	-	-	79
	504	(16)	-	-	308	-	-	212

Total net deferred tax liabilities	$(2 035)	$47	$-	-	$125	$111	$-	$(2 318)

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

18.           Other payables

	as of December 31, 2009	as of December 31, 2008	as of December 31, 2007

Other payables
Trade payables – third parties	$47	$-	$1
Other current payables – third parties	672	597	18
Accrued salaries and wages	100	-	7
Accrued interest - third parties	5	-	-
Income tax payable	-	-	1
VAT payable	4	-	-
Social tax payable	15	-	3
Land tax payable	431	-	-
Payroll tax payable	16	-	2
Total other payables	$1 290	$597	$32

19.           Borrowings

19.1.a           Long-term borrowings payable at 31 December 2007

As of December 31, 2007 the Group obtained long-term borrowings from the following companies and banks:

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

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

19.1.b           Long-term borrowings payable at 31 December 2008

As of December 31, 2008 the Company obtained long-term borrowings from the following companies:

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

19.2.a           Short-term borrowings payable at 31 December 2007

As of December 31, 2007 the Group has acquired borrowings from the following banks and related parties:

	Credit balance
	as of December 31, 2007	Interest rate	Issue date	Due date
		%
Short-term loans and borrowings – related parties
Plavnik R.G.	$6	0%	12.09.2006	on demand
Total:	$6

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

19.2.b           Short-term borrowings payable at 31 December 2008

As of December 31, 2008 the Company obtained long-term borrowings from the following companies:

	Credit balance
	as of December 31, 2008	Interest rate	Issue date	Due date
		%
Short-term loans and borrowings – related parties
Plavnik R.G.	$68	0%	12.09.2006	on demand
Total:	$68

19.2.c           Short-term borrowings at 31 December 2009

As of December 31, 2009 the Company has acquired short-term borrowings from the following banks and related parties:

	Credit balance
	as of December 31, 2009	Interest rate	Issue date	Due date
		%
Short-term loans and borrowings – related parties	$208
KREP Corp	99	8%	21.01.2009	09.11.2010
Plavnik R.G.	69	0%	12.09.2006	31.12.2010
Zoriy E.L.	23	0%	30.03.2009	31.12.2010
Plavnik R.G.	17	0%	30.09.2009	30.09.2010
Short-term loans and borrowings – third parties	$269
LLC “Anstroy”	82	9,3%	28.12.2007	27.12.2010
Lefteriadi K.T.	33	0%	14.06.2007	31.12.2010
Vohontsev S.K.	32	0%	30.07.2009	30.07.2010
Gromova S.A.	23	0%	01.07.2009	31.12.2010
Ovseychuk A.V.	20	0%	18.11.2009	18.11.2010
Sultanov A.F.	20	0%	18.11.2009	18.11.2010
Ivanova T.M.	15	0%	11.09.2009	11.09.2010
Sukhareva M.I.	15	0%	11.09.2009	11.09.2010
other third parties	29
Total:	$477

Pursuant to Agreement on Assignment of Right of Demand of May 27, 2009 and for the purpose of repayment of its debt to Anstroy LLC under Services Agreement No 18-U/09 of February 27, 2009, LaViDerm-Paris SRL assigns all its rights under Loan Agreement No 2712 of December 27, 2007 to Anstroy LLC, including right (demand) to the debt principal, interest and penalty.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

20.           Share capital

	Ordinary shares for the year ended 31 December 2009	Ordinary shares for the year ended 31 December 2008	Ordinary shares for the year ended 31 December 2007
Number of shares authorized	55 000 000	55 000 000	55 000 000
Number of shares issued and fully paid	10 794 811	9 467 968	6 554 770
Number of shares issued but not fully paid	-	-	-

Number of shares at the beginning of the year	9 467 968	6 554 770	-
Issued shares	1 326 843	2 913 198	6 554 770
Number of shares at the end of the year	10 794 811	9 467 968	6 554 770

Weighted average number of shares during the year	10 131 390	8 011 369	5 244 066

Par value of 1 share (in USD)	$3	$3	$3
Total share capital at the end of the year (in USD)	$32384 433	$28403904	$19664310

Prior to December 2009 the Company was an investment fund. At the meeting of the Board of Directors, a decision to change the company’s ownership pattern into the limited liability company was made.

Since December, 2009 accordingly, the sole director of the Company, adopted the following written resolutions:
• the Company's name was changed to Konsta Real Estate Properties Ltd;
• the issue of such number of ordinary shares as would set the share price at US $3 per share in the Company to Konsta Real Estate Properties Offshore Fund, Ltd as part of the re-organization in consideration of it agreeing to exchange its existing shareholding in the Company was approved confirmed and ratified and that in accordance with section 48 of the Act, in the opinion of the directors, this present cash value of the non-money consideration for the issue was not less than the amount to be credited for the issue of such shares.

The Company amended and restated the Memorandum and Articles of Association on December 10, 2008 to cancel the redemption rights of its members.

According to SAB Topic 4C, in case of this reorganization such changes in the capital structure must be given retroactive effect in the consolidated statement of financial position. These requirements are presented in the consolidated financial statements for years ended December 31, 2007, December 31, 2008 and December 31, 2009.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

For the Consolidated Statement of Stockholders’ Equity:

	Number of common shares	Common Stock	Share Premium	Total Stockholder’s Equity

Balance at 01 January 2007	-	$-	$-	$-
Shared issued shares for cash at $3 per share	6 554 770	19 664	(7 133)	12 531
Balance at 31 December 2007	6 554 770	$19 664	$(7 133)	$12 531

Balance at 01 January 2008	6 554 770	$19 664	$(7 133)	$12 531
Shared issued shares for cash at $3 per share	2 913 198	8 740	(4 439)	4 301
Balance at 31 December 2008	9 467 968	$28 404	$(11 572)	$16 832

Balance at 01 January 2009	9 467 968	$28 404	$(11 572)	$16 832
Shared issued shares for cash at $3 per share	1 326 843	3 980	3 258	7 238
Balance at 31 December 2009	10 794 811	$32 384	$(8 314)	$24 070

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
During 2009 the Company sold 1,326,843 shares of its common stock for proceeds of $7,238,000. Total par value of shares realized amounts to $3 980 000. Share premium is equal to $3 258 000.

Transaction with Revaluation Reserve

In the year 2007, the Company revaluated its tenant right. Revaluated amount of tenant right declared in Equity as of 31 December 2007 is equal to $7 133 000.

In the year 2008, the Company revaluated its tenant right. Revaluated amount of tenant right declared in Equity is equal to $2 978 000. The total revaluated amount is equal to $10 111 000 as of 31 December 2008.

In the year 2009, the Company revaluated its tenant right. Revaluated amount of tenant right declared in Equity is equal to ($733 000). The total revaluated amount is equal to $9 378 000 as of 31 December 2009.

Transaction with Translational Reserve

Foreign currency translation reserve declared in Equity during and as at 31 December 2007 is equal to $23 000.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

Foreign currency translation reserve declared in capital during 2008 is equal to ($1) thousand. Total reserve sum as at 31 December 2008 is $22 000.

Foreign currency translation reserve declared in capital during 2009 is equal to ($1) thousand. Total reserve sum as at 31 December 2009 is $21 000.

Other transactions

There were no options or warrants available for grant, issued, vested, etc. in all reporting periods.

21.           Basic and diluted earnings per share

Earnings per share have been calculated by dividing the profit, attributable to equity shareholders of Company by the weighted average number of shares outstanding during the period, excluding the weighted average number of ordinary shares purchased by the Company and held as treasury shares. The weighted average shares outstanding for 2009, 2008 and 2007 are disclosed in Note 20.

As of December 31, 2009, December 31, 2008 and December 31, 2007 there were no dilutive financial instruments outstanding, no options, no warrants. The Company hadn’t entered into the transactions regarding dilution gains and losses during the periods presented.

22.           Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions.

(a)	Transactions as of December 31, 2007

As of December 31, 2007 the Company granted advance to KREP Management in the amount of 5 thousand Dollars.

Transactions with related entities on Short-term loans are presented in note 19.2.

(b)	Transactions as of December 31, 2008

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

(c)	Transactions as of December 31, 2009

In December 2009 the Company issued a short-term interest-free loan to Nazar Lappa in the amount of USD 570 thousand, with maturity 05 March 2010.

Transactions with related entities on Short-term loans are presented in note 19.2.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)
23.           Operating leases

The following table shows contracts on operating lease as of December 31, 2007:

Counterparty	Lease	Lease term	Possibility of extension
Danom LLC	$52	31.12.2007	Yes
Federal Treasury Department for Smolensk Region	9	31.12.2007	Yes
Total:	$61

The following table shows contracts on operating lease as of December 31, 2008:

Counterparty	Lease	Lease term	Possibility of extension
Danom LLC	$156	31.12.2008	Yes
Other	2	31.12.2008	No
Total:	$158

The following table shows contracts on operating lease as of December 31, 2009:

Counterparty	Lease	Lease term	Possibility of extension
Danom LLC	$84	31.12.2009	Yes
Kasiss JSC	16	31.12.2009	Yes
L.Z. Seferyan (I.E.)	37	31.12.2009	Yes
Total:	$137

According to the stated contracts the Company leases building land in Sochi and Gagarin, and rents an office in Moscow.

24.           Commitments, contingencies, liens

At the reporting dates the Company has no any capital or operating lease commitments under non-cancellable operating lease contracts. The Company leases various facilities under cancellable operating lease agreements disclosed in Note 23. Usually the Company is required to give a two-month notice for the termination of these agreements. The lease expenditure charged to the income statement during the year is disclosed in Note 7.

At the reporting dates the Company has no any contingent liabilities in respect of legal claims arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the other contingent liabilities, including liens.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

25.           Events after the balance sheet date

Shares sold

Since December 31, 2009 to August 24, 2010 the Company hasn’t sold shares of its common stock.
Debt entered

On January 21, 2010, the Company received a short-term loan from «Promix Food» Ltd upon loan contract #Z-21/01-1 in the amount of 4,500,000 roubles (approximately US $150,000).  Interest on this loan is 12% per year.  Loan due date is January 21, 2011.

Control under Somo LLC

Pursuant to Sale-Purchase Agreement No 017/10-U of 09 July 2010, the Company acquired 2/3 of ownership interest in SOMO LLC share capital from R.G.Plavnik, at nominal value of RUR 8,000.Pursuant to the Agreement, the money is to be paid prior to 01 September 2010. Thus, the Company currently owns 100% of the share capital of SOMO LLC and confirms its status of ownership de jure. Before the Company controlled SOMO LLC de facto.

Repayment of short-term loan by related parties

In December 2009 the Company issued a short-term interest-free loan to its founder and director, Nazar Lappa in the amount of USD 570 thousand, with maturity on 05 March 2010.Thisloan was repaid on maturity.

Prolongation of short-term borrowing agreement

The Company prolonged the borrowing agreement with Ms. Gromova for the amount of USD 23 thousand. The new maturity date is 31 December 2010. The previous maturity was 1 July 2010.

Other Events

On 27 April 2010 the Company fulfilled operating lease agreement  # A08-09/1 with Kasiss JSC and оn 26 April 2010, signed a new operating lease agreement #02 with Tarasovneftegazstroy LLC.  This agreement is valid till 26 March, 2011.  Rental cost under this cancellable operating lease agreement amounts to RUB 110,000 (approximately US $3,637) per month.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

26.           Reconciling IFRS to US GAAP

The following table shows reconciling IFRS figures to US GAAP figures in the statements of comprehensive income:

	IFRS figures			US GAAP figures	IFRS figures		US GAAP figures	IFRS figures		US GAAP figures
	for the year ended 31 December 2009	Adjust-ments		for the year ended 31 December 2009	for the year ended 31 December 2008	Adjust-ments	for the year ended 31 December 2008	for the year ended 31 December 2007	Adjust-ments	for the year ended 31 December 2007

Income (Loss)	$(632)	$-		$(632)	$(787)	$-	$(787)	$560	$-	$560
Other comprehensive income (loss)
Foreign exchange difference	(290)	(290)		-	(1 175)	1 174	(1)	23		23
Revaluation of tenant rights	555	555		-	4 427	(4 427)	-	9 386	(9 386)	-
Income tax relating to components of other comprehensive (loss)/income	111	111		-	(275)	275	-	(2 253)	2 253	-
Other comprehensive income (loss), net of tax	(734)	(734)		-	2 977	(2 978)	(1)	7 156	(7 133)	23
Total comprehensive income (loss)	$(1 366)	$(734	)1	$(632)	$2 190	$(2 978)	$(788)	$7 716	$(7 133)	$583
Attributable to:
shareholders of Company	$(1 366)	$(734)		$(632)	$2 190	$(2 978)	$(788)	$7 716	$(7 133)	$583
non-controlling interests	$-			$-	$-		$-	$-		$-

1 The difference that appears during recalculation of “Other comprehensive income (loss)” in equity when accounting for revaluation of Tenant Rights in roubles during the effective period when Company has Tenant Rights.

Konsta Real Estate Properties Ltd

Consolidated Financial Statements for the year ended December 31, 2009, 2008 and 2007
(All amounts in US dollar thousands unless otherwise stated)

Notes to the financial statements (continued)

The following table shows reconciling IFRS figures to US GAAP figures in the statements of financial position:

	IFRS figures			US GAAP figures	IFRS figures		US GAAP figures	IFRS figures		US GAAP figures
	as of 31 December 2009	Adjust-ments		as of 31 December 2009	as of 31 December 2008	Adjust-ments	as of 31 December 2008	as of 31 December 2007	Adjust-ments	as of 31 December 2007

ASSETS
Current assets
Cash and cash equivalents	$13			$13	$33		$33	$47		$47
Short-term loans	570			570	-		-	3 770		3 770
Other receivables	208			208	341		341	43		43
Other current assets	68			68	2		2	31		31
Total current assets	859			859	376		376	3 891		3 891
Non-current assets
Trading property	22 613			22 613	15 504		15 504	8 880		8 880
Property, plant and equipment, net	39			39	65		65	49		49
Intangible assets	12 901	11 723	2	1 178	13 851	(12 639)	1 212	9 390	(9 386)	4
Deferred tax assets	504			504	212		212	53		53
Other non-current assets	-			-	-		-	343		343
Total non-current assets	36 057			24 334	29 632		16 993	18 715		9 329
TOTAL ASSETS	$36 916			$25 193	$30 008		$17 369	$22 606		$13 220

	IFRS figures			US GAAP figures	IFRS figures		US GAAP figures	IFRS figures		US GAAP figures
	as of 31 December 2009	Adjust-ments		as of 31 December 2009	as of 31 December 2008	Adjust-ments	as of 31 December 2008	as of 31 December 2007	Adjust-ments	as of 31 December 2007

LIABILITIES
Current liabilities
Other payables	$1 290			$1 290	$597		$597	$32		$32
Short-term borrowings	477			477	68		68	6		6
Total current liabilities	1 767			1 767	665		665	38		38
Long-term liabilities
Long-term borrowings	-			-	75		75	64		64
Deferred tax liabilities	2 539	(2 345	)3	194	2 530	(2 528)	2	2 257	(2 253)	4
Total long-term liabilities	2 539			194	2 605		77	2 321		68
EQUITY
Share capital	32 384			32 384	28 404		28 404	19 664		19 664
Share premium	(8 314)			(8 314)	(11 572)		(11 572)	(7 133)		(7 133)
Revaluation reserve	9 378	9 378	4	-	10 111	(10 111)	-	7 133	(7 133)	-
Translational reserve	21			21	22		22	23		23
Retained earnings	(859)			(859)	(227)		(227)	560		560
Total equity attributable to shareholders of Company	32 610			23 232	26 738		16 627	20 247		13 114
Non-controlling interests	-			-	-		-	-		-
Total equity	32 610			23 232	26 738		16 627	20 247		13 114
TOTAL LIABILITIES AND EQUITY	$36 916			$25 193	$30 008		$17 369	$22 606		$13 220

2 Revaluation during the effective period when Company has Tenant Rights

3 Deferred tax liability that appeared due to the revaluation of Tenant Rights.

4 Revaluation reserve – increase of fair value of net assets, related to revaluation of Tenant Rights, recorded as change in Equity less deferred tax liability (refer to 3).